As filed with the Securities and Exchange Commission on June 4, 2004

Registration No.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

Under

The Securities Act of 1933

First National Bankshares of Florida, Inc.

(Exact name of Registrant as specified in its charter)

Florida	6022	20-0175526
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Gary L. Tice

Chairman and Chief Executive Officer

First National Bankshares of Florida, Inc.

2150 Goodlette Road North

Naples, Florida 34102

(800) 262-7600

(Name, address, including zip code and telephone

number, including area code of agent for service)

Copies to:

ROBERT C. SCHWARTZ, ESQ.	ALFRED G. SMITH, ESQ.
SMITH, GAMBRELL & RUSSELL, LLP Promenade II, Suite 3100 1230 Peachtree Street, N.E. Atlanta, Georgia 30309 (404) 815-3500	SHUTTS & BOWEN LLP 1500 MIAMI CENTER 201 South Biscayne Boulevard Miami, Florida 33131 (305) 379-9147

Approximate Date of Commencement of Proposed Sale to the Public:

Upon the effective date of the merger of Southern Community Bancorp with and into Registrant.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Stock, $0.01 par value	13,400,000 shares	N/A	$82,054,312	$10,396

(1)	Reflects the estimated maximum number of shares of the Registrant’s common stock which may be issued in connection with the proposed merger of Southern Community Bancorp with and into the Registrant.

(2)	Computed, in accordance with Rule 457(f)(2), as the product of (x) the book value per share of the common stock of Southern Community on March 31, 2004 ($9.92) multiplied by (y) the estimated maximum number of shares of Southern Community common stock to be cancelled in connection with the merger in exchange for the securities registered hereby (8,271,604).

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

Explanatory Note

The information set forth in the joint proxy statement/prospectus that forms a part of this Registration Statement is presented giving effect to the 3% stock dividend declared by First National Bankshares of Florida, Inc. on April 19, 2004 and payable on July 15, 2004. The joint proxy statement/prospectus will not be mailed to shareholders of either First National or Southern Community Bancorp until following the payment of such 3% stock dividend.

Joint Proxy Statement/Prospectus

SOUTHERN COMMUNITY BANCORP

Dear Southern Community Shareholder:

You are cordially invited to attend a special meeting of the shareholders of Southern Community Bancorp to be held on August     , 2004 at 5:00 p.m. local time at the Orlando Marriott Lake Mary Hotel located at 1501 International Parkway, Lake Mary, Florida. At this special meeting, you will be asked to consider and vote upon a proposal to approve an Agreement and Plan of Merger pursuant to which Southern Community will be merged with and into First National Bankshares of Florida, Inc., a financial services holding company. If the merger agreement is approved at the special meeting and the merger is completed, each share of Southern Community common stock outstanding, other than any shares as to which dissenters’ rights have been properly exercised, will be converted, at the effective time of the merger, into the right to receive 1.6686 shares of common stock of First National, subject to possible adjustment in accordance with the terms of the merger agreement.

First National common stock is traded on the New York Stock Exchange under the symbol “FLB.” The closing price of First National common stock on July     , 2004 was $                    .

The merger cannot be completed unless Southern Community’s shareholders approve the merger agreement at the special meeting. If you were a shareholder of record of Southern Community common stock on June 30, 2004, you are entitled to vote at the special meeting. Whether or not you plan to attend, please take the time to vote by completing and mailing the enclosed proxy card.

This joint proxy statement/prospectus provides you with detailed information about the merger, First National and the shares of First National common stock that will be issued if the merger is completed. We encourage you to read this entire document carefully.

The Board of Directors of Southern Community believes that the merger is in the best interests of Southern Community’s shareholders. The Board has approved the merger with First National and recommends that you vote in favor of the proposal to approve the merger agreement.

Sincerely,

Charlie W. Brinkley, Jr. Chairman and Chief Executive Officer

Please see the section entitled “Risk Factors” beginning on page        for a discussion of potential risks associated with the merger, and in owning First National common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the First National common stock to be issued in the merger or determined that this document is accurate or adequate. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated July     , 2004 and is being first mailed to Southern Community shareholders on or about July     , 2004.

SOUTHERN COMMUNITY BANCORP

250 North Orange Avenue

Orlando, Florida 32801

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held August 26, 2004

To the Shareholders of Southern Community Bancorp:

A special meeting of the shareholders of Southern Community Bancorp will be held on             , August     , 2004 at 5:00 p.m. local time at the Orlando Marriott Lake Mary Hotel, 1501 International Parkway, Lake Mary, Florida, for the purpose of considering and voting upon a proposal to approve an Agreement and Plan of Merger pursuant to which Southern Community will be merged with and into First National Bankshares of Florida, Inc.

The merger agreement is more completely described in the accompanying proxy statement/prospectus, and a copy of the merger agreement is attached as Appendix A to the proxy statement/prospectus. Please review these materials carefully.

Action may be taken on the approval of the merger agreement at the special meeting on the date specified above or on any date to which the special meeting may be adjourned or postponed. Only holders of record of Southern Community common stock at the close of business on June 30, 2004, the record date for the special meeting, will be entitled to notice of, and to vote at, the special meeting and any adjournments or postponements thereof. Southern Community shareholders are entitled to assert dissenters’ rights pursuant to the Florida Business Corporation Act. A copy of the dissenters’ rights provisions of the Florida Business Corporation Act is attached as Appendix D to the enclosed joint proxy statement/prospectus.

The Board of Directors of Southern Community recommends that shareholders vote “FOR” the approval of the merger agreement.

Your vote is important. Whether or not you plan to attend the special meeting in person, please complete, sign and date the enclosed proxy card and return it without delay in the enclosed postage-paid envelope. This will assure your representation at the special meeting and may avoid the cost of additional communications. This will not prevent you from voting in person at the special meeting. You may revoke your proxy at any time before it is voted by signing and returning a later dated proxy with respect to the same shares, by filing with the Secretary of Southern Community a written revocation bearing a later date, or by attending and voting in person at the special meeting.

By Order of the Board of Directors,

Charlie W. Brinkley, Jr. Chairman and Chief Executive Officer

Orlando, Florida

July     , 2004

PLEASE COMPLETE, SIGN, DATE, AND RETURN THE ENCLOSED

PROXY CARD, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING.

Joint Proxy Statement/Prospectus

FIRST NATIONAL BANKSHARES OF FLORIDA, INC.

Dear First National Shareholder:

You are cordially invited to attend a special meeting of the shareholders of First National Bankshares of Florida, Inc. to be held on Thursday, August 26, 2004 at 5:00 p.m. local time at the Naples Beach Hotel, located at 851 Gulf Shore Boulevard North, Naples, Florida 34102. At this special meeting, you will be asked to consider and vote upon a proposal to approve an Agreement and Plan of Merger pursuant to which First National will acquire Southern Community Bancorp through the merger of Southern Community with and into First National.

If the merger agreement is approved at the special meeting and the merger is completed, First National will issue 1.6686 shares of common stock in exchange for each share of Southern Community common stock outstanding at the time of the merger, other than any shares as to which dissenters’ rights have been properly exercised. The exchange ratio is subject to possible adjustment in accordance with the terms of the merger agreement.

The merger cannot be completed unless First National’s shareholders approve the merger agreement at the special meeting. If you were a shareholder of record of First National common stock on July 5, 2004, you are entitled to vote at the special meeting. Whether or not you plan to attend, please take the time to vote by completing and mailing the enclosed proxy card.

This proxy statement/prospectus provides you with detailed information about the merger. We encourage you to read this entire document carefully.

The Board of Directors of First National believes that the merger is in the best interests of First National’s shareholders. The Board of Directors of First National recommends that you vote “FOR” approval of the merger agreement.

Sincerely,

Gary L. Tice Chairman and Chief Executive Officer

Please see the section entitled “Risk Factors” beginning on page        for a discussion of potential risks associated with the merger.

Neither the Securities and Exchange Commission nor any state securities commission has determined that this document is accurate or adequate. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated July     , 2004 and is being first mailed to First National shareholders on or about July     , 2004.

FIRST NATIONAL BANKSHARES OF FLORIDA, INC.

2150 Goodlette Road North

Naples, Florida 34102

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held August 26, 2004

To the Shareholders of First National Bankshares of Florida, Inc.:

A special meeting of the shareholders of First National Bankshares of Florida, Inc. will be held on Thursday, August 26, 2004 at 5:00 p.m. local time at the Naples Beach Hotel, located at 851 Gulf Shore Boulevard North, Naples, Florida 34102, for the purpose of considering and voting upon a proposal to approve an Agreement and Plan of Merger pursuant to which First National will acquire Southern Community Bancorp through the merger of Southern Community with and into First National.

The merger agreement is more completely described in the accompanying proxy statement/prospectus, and a copy of the merger agreement is attached as Appendix A to the proxy statement/prospectus. Please review these materials carefully.

Action may be taken on the approval of the merger agreement at the special meeting on the date specified above or on any date to which the special meeting may be adjourned or postponed. Only holders of record of First National common stock at the close of business on July 5, 2004, the record date for the special meeting, will be entitled to notice of, and to vote at, the special meeting and any adjournments or postponements thereof.

The Board of Directors of First National recommends that shareholders vote “FOR” the approval of the merger agreement.

Your vote is important. Whether or not you plan to attend the special meeting in person, please complete, sign and date the enclosed proxy card and return it without delay in the enclosed postage-paid envelope. This will assure your representation at the special meeting and may avoid the cost of additional communications. This will not prevent you from voting in person at the special meeting. You may revoke your proxy at any time before it is voted by signing and returning a later dated proxy with respect to the same shares, by filing with the Secretary of First National a written revocation bearing a later date, or by attending and voting at the special meeting.

By Order of the Board of Directors

Garrett S. Richter, Secretary

Naples, Florida

July     , 2004

PLEASE COMPLETE, SIGN, DATE, AND RETURN THE ENCLOSED

PROXY CARD, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING.

ADDITIONAL INFORMATION

This document incorporates important business and financial information about Southern Community and First National from other documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain these documents by requesting them in writing or by telephone from the appropriate company as follows:

Southern Community Bancorp Attn: Corporate Secretary 175 Timacuan Boulevard Lake Mary, Florida 32746 (407) 322-7061	First National Bankshares of Florida, Inc. Attn: Corporate Secretary 2150 Goodlette Road North Suite 800 Naples, Florida 34102 (239) 262-7600

Southern Community shareholders who would like to request any documents should do so by August     , 2004 in order to receive them before the Southern Community special meeting. First National shareholders who would like to request any documents should do so by August     , 2004 in order to receive them before the First National special meeting.

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SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. The merger agreement is attached to this proxy statement/prospectus as Appendix A. To fully understand the merger and for a more complete description of the terms of the merger, you should carefully read this entire document, including the appendices, and the documents we refer you to under the caption “Where You Can Find More Information.”

Information About First National Bankshares of Florida, Inc.

2150 Goodlette Road North

Naples, Florida 34102

(800) 262-7600

First National is a financial services holding company with executive offices in Naples, Florida. First National provides a broad range of financial services to its customers through its banking, insurance agency and wealth management subsidiaries, which operate 59 full-service financial centers located throughout Southwest and Central Florida. As of March 31, 2004, First National had $4.0 billion in consolidated assets and $3.0 billion in deposits. For additional information regarding First National, see “The Merger,” “Information About First National” and “Where You Can Find More Information.”

Information About Southern Community Bancorp

250 North Orange Avenue

Orlando, Florida 32801

(407) 648-1844

Southern Community is a bank holding company that owns three Florida state-chartered banks that operate a total of 18 full-service banking offices located throughout South and Central Florida. As of March 31, 2004, Southern Community had $1.0 billion in consolidated assets and $900 million in deposits. For additional information regarding Southern Community, see “The Merger,” “Information About Southern Community” and “Where You Can Find More Information.”

What Southern Community Shareholders Will Receive (See page     )

If the merger is completed, Southern Community shareholders (other than any shareholders who properly exercise dissenters’ rights) will receive 1.6686 shares of First National common stock for each share of Southern Community common stock owned on the effective date of the merger. Each Southern Community shareholder will receive a small cash payment equal to the value of any fractional share to which such shareholder is entitled, unless such shareholder elects to enroll in First National’s dividend reinvestment plan, in which case First National will issue to such shareholder, in book-entry form, the exact number of shares (rounded to the third decimal place) to which such person is entitled.

The 1.6686 exchange ratio is subject to adjustment in certain events as provided in the merger agreement and will be adjusted downward if the average price of First National common stock exceeds $19.42 per share over a measurement period prior to the merger, as discussed in more detail on page         .

Southern Community’s Reasons for the Merger (See page     )

The Southern Community Board believes that the terms of the merger agreement and the merger are fair to, and in the best interests of, Southern Community and its shareholders. In reaching its decision, the Southern Community Board considered the following factors, among others:

•	The value to be received by holders of Southern Community common stock pursuant to the merger agreement relative to the book value and earnings per share of Southern Community common stock;

•	The increasing importance of operational scale and financial resources in maintaining efficiency and remaining competitive over the long term;

•	The financial terms of recent business combinations in the financial services industry and a comparison of the multiples of selected combinations with the terms of the proposed merger with First National;

•	The opinion of SunTrust Robinson Humphrey that the exchange ratio is fair, from a financial point of view, to Southern Community shareholders;

•	The previous experience of management of First National in completing acquisition transactions;

•	The expanded range of banking services that the transaction will allow Southern Community to provide to its customers;

•	The tax-free nature of the transaction and the treatment of the transaction as a purchase for accounting and financial reporting purposes;

The Southern Community Board believes that the financial services industry is becoming increasingly competitive, and that the merger will enable Southern Community’s customers to be better served and will provide Southern Community’s shareholders with substantial benefits. The merger will also provide opportunities for Southern Community’s customers to be offered more diverse products and services.

Interests of Southern Community’s Directors and Executive Officers in the Merger

(See page     )

Southern Community’s executive officers and directors have economic interests in the merger that are different from or in addition to their interests as Southern Community’s stockholders. Southern Community’s board of directors considered their interests in its decision to approve the merger agreement. Several executive officers of Southern Community have existing agreements that provide severance benefits in the case of the change in control of Southern Community. As further described on page         , First National has agreed to pay these executives the amount of these severance benefits upon the consummation of the merger.

First National has agreed to enter into employment agreements with four of Southern Community’s executive officers upon the completion of the merger.

Some of Southern Community’s compensation and benefit plans, including its equity award plans, provide for the payment or accelerated vesting of rights or benefits upon a transaction such as the merger.

Mr. Brinkley and two other current directors of Southern Community to be selected to the board of directors of First National, will be appointed to the Board of Directors of First National, with Mr. Brinkley serving as its Vice Chairman. Southern Community’s directors who serve on First National’s board of directors are expected to be compensated for their services in that capacity in accordance with First National’s standard director compensation policy.

Opinions of Financial Advisors (See pages          and         )

Southern Community’s Advisor. Southern Community’s financial advisor, SunTrust Robinson Humphrey, has delivered a written opinion to the Southern Community Board that as of March 21, 2004, the date the Southern Community Board approved the merger and related agreements, the merger consideration is fair to Southern Community shareholders from a financial point of view. The fairness opinion is attached as Appendix B to this joint proxy statement/prospectus. You should read the opinion completely to understand the procedures followed, assumptions made, matters considered and limitations of the review undertaken by SunTrust Robinson Humphrey. SunTrust Robinson Humphrey’s opinion is addressed to the Southern Community Board and does not constitute a recommendation to any shareholder as to how to vote with respect to matters relating to the proposed merger.

First National’s Advisor. First National’s financial advisor, Keefe, Bruyette & Woods, Inc., has delivered a written opinion to the First National Board that as of March 19, 2004, the date the First National Board approved the merger and related agreements, the exchange ratio is fair to First National shareholders from a financial point of view. The opinion is attached as Appendix C to this joint proxy statement/prospectus. You should read the opinion completely to understand the procedures followed, assumptions made, matters considered and limitations of the review undertaken by KBW. KBW’s opinion is addressed to the First National Board and does not constitute a recommendation to any shareholder as to how to vote with respect to matters relating to the proposed merger.

Federal Income Tax Consequences (See page     )

Southern Community shareholders generally will not recognize any gain or loss for federal income tax purposes in the merger, except for taxes payable because of cash received by Southern Community shareholders instead of fractional shares of First National common stock. This non-recognition of gain or loss tax treatment will not apply to any cash received by a Southern Community shareholder who chooses to dissent from the transaction and receive cash instead of First National common stock for such shareholder’s Southern Community common stock as provided under Florida law. The procedures for exercising dissenters’ rights are discussed at page     .

Dissenters’ Rights (See page     )

Southern Community shareholders are entitled to dissent from the merger under Florida law and, if the merger is consummated, to receive payment in cash for the fair value of their shares, upon compliance with the dissenters’ rights provisions of the Florida Business Corporation Act. To preserve these rights, a shareholder must not vote in favor of the merger and must deliver to Southern Community a written notice of intent to demand payment for such shareholder’s shares before the vote on the merger at the Southern Community special meeting. The delivery of a proxy or vote against the merger is not considered such a notice. Failure to follow required procedures may result in the loss of statutory dissenters’ rights.

First National shareholders will not have any dissenters’ or appraisal rights in connection with the merger.

Payment of Dividends by First National

First National currently expects to continue to pay a quarterly dividend of at least $0.07 per share of common stock. Based on the 1.6686 exchange ratio and this annual dividend rate, holders of Southern Community common stock would receive anticipated annual dividends of $0.1168 per share of Southern Community common stock equivalent. Although there is no present plan or intention to decrease this dividend, First National’s board of directors may, subject to applicable law, change this dividend amount at any time, and First National’s ability to pay dividends on its common stock is subject to various legal and regulatory limitations.

Ownership of First National after the Merger

First National will issue approximately 12.0 million shares of its common stock to Southern Community shareholders in connection with the merger (assuming no additional shares of Southern Community common stock are issued upon the exercise of Southern Community stock options prior to the merger and no Southern Community shareholders exercise dissenters’ rights), which would constitute approximately 25% of the outstanding stock of First National after the merger, based on the number of outstanding shares of First National common stock on March 31, 2004.

Conditions to the Merger (See page     )

To complete the merger, a number of conditions must be satisfied in addition to obtaining the approval of the shareholders of First National and Southern Community, including the following:

•	First National and Southern Community must receive all necessary approvals of governmental and regulatory authorities;

•	First National and Southern Community must receive opinions from their respective legal counsel relating to the tax-free nature of the merger; and

•	no law or injunction may effectively prohibit the merger.

Termination of the Merger Agreement (See page     )

First National and Southern Community can agree to terminate the merger agreement at any time prior to completion of the merger, and either First National or Southern Community can terminate the merger agreement if, among other reasons, any of the following occurs:

•	the merger is not approved by the shareholders of Southern Community and First National;

•	the merger is not completed by December 31, 2004;

•	a court or other governmental authority permanently prohibits the merger; or

•	the other party breaches or materially fails to comply with any of its representations or warranties or obligations under the merger agreement.

Southern Community will also have the right to terminate the merger agreement if the average closing price of First National common stock during a specified period before receipt of the last required regulatory or shareholder approval of the merger is less than $14.56.

Amendment, Waiver and Extension of the Merger Agreement (See page     )

Southern Community and First National may amend the merger agreement at any time before the merger is completed, and may agree to extend the time within which any action required by the merger agreement is to take place. However, if an amendment would change the amount or form of the consideration Southern Community shareholders would receive in the merger, the amendment would have to be approved by the shareholders of Southern Community and First National.

Regulatory Approvals (See page     )

The merger is subject to the approval of the Federal Reserve Board. If the Federal Reserve Board approves the merger, the United States Department of Justice will have 15 days in which to challenge the approval on antitrust grounds. We may not consummate the merger until expiration of the 15-day waiting period. These governmental authorities may impose conditions for granting approval of the merger. First National and Southern Community have filed all required applications for regulatory review and approval or notice in connection with the merger. We cannot offer any assurance that all necessary approvals will be obtained or as to the date of any such approvals.

Accounting Treatment

First National will account for the merger as a purchase. Under this method of accounting, all the assets and liabilities of the acquired company are recorded at their respective fair values, as of the effective date of the merger. The amount, if any, by which the purchase price paid by First National exceeds the fair value of the net tangible and identifiable intangible assets acquired by First National in the merger is recorded as goodwill. First National will include the revenues and expenses of Southern Community in its financial statements from the date of the consummation of the merger.

Southern Community Special Meeting of Shareholders (See page             )

A special meeting of Southern Community’s shareholders will be held on August         , 2004 at 5:00 p.m. local time at the Orlando Marriott Lake Mary Hotel, 1501 International Parkway, Lake Mary, Florida. At the special meeting, Southern Community shareholders will be asked to approve the merger agreement and the related merger.

The merger agreement must be approved by the holders of a majority of the shares of Southern Community common stock outstanding on the record date. As of the record date for the special meeting, the directors and executive officers of Southern Community controlled approximately 25.9% of the outstanding shares of Southern Community common stock entitled to vote at the special meeting.

The Southern Community Board recommends that you vote FOR the proposal to approve the merger agreement and the related merger.

First National Special Meeting of Shareholders (See page     )

A special meeting of First National’s shareholders will be held on Thursday, August 26, 2004 at 5:00 p.m. local time at the Naples Beach Hotel, located at 851 Gulf Shore Boulevard North, Naples, Florida 34102. At the special meeting, First National shareholders will be asked to approve the merger agreement and the related merger.

Under the rules of the New York Stock Exchange, approval of the merger requires that holders of a majority of the outstanding shares vote on the matter, and that the votes cast in favor of approval of the merger exceed the votes cast against approval of the merger. As of the record date for the special meeting, the directors and executive officers of First National controlled approximately         % of the outstanding shares of First National common stock entitled to vote at the special meeting.

The First National Board recommends that you vote FOR the proposal to approve the merger agreement and the related merger.

Share Information and Market Prices

First National common stock trades on the New York Stock Exchange under the trading symbol “FLB.” There is no public trading market for Southern Community common stock. The following table presents the closing market prices for First National common stock on March 19, 2004 and July         , 2004 and the last trading price of Southern Community common stock of which Southern Community is aware as of those dates. March 19, 2004 was the last full trading day prior to the date on which the signing of the merger agreement was announced. July         , 2004 was the last practicable trading day for which information was available prior to the date of the printing of this joint proxy statement/prospectus. The table also presents the equivalent price per share of Southern Community common stock, giving effect to the merger, as of such dates. The equivalent per share price of Southern Community common stock is determined by multiplying the price per share of First National common stock for each date by the exchange ratio of 1.6686.

The market price of shares of First National common stock fluctuates from day to day. As a result, you should obtain current market quotations to evaluate the merger. These quotations are available from stockbrokers, in major newspapers such as The Wall Street Journal, and on the Internet.

	First National		Southern Community		Southern Community Equivalent Per Share Price
March 19, 2004		$17.01		$14.00		$28.38
_______, 2004	$	_____	$	_____	$	_____

Comparative Unaudited Per Share Data

The following table sets forth selected comparative per share data for each of First National and Southern Community on a historical, pro forma and pro forma-equivalent basis. The pro forma and pro forma equivalent per share information assume the merger had been consummated on the dates presented, in the case of the book value data, and as if the merger had been consummated on January 1, 2003, in the case of earnings and dividends per common share. The pro forma data assume that the merger is accounted for using the purchase method of accounting. The information in the following table is based on, and should be read in conjunction with, the historical financial information that First National and Southern Community have presented in their prior filings with the Securities and Exchange Commission and the pro forma information that is contained elsewhere in this document.

The pro forma equivalent amounts shown below for Southern Community have been calculated by multiplying the pro forma combined amounts for First National by the exchange ratio of 1.6686. The pro forma amounts are presented for informational purposes only and are not necessarily indicative of the operating results and financial position that might have been achieved had the merger occurred as of an earlier date, nor are they necessarily indicative of operating results and financial position that may occur in the future.

	First National Historical	Southern Community Historical	Pro Forma Combined	Southern Community Pro Forma Equivalent
Earnings per common share for the year ended December 31, 2003:
Basic	$0.67	$0.88	$0.62	$1.03
Diluted	0.66	0.84	0.60	1.00
Earnings per common share for the three months ended March 31, 2004:
Basic	0.22	0.20	0.19	0.32
Diluted	0.21	0.19	0.19	0.32
Cash dividends paid per common share:
For the year ended December 31, 2003	—	—	—	—
For the three months ended March 31, 2004	0.07	—	0.07	0.12
Book value:
As of December 31, 2003	7.88	9.52	9.83	16.41
As of March 31, 2004	8.16	9.92	10.08	16.82

Selected Financial Data

The following tables present summary selected financial data for each of First National and Southern Community on an historical basis and also show summary unaudited pro forma selected financial data for First National and Southern Community giving effect to the merger using the purchase method of accounting. The historical financial data show the financial results actually achieved by Southern Community and First National for the periods indicated. The pro forma income statement data for the three months ended March 31, 2004 and for the year ended December 31, 2003 assume the merger was consummated on January 1, 2003. The pro forma balance sheet data assumes the merger was consummated on the dates presented.

The pro forma amounts are not necessarily indicative of results of operations or combined financial position that would have resulted had the merger been consummated at the beginning of the period indicated or that will be attained in the future. The pro forma information is based on and should be read in conjunction with the audited financial statements of First National and Southern Community which are incorporated by reference into this document and the pro forma financial information contained elsewhere in this document.

First National

	Year Ended December 31,					Three Months Ended March 31,
	2003	2002	2001	2000	1999	2004	2003
					(unaudited)	(unaudited)
Income Statement Data:
Interest income	$166,294	$150,931	$148,728	$150,196	$127,455	$43,523	$37,963
Interest expense	42,846	47,299	65,316	74,606	55,896	10,919	9,979

Net interest income	123,448	103,632	83,412	75,590	71,559	32,604	27,984
Provision for loan losses	7,184	5,470	4,468	5,589	3,881	1,400	1,732
Non-interest income	62,416	54,728	47,980	36,281	35,140	16,710	15,104
Non-interest expense	130,298	104,441	93,588	75,964	79,778	32,529	28,249

Income before income taxes	48,382	48,449	33,336	30,318	23,040	15,385	13,107
Income tax expense	16,631	16,385	12,120	10,563	6,675	5,036	4,388

Net income	$31,751	$32,064	$21,216	$19,755	$16,365	$10,349	$8,719

Earnings per common share
Basic	$0.67	$0.68	$0.46	$0.43	$0.35	$0.22	$0.18
Diluted	0.66	0.66	0.45	0.42	0.34	0.21	0.18
Cash dividends declared per common share	—	—	—	—	—	0.07	—
Balance Sheet Data (at period end):
Total assets	$3,751,136	$2,735,204	$2,202,004	$2,125,737	$1,936,455	$3,998,528	$3,665,861
Total loans, net of unearned income	2,449,382	1,960,895	1,704,831	1,594,729	1,439,260	2,559,791	2,209,204
Total deposits	2,719,989	2,122,052	1,760,163	1,686,505	1,506,236	2,960,153	2,762,431
Total long-term debt	271,000	50,591	65,622	68,822	71,533	296,479	205,282
Shareholders’ equity	365,115	268,081	179,466	170,874	150,389	377,814	422,959

Southern Community

	Year Ended December 31,					Three Months Ended March 31,
	2003	2002	2001	2000	1999	2004	2003
						(unaudited)
Income Statement Data:
Interest income	$44,262	$33,470	$24,432	$12,512	$3,399	$13,003	$9,762
Interest expense	17,474	15,072	14,372	6,201	1,186	4,790	3,908

Net interest income	26,788	18,398	10,060	6,311	2,213	8,213	5,854
Provision for loan losses	3,206	2,405	2,351	1,174	609	966	745
Non-interest income	4,821	2,597	1,854	595	116	735	750
Non-interest expense	18,902	15,112	10,438	5,033	3,216	5,792	4,252

Income before income taxes	9,501	3,478	(875)	699	(1,496)	2,190	1,607
Income tax expense	3,380	1,277	(295)	299	(554)	769	603

Net income (loss)	$6,121	$2,201	$(580)	$400	$(942)	$1,421	$1,004

Earnings per common share
Basic	$0.88	$0.36	$(0.12)	$0.20	$(0.55)	$0.20	$0.15
Diluted	0.84	0.35	(0.12)	0.20	(0.55)	0.19	0.14
Cash dividends declared per common share	—	—	—	—	—	—	—
Balance Sheet Data (at period end):
Total assets	$899,249	$658,786	$449,127	$210,813	$83,864	$1,023,244	$707,206
Total loans, net of unearned income	727,852	506,529	356,618	152,529	61,984	797,498	557,936
Total deposits	771,679	593,417	399,973	182,225	65,063	893,090	637,659
Total long-term debt	43,500	—	—	—	—	43,500	—
Shareholders’ equity	67,841	58,099	42,348	26,351	11,838	71,566	59,340

Pro Forma Combined

	Year Ended December 31, 2003	Three Months Ended March 31, 2004
Income Statement Data:
Interest income	$207,680	$55,807
Interest expense	59,087	15,401

Net interest income	148,593	40,406
Provision for loan losses	10,390	2,366
Non-interest income	67,237	17,445
Non-interest expense	150,758	38,711

Income before income taxes	54,682	16,774
Income tax expense	18,776	5,496

Net income	$35,906	$11,278

Earnings per common share
Basic	$0.62	$0.19
Diluted	0.60	0.19
Cash dividends declared per common share	—	0.07
Balance Sheet Data (at period end):
Total assets	$4,807,804	$5,153,045
Total loans, net of unearned income	3,184,423	3,364,478
Total deposits	3,497,122	3,858,697
Total long-term debt	339,500	339,979
Shareholders’ equity	561,578	576,846

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, you should give careful attention to the following statements respecting risks associated with the merger and with the ownership of First National common stock.

Risks Specifically Related to the Merger

First National may encounter integration difficulties or may fail to realize the anticipated benefits of the merger.

First National and Southern Community may not be able to integrate their operations without encountering difficulties including, without limitation, the loss of key employees and customers, the disruption of their respective ongoing businesses or possible inconsistencies in standards, controls, procedures and policies.

Additionally, in determining that the merger is in the best interests of First National and Southern Community, as the case may be, the Board of Directors of each of First National and Southern Community considered that enhanced earnings may result from the consummation of the merger, including from reduction of duplicate costs, improved efficiency and cross-marketing opportunities. However, there can be no assurance that any enhanced earnings will result from the merger.

Because the market price of First National common stock fluctuates, you cannot be certain of the market value of the First National common stock that Southern Community shareholders will receive in the merger.

Upon completion of the merger, each share of Southern Community common stock (except for any shares as to which dissenters’ rights have been properly exercised) will be converted into 1.6686 shares of First National common stock, subject to possible adjustment as described under the heading “The Merger – Description of the Merger.” Any change in the price of First National common stock prior to the merger will affect the market value of the stock that Southern Community shareholders will receive on the date of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control.

The prices of First National common stock and Southern Community common stock at the closing of the merger may vary from their respective prices on the date the merger agreement was executed, on the date of this proxy statement/prospectus and on the date of the special meetings. As a result, the value represented by the exchange ratio will also vary. For example, based on the range of closing prices of First National common stock during the period from March 19, 2004, the last trading day before public announcement of the merger, through July     , 2004, the exchange ratio represented a value ranging from a high of $                     to a low of $                     for each share of Southern Community common stock. Because the date the merger is completed will be later than the dates of the meetings, at the time of your shareholders’ meeting, you will not know what the market value of the combined company’s common stock will be upon completion of the merger.

Future results of the combined companies may differ materially from the pro forma financial information presented in this document.

Future results of the combined company may be materially different from those shown in the pro forma financial statements that only show a combination of our historical results. The pro forma financial information includes adjustments to the fair value of Southern Community’s assets and liabilities. These adjustments represent management’s estimates based on current information and market conditions. The final allocation of the purchase price will be determined after the merger is completed and after completion of a final analysis to determine the fair values of Southern Community’s assets and liabilities. Accordingly, the final adjustments may be materially different from the pro forma financial information. Furthermore, we have estimated that the combined company will record approximately $4.3 million of merger-related charges. The charges may be higher or lower than we have estimated, depending upon how costly or difficult it is to integrate our two companies. These charges may decrease capital of the combined company that could be used for profitable, income-earning investments in the future. See “The Merger — Impact of the Merger on First National’s Financial Performance.”

The fairness opinions obtained by First National and Southern Community will not reflect changes in circumstances between the signing of the agreement and the merger.

First National and Southern Community have not obtained updated opinions as of the date of this document from their financial advisors. Changes in the operations and prospects of First National or Southern Community, general market and economic conditions and other factors which may be beyond the control of First National and Southern Community, and on which the fairness opinions were based may alter the value of First National or Southern Community or the prices of shares of First National common stock and shares of Southern Community common stock by the time the merger is completed. The opinions do not speak as of the time the merger will be completed or as of any date other than the dates of such opinions. For a description of the opinions that First National and Southern Community received from their respective financial advisors, please refer to “The Merger – Opinion of First National’s Financial Advisor” on page          and “The Merger” – Opinion of Southern Community’s Financial Advisor” on page         . For a description of the other factors considered by First National’s board of directors in determining to approve the merger, please refer to “The Merger – First National’s Reasons for the Merger” on page         . For a description of the other factors considered by Southern Community’s board of directors in determining to approve the merger, please refer to “The Merger – Southern Community’s Reasons for the Merger” on page         .

The merger agreements limits Southern Community’s ability to pursue alternatives to the merger.

The merger agreement contains “no shop” provisions that, subject to limited exceptions, limit Southern Community’s ability to discuss, facilitate or commit to competing third-party proposals to acquire all or a significant part of the company. In addition, Southern Community has agreed to pay $7.5 million to First National, under certain circumstances, in the event that Southern Community consummates an alternative transaction within six months after the termination of the merger agreement. These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Southern Community from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share price than that proposed in the merger, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire Southern Community than it might otherwise have proposed to pay.

Risks Related to Owning First National Common Stock

As of January 1, 2004, the date of First National’s spin-off from F.N.B. Corporation, First National has no operating history as an independent public company and may be unable to operate profitably as a stand-alone company.

First National does not have an operating history as an independent public company prior to January 1, 2004, the date it was spun off from F.N.B. Prior to that date, its business and F.N.B.’s business were under one ultimate parent, and First National and F.N.B. were able to rely, to some degree, on the resources of each other. First National now maintains its own financial, accounting and administrative functions. While First National employs a significant number of former key employees of F.N.B., there can be no assurance that First National will be able to operate successfully as an independent public company.

Because First National has not operated as an independent public company prior to January 1, 2004, its historical financial information may be of limited relevance.

First National’s historical financial information for dates and periods prior to January 1, 2004 may not necessarily be indicative of its results of operations, financial position and cash flows had it operated as a separate stand-alone entity during the periods presented.

First National’s status as a holding company makes it dependent on dividends from its subsidiaries to meet its obligations.

First National is a holding company and conducts almost all of its operations through its subsidiaries. First National does not have any significant assets other than the stock of its subsidiaries. Accordingly, First National depends on the cash flows of its subsidiaries to meet its obligations. First National’s right to participate in any distribution of earnings or assets of its subsidiaries is subject to the prior claims of creditors of such subsidiaries. Under federal law, First National’s bank and wealth management subsidiaries are limited in the amount of dividends they can pay to First National without prior regulatory approval. Also, bank regulators have the authority to prohibit First National’s bank and wealth management subsidiaries from paying dividends if they think the payment would be an unsafe and unsound banking practice.

First National could experience significant difficulties and complications in connection with its anticipated growth.

First National plans to expand its operations by acquiring financial institutions and branches as well as nondepository entities engaged in permissible activities which complement the services it provides. However, the market for acquisitions is highly competitive, and First National may not be successful in identifying financial institution and branch acquisition candidates, integrating acquired institutions or preventing deposit erosion at acquired institutions or branches.

First National may encounter unforeseen expenses, as well as difficulties and complications in integrating expanded operations and new employees without disruption to overall operations. In addition, rapid growth could adversely affect First National’s operating results because of many factors, including start-up costs, diversion of management time and resources, asset quality and required operating adjustments. First National may not integrate successfully or achieve the anticipated benefits of any growth or expanded operations.

Certain provisions of the Articles of Incorporation and Bylaws of First National, Florida law, and the Tax Disaffiliation Agreement between First National and F.N.B. may discourage takeovers.

The Articles of Incorporation and Bylaws of First National contain anti-takeover provisions that may make more difficult or expensive or may discourage a tender offer, change in control or takeover attempt that is opposed by First National’s board of directors. In particular, First National’s Articles of Incorporation and Bylaws:

•	classify its board of directors into three groups, so that shareholders elect only one-third of the board each year;

•	permit shareholders to remove directors only for cause;

•	do not permit shareholders to take action except at an annual or special meeting of shareholders;

•	require shareholders to give First National advance notice to nominate candidates for election to its board of directors or to make shareholder proposals at a shareholders’ meeting;

•	permit its board of directors to issue, without shareholder approval, preferred stock with such terms as the board may determine; and

•	require the vote of the holders of at least 75% of its voting shares for shareholder amendments to its Bylaws.

Under Florida law, the approval of a business combination with shareholders owning 10% or more of First National’s voting shares requires the vote of holders of at least two-thirds of its voting shares not owned by such shareholder, unless the transaction is approved by a majority of its disinterested directors. Additionally, Florida law generally provides that shares of a corporation acquired in excess of certain specified thresholds will not possess any voting rights unless the voting rights are approved by a majority vote of the corporation’s disinterested shareholders.

These provisions of the Articles of Incorporation and Bylaws of First National and of Florida law could discourage potential acquisition proposals and could delay or prevent a change in control, even though a majority of First National’s shareholders may consider such proposals desirable. Such provisions could also make it more difficult for third parties to remove and replace the members of First National’s board of directors. Moreover, these provisions could diminish the opportunities for shareholders to participate in certain tender offers, including tender offers at prices above the then-current market value of First National common stock, and may also inhibit increases in the trading price of its common stock that could result from takeover attempts or speculation.

First National entered into a Tax Disaffiliation Agreement with F.N.B. in connection with the spin-off, in which First National agreed to indemnify F.N.B. for all taxes and liabilities incurred as a result of any post-spin-off action or omission by First National contributing to an Internal Revenue Service determination that the spin-off was not tax-free. The Internal Revenue Service might determine that the spin-off was not tax-free, giving rise to First National’s indemnification obligation, if First National is involved in a change in control transaction during the four-year period beginning two years prior to the spin-off date that the Service determines First National engaged in pursuant to the same plan or series of related transactions as the spin-off. These agreements on the part of First National may have the effect of discouraging or preventing an acquisition of First National or a disposition of its businesses, which may in turn depress the market price for its common stock.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains forward-looking statements that are subject to risks and uncertainties. Forward-looking statements include statements preceded by, followed by or including words such as “believes,” “anticipates,” “plans,” “expects” and similar expressions. You should understand that the following important factors, in addition to those discussed elsewhere in this document and the documents incorporated by reference in this document, could affect the future results of First National and Southern Community and could cause those results to differ materially from those expressed in these forward-looking statements:

•	the business of First National or Southern Community may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;

•	expected revenue synergies and cost savings from the merger may not be fully realized within the expected time frame or at all;

•	revenues following the merger may be lower than expected;

•	deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger;

•	the regulatory approvals required for the merger may not be obtained on the proposed terms or on the anticipated schedule;

•	the merger may not be approved by First National’s and Southern Community’s shareholders;

•	competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues;

•	the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, which would adversely impact the combined company’s loan portfolio and allowance for loan losses; and

•	significant changes in the United States and foreign legal and regulatory framework may occur.

THE SOUTHERN COMMUNITY SPECIAL MEETING

General

This section contains information about the special shareholder meeting Southern Community has called to consider and vote on the approval of the merger agreement. Southern Community is mailing this proxy statement/prospectus to its shareholders on or about July     , 2004. Together with this proxy statement/prospectus, Southern Community is also sending to its shareholders a notice of the Southern Community special meeting and a form of proxy that Southern Community’s Board is soliciting for use at the special meeting and at any adjournments or postponements of the meeting. The special meeting will be held on August     , 2004 at 5:00 p.m., local time at the Orlando Marriott Lake Mary Hotel, 1501 International Parkway, Lake Mary, Florida.

Voting and Revocation of Proxies

You may use the accompanying proxy if you are unable to attend the special meeting in person or wish to have your shares voted by proxy even if you attend the meeting. You may revoke any proxy given pursuant to this solicitation by delivering to the Corporate Secretary of Southern Community, prior to or at the special meeting, a written notice revoking the proxy or a duly executed proxy relating to the same shares bearing a later date, or by attending the special meeting and voting in person at the special meeting. Your attendance at the special meeting will not, in and of itself, constitute a revocation of your proxy. All written notices of revocation and other communications with respect to the revocation of Southern Community proxies should be addressed to Southern Community Bancorp, 175 Timacuan Boulevard, Lake Mary, Florida 32746, Attention: Corporate Secretary. For a notice of revocation or later proxy to be valid, however, it must actually be received by Southern Community prior to the vote of the shareholders. All shares represented by valid proxies received pursuant to this solicitation, and not revoked before they are exercised, will be voted in the manner specified therein. If properly executed proxies are received by Southern Community with no voting instructions, the proxies will be voted “FOR” approval of the merger agreement.

Solicitation of Proxies

Solicitation of proxies may be made in person or by mail, telephone, or facsimile, or other form of communication by directors, officers and employees of Southern Community, who will not be specially compensated for such solicitation. Nominees, fiduciaries and other custodians will be requested to forward solicitation materials to beneficial owners and to secure their voting instructions, if necessary, and will be reimbursed for the expenses incurred in sending proxy materials to beneficial owners.

No person is authorized to give any information or to make any representation not contained in this proxy statement/prospectus and, if given or made, such information or representation should not be relied upon as having been authorized by Southern Community, First National or any other person. The delivery of this proxy statement/prospectus shall not, under any circumstances, create any implication that there has not been any change in the business or affairs of Southern Community or First National since the date of this proxy statement/prospectus.

First National and Southern Community have each agreed to pay one-half of the printing costs of this proxy statement/prospectus and related materials. All other costs of solicitation of proxies from Southern Community shareholders will be borne by Southern Community.

Record Date and Voting Rights

The Southern Community Board has fixed the close of business on June 30, 2004 as the record date for the determination of shareholders of Southern Community entitled to receive notice of and to vote at the special meeting. At the close of business on the record date, there were outstanding                      shares of

Southern Community common stock held by          holders of record. Each share of Southern Community common stock outstanding on the record date is entitled to one vote as to the approval of the merger agreement.

Under Florida law and the Articles of Incorporation and Bylaws of Southern Community, the affirmative vote of holders of a majority of the outstanding shares of Southern Community common stock is required to approve and adopt the merger agreement and the transactions contemplated thereby. Accordingly, any abstentions and broker non-votes will have the same effect as a vote against the merger. (A broker non-vote generally occurs when a broker who holds shares in street name for a customer does not have the authority to vote on certain non-routine matters because its customer has not provided any voting instructions with respect to the matter.)

As of the record date, approximately                      shares of Southern Community common stock (            % of the shares entitled to vote at the special meeting) were beneficially held by directors and executive officers of Southern Community.

Recommendation of the Southern Community Board

The Southern Community Board believes that the merger is in the best interests of Southern Community and its shareholders, and recommends that the shareholders of Southern Community vote “FOR” approval of the merger agreement.

In the course of reaching its decision to approve the merger agreement and the transactions contemplated thereby, the Southern Community Board, among other things, consulted with its legal advisors regarding the legal terms of the merger agreement and with its financial advisor as to the fairness, from a financial point of view, of the consideration to be paid to the holders of shares of Southern Community common stock. For a discussion of the factors considered by the Southern Community Board in reaching its conclusion, see “The Merger – Southern Community’s Reasons for the Merger.”

Southern Community shareholders should note that certain members of management and directors of Southern Community have certain interests in and may derive certain benefits as a result of the merger in addition to those received by Southern Community shareholders generally. See “The Merger – Financial Interests of Southern Community Directors and Executive Officers in the Merger.”

THE FIRST NATIONAL SPECIAL MEETING

General

This section contains information about the special shareholder meeting First National has called to consider and vote on the approval of the merger agreement. First National is mailing this proxy statement/prospectus to its shareholders on or about July         , 2004. Together with this proxy statement/prospectus, First National is also sending to its shareholders a notice of the First National special meeting and a form of proxy that First National’s Board is soliciting for use at the special meeting and at any adjournments or postponements of the meeting. The special meeting will be held on Thursday, August 26, 2004 at 5:00 p.m., local time at the Naples Beach Hotel, located at 851 Gulf Shore Boulevard North, Naples, Florida 34102.

Voting and Revocation of Proxies

You may use the accompanying proxy if you are unable to attend the special meeting in person or wish to have your shares voted by proxy even if you attend the meeting. You may revoke any proxy given pursuant to this solicitation by delivering to the Corporate Secretary of First National, prior to or at the special meeting, a written notice revoking the proxy or a duly executed proxy relating to the same shares bearing a later date, or by attending the special meeting and voting in person at the special meeting. Your attendance at the special meeting will not, in and of itself, constitute a revocation of your proxy. All written notices of revocation and other communications with respect to the revocation of First National proxies should be addressed to First National Bankshares of Florida, Inc., 2150 Goodlette Road North, Suite 800, Naples, Florida 34102, Attention: Corporate Secretary. For a notice of revocation or later proxy to be valid, however, it must actually be received by First National prior to the vote of the shareholders. All shares represented by valid proxies received pursuant to this solicitation, and not revoked before they are exercised, will be voted in the manner specified therein. If no specification is made, the proxies will be voted “FOR” approval of the merger agreement.

Solicitation of Proxies

Solicitation of proxies may be made in person or by mail, telephone, or facsimile, or other form of communication by directors, officers and employees of First National, who will not be specially compensated for such solicitation. Nominees, fiduciaries and other custodians will be requested to forward solicitation materials to beneficial owners and to secure their voting instructions, if necessary, and will be reimbursed for the expenses incurred in sending proxy materials to beneficial owners.

No person is authorized to give any information or to make any representation not contained in this proxy statement/prospectus and, if given or made, such information or representation should not be relied upon as having been authorized by First National, Southern Community or any other person. The delivery of this proxy statement/prospectus shall not, under any circumstances, create any implication that there has not been any change in the business or affairs of First National or Southern Community since the date of this proxy statement/prospectus.

First National and Southern Community have each agreed to pay one-half of the printing costs of this proxy statement/prospectus and related materials. All other costs of solicitation of proxies from First National shareholders will be borne by First National.

Record Date and Voting Rights

The First National Board has fixed the close of business on July 5, 2004 as the record date for the determination of shareholders of First National entitled to receive notice of and to vote at the special meeting. At the close of business on the record date, there were outstanding                  shares of First National

common stock held by              holders of record. Each share of First National common stock outstanding on the record date is entitled to one vote as to approval of the merger agreement.

As of the record date, approximately              shares of First National common stock (representing             % of the votes entitled to be cast at the special meeting) were beneficially held by directors and executive officers of First National. Subsidiaries of First National beneficially owned approximately              shares of First National common stock in various fiduciary capacities as of the record date, of which those subsidiaries have sole or shared voting power with respect to approximately              shares (representing             % of the shares entitled to vote at the special meeting).

Under Florida law and the Articles of Incorporation of First National, First National is not required to obtain shareholder approval of the merger. However, because of the number of shares of First National common stock to be issued in the merger, the New York Stock Exchange requires First National to obtain shareholder approval of the merger. Under New York Stock Exchange rules, approval of the merger agreement requires that holders of a majority of the outstanding shares of First National common stock vote on the matter, and that the votes cast in favor of approval exceed the votes cast against approval. Accordingly, any abstentions and broker non-votes will affect whether a sufficient number of votes are cast at the meeting to satisfy the New York Stock Exchange requirements, but will not affect the outcome of the vote if a sufficient number of votes are cast. (A broker non-vote generally occurs when a broker who holds shares in street name for a customer does not have the authority to vote on certain non-routine matters because its customer has not provided any voting instructions with respect to the matter.)

Recommendation of the First National Board

The First National Board believes that the merger is in the best interests of First National and its shareholders, and recommends that the shareholders of First National vote “FOR” approval of the merger agreement.

In the course of reaching its decision to approve the merger agreement and the transactions contemplated thereby, the First National Board, among other things, consulted with its legal advisors regarding the legal terms of the merger agreement and with its financial advisor as to the fairness to First National’s shareholders, from a financial point of view, of the consideration to be paid to the holders of shares of Southern Community common stock. For a discussion of the factors considered by the First National Board in reaching its conclusion, see “The Merger – First National’s Reasons for the Merger.”

THE MERGER

The following summary of the material terms and provisions of the merger agreement is qualified in its entirety by reference to the merger agreement, which, with the exception of the exhibits and disclosure memoranda, is incorporated herein by reference and included as Appendix A to this proxy statement/prospectus. We encourage you to read the merger agreement and the other Appendices to this proxy statement/prospectus in their entirety.

Description of the Merger

At the effective time of the merger, Southern Community will be merged with and into First National. The First National Articles of Incorporation and Bylaws in effect at the effective time will continue to govern First National until amended or repealed in accordance with applicable law. Following the merger, the size of the First National Board will be increased by three, and three of the members of the Southern Community Board, to be chosen by Southern Community, will be elected by the First National Board to fill those vacancies. The merger is subject to regulatory approval. See “– Bank Regulatory Matters.”

At the effective time of the merger, each share of Southern Community common stock outstanding immediately prior to the effective time (other than shares as to which dissenters’ rights have been properly exercised, and other than shares held by Southern Community, First National, or any of their subsidiaries, in each case, other than in a fiduciary capacity or as a result of debts previously contracted) will be converted automatically into the right to receive 1.6686 shares of First National common stock; provided, that if the average closing price of First National common stock exceeds $19.42 over the 20 consecutive trading days ending on the fifth day prior to the merger (such average closing price, the “Closing FLB Value”), the exchange ratio will be reduced to an amount that will result in each share of Southern common stock being exchanged for a number of shares of First National common stock having a value (based on the Closing FLB Value) equal to the average of $32.40 ($19.42 multiplied by 1.6686) and the product of 1.6686 multiplied by the Closing FLB Value.

The merger agreement provides that the exchange ratio will be adjusted to prevent dilution in the event First National changes the number of shares of First National common stock issued and outstanding prior to the effective time of the merger as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction. At the effective time of the merger, any shares of Southern Community common stock held by Southern Community, First National, or any of their subsidiaries, in each case, other than in a fiduciary capacity or as a result of debts previously contracted, will be canceled and retired without consideration being paid.

As of the record date for the Southern Community special meeting, there were                  shares of Southern Community common stock outstanding. Following the effective time, assuming that              shares of Southern Community common stock are outstanding at the effective time, the former shareholders of Southern Community would be issued                  shares of First National common stock, or approximately             % of the then outstanding shares of First National common stock, based on the number of shares of First National common stock outstanding on the record date for the Southern Community special meeting. The number of shares of First National common stock to be issued in the merger will be increased in the event any outstanding options to purchase shares of Southern Community common stock are exercised prior to the effective time. As of the record date for the Southern Community special meeting, there were outstanding options to purchase                  shares of Southern Community common stock, of which options to purchase                  shares were then exercisable.

Southern Community shareholders will be offered the opportunity to have the shares of First National common stock issued in the merger enrolled in First National’s dividend reinvestment plan. A shareholder who elects to enroll in the plan will have his or her shares of First National common stock held in book-entry form, with any fractional share issued in the merger rounded to the third decimal place. A shareholder who elects not to participate in the plan will receive a stock certificate evidencing the whole number of shares issued to the shareholder in the merger along with cash (without interest) in an amount equal to the value of any remaining fractional share, based on the closing price of First National common stock as reported by the New York Stock Exchange on the last trading day preceding the closing of the merger. See “ – Exchange of Certificates.”

The shares of First National common stock outstanding immediately prior to the merger will continue to be outstanding after the effective time of the merger.

Conversion of Southern Community Options

Options issued by Southern Community to certain of its employees and directors to purchase an aggregate of                  shares of Southern Community common stock were outstanding as of June 30, 2004. To the extent that shares of Southern Community common stock are issued pursuant to the exercise of Southern Community options in accordance with their terms prior to the effective time of the merger, the shares will be converted into First National common stock in the same manner as other shares of Southern Community common stock. At the effective time, each option to purchase Southern Community common stock that has not expired and remains outstanding shall be converted into and become an option to purchase shares of First National common stock, and First National shall assume each such option in accordance with the individual stock option agreement and any option plan by which it is evidenced, except that, from and after the effective time:

•	First National and its compensation committee shall be substituted for Southern Community and its compensation committee (or, if applicable, the entire Southern Community Board) administering such Southern Community option and plan;

•	each Southern Community option assumed by First National may be exercised solely for shares of First National common stock;

•	the number of shares of First National common stock subject to such Southern Community option will be equal to the number of shares of Southern Community common stock subject to such Southern Community option immediately prior to the effective time multiplied by the exchange ratio, with cash being paid in lieu of any resulting fraction of a share of First National common stock equal to the product of such fraction and the difference between the market value of one share of First National common stock and the per share exercise price of such option or other right to purchase shares of First National common stock; and

•	the per share exercise price under each such Southern Community option will be adjusted by dividing the per share exercise price under each such Southern Community option by the exchange ratio and rounding up to the nearest cent. For example, at the exchange ratio of 1.6686, an option to purchase 1,000 shares of Southern Community common stock at an exercise price of $10.00 per share would be converted into an option to purchase 1,669 shares of First National common stock at a price of $5.99 per share.

As soon as practicable after the effective time of the merger, First National will deliver to the holders of each Southern Community option an appropriate notice setting forth such participant’s rights pursuant thereto and the rights pursuant to such Southern Community option shall continue in effect on the same terms and conditions (subject to the adjustments described in the above paragraph), and First National will comply with the terms of each Southern Community option to ensure, to the extent required thereby, that Southern Community options which qualified as incentive stock options prior to the effective time continue to qualify as incentive stock options after the effective time. At or prior to the effective time, First National will take all corporate action necessary to reserve for issuance sufficient shares of First National common stock for delivery upon exercise of Southern Community options assumed by it. First National will cause the issuance of such shares to be registered under the Securities Act of 1933.

Any restrictions or limitations on transfer with respect to shares of Southern Community common stock subject to Southern Community options or any other plan, program, or arrangement of Southern Community or of any subsidiary of Southern Community, to the extent that such restrictions or limitations will not have already lapsed, and except as otherwise expressly provided in such plan, program, or arrangement, will remain in full force and effect with respect to shares of First National common stock into which such stock is converted pursuant to the merger agreement.

Effective Time of the Merger

The merger and the other transactions contemplated by the merger agreement will become effective on the date and at the time Articles of Merger are accepted for filing by the Florida Secretary of State or such other later date and time as is agreed to by the parties and specified in the Articles of Merger. Neither First National nor Southern Community can offer any assurance, however, as to whether or when the merger will occur. See “– Conditions to the Merger” and “– Bank Regulatory Matters.”

Exchange of Certificates

As soon as practicable after the effective time, First National Bank of Florida, a subsidiary of First National (the “Exchange Agent”), will mail to each holder of record of Southern Community common stock as of the effective time a Letter of Transmittal and related forms for use in forwarding stock certificates previously representing shares of Southern Community common stock for surrender and exchange for certificates representing First National common stock. Risk of loss and title to the certificates theretofore representing shares of Southern Community common stock shall pass only upon proper delivery of such certificates to the Exchange Agent.

SOUTHERN COMMUNITY SHAREHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES UNTIL THEY HAVE RECEIVED THE LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT.

Upon the surrender to the Exchange Agent of one or more certificates for shares of Southern Community common stock, together with a properly completed Letter of Transmittal, each Southern Community shareholder will be issued and mailed a certificate or certificates representing the aggregate number of whole shares of First National common stock to which he or she is entitled pursuant to the merger agreement, together with all declared but unpaid dividends in respect of such shares, and, where applicable, a check for the amount (without interest) representing any fractional share. A certificate for shares of First National common stock, or any check representing cash in lieu of a fractional share or declared but unpaid dividends, may be issued in a name other than the name in which the surrendered certificate is registered only if (i) the certificate surrendered is properly endorsed, accompanied by a guaranteed signature if required by the Letter of Transmittal and otherwise in proper form for transfer, and (ii) the person requesting the issuance of such certificate either pays to the Exchange Agent any transfer or other taxes required by reason of the issuance of a certificate for such shares in a name other than the registered holder of the certificate surrendered or establishes to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. The Exchange Agent will issue stock certificates evidencing First National common stock in exchange for lost, stolen, mutilated, or destroyed certificates of shares of Southern Community common stock only upon receipt of a lost stock affidavit and a bond indemnifying First National against any claim arising out of the allegedly lost, stolen, mutilated, or destroyed certificate. In no event will the Exchange Agent, First National or Southern Community be liable to any persons for any First National common stock or dividends thereon or cash delivered in good faith to a public official pursuant to any applicable abandoned property, escheat, or similar law.

Each Southern Community shareholder electing to enroll in First National’s dividend reinvestment plan will receive, rather than a stock certificate and a check for the amount of any fractional share of First National common stock to which such shareholder is entitled, a statement from the Exchange Agent setting forth the number of shares of First National common stock, rounded to the third decimal place, which are being held in such shareholder’s account in book-entry form.

On and after the effective time and until surrender of certificates of shares of Southern Community common stock to the Exchange Agent, each certificate that represented outstanding shares of Southern Community common stock immediately prior to the effective time will be deemed to evidence ownership of the number of shares of First National common stock into which such shares have been converted, and the holders thereof shall be entitled to vote at any meeting of First National shareholders. Beginning 30 days after the effective time, no shareholder will, however, receive dividends or other distributions on such First National common stock until the certificates representing shares of Southern Community common stock are surrendered. Upon surrender of Southern Community common stock certificates, Southern Community shareholders will be paid any dividends or other distributions on First National common stock that are payable to holders as of any dividend record date on or following the effective time. No interest will be payable with respect to withheld dividends or other distributions. However, voting rights on shares of Southern Community common stock continue for 90 days after the effective time regardless of whether certificates representing Southern Community common stock have been surrendered.

Background of the Merger

In exercising their fiduciary responsibility to shareholders, Southern Community’s management and board of directors regularly assess the financial services industry as a whole, including the regulatory and competitive environment for banking services, Southern Community’s future prospects for earnings and asset growth, and the viability of continued independent operations in accordance with Southern Community’s business plan. During the year ended December 31, 2003, Southern Community increased its total assets by over 36% and earnings by over 175% over the year ended December 31, 2002. As one of the fastest growing and largest banks (as measured by assets) based in the state of Florida, Southern Community’s management and board of directors have received unsolicited, informal indications of interest and inquiries from potential acquirers. Until the fall of 2003, Southern Community elected not to pursue these expressions of interest, believing it to be in the best interests of Southern Community and its shareholders for Southern Community to remain an independent entity.

During the course of its operations, management of Southern Community regularly meets with representatives of financial advisors. In October 2003, management of Southern Community met with SunTrust Robinson Humphrey and discussed the possibility of pursuing a strategy of finding a strategic partner. Later, at its meeting on November 4, 2003, based on its general discussions and an increasing pace of informal inquiries by potential acquirers, the board of directors of Southern Community formed a committee of the board (the “Merger Committee”) consisting of Mr. Charlie Brinkley, Mr. John Squires, Mr. Clark Jensen, Mr. Stanley Sandefur and Mr. Michael Vestal, to evaluate a strategy of pursuing a business combination and to determine whether or not Southern Community should engage a financial advisor in connection with such strategy. Following this meeting of the board of directors, the Merger Committee met again with SunTrust Robinson Humphrey on November 17, 2003 to explore further the strategic options available to Southern Community. SunTrust Robinson Humphrey reviewed with the Merger Committee its analyses regarding potential merger partners and the values obtained in recent merger and acquisition transactions that had taken place in the state of Florida. At this meeting, the Merger Committee requested that SunTrust Robinson Humphrey further research and review potential merger partners and report its conclusions to the full board of directors.

On February 3, 2004, SunTrust Robinson Humphrey met with the board of directors of Southern Community to review with them potential acquirers who might be interested in a potential combination with Southern Community and SunTrust Robinson Humphrey’s analysis of values that Southern Community might be able to obtain in a business combination transaction. At this meeting, the board of directors of Southern Community considered whether or not a strategic combination with another financial institutions would be a means to accomplish the following goals: (i) maximize the value of Southern Community common stock, (ii) provide liquidity for the shareholders of Southern Community, and (iii) ensure the continuity of management oversight. Based its discussion of the foregoing, the board of Southern Community determined at the February 3rd meeting that Southern Community should seek indications of interest from third parties with respect to a potential business combination, authorized the engagement of SunTrust Robinson Humphrey as financial advisor to Southern Community and directed SunTrust Robinson Humphrey to seek such indications of interest.

Following its engagement, SunTrust Robinson Humphrey contacted ten financial institutions, including First National, believed by it and Southern Community’s board to be potentially interested in and financially and otherwise capable of consummating a business combination with Southern Community. Nine of these companies executed confidentiality agreements with Southern Community and received information about Southern Community. During the week of February 23, 2004, indications of interest were received from two financial institutions (including First National) and were analyzed and considered by management and the board of directors of Southern Community with the assistance of its financial and legal advisors.

On March 4, the board of directors of Southern Community held a special telephonic meeting to consider the initial bids submitted by potential acquirers. SunTrust Robinson Humphrey reviewed with the board of directors the financial terms of each proposal, the business, operations and prospects of First National and the other bidder, certain pro forma financial data giving effect to a combination of Southern Community with each of the bidders, and the financial terms of other business combinations in the banking industry. After reviewing the bids and analyses presented by SunTrust Robinson Humphrey, the Southern Community board of directors authorized due diligence by First National and authorized management and Southern Community’s financial and legal advisors to negotiate a business combination transaction with First National.

During the weeks of March 8th and 15th, 2004, First National conducted due diligence of Southern Community, including on-site reviews of the credit portfolio and detailed discussions with management of Southern Community regarding its business, operations and prospects. At the same time, management of the two companies and their respective legal and financial advisors negotiated the terms of the proposed merger agreement. SunTrust Robinson Humphrey and management of Southern Community also conducted due diligence with respect to First National during this time period. In addition, management of Southern Community and SunTrust Robinson Humphrey continued to discuss financial and other aspects of the proposed transaction, including First National’s plans for integrating the operations of Southern Community with those of First National.

On March 17, 2004, the board of directors of First National held a regularly scheduled board meeting. Management of First National updated the board on the successful completion of the due diligence review of Southern Community and the negotiation of a definitive merger agreement. Representatives of Keefe, Bruyette & Woods, Inc., First National’s financial advisor, reviewed the financial aspects of the merger agreement and delivered an oral opinion that the merger consideration was fair, from a financial point of view, to the shareholders of First National. After discussion, the board approved the merger agreement and authorized the Chief Executive Officer of First National to execute the agreement and to take such further action as necessary to consummate the merger, subject to the required regulatory and shareholder approvals.

On March 19, 2004, Keefe, Bruyette & Woods, Inc. delivered its written opinion to First National, a copy of which is attached to this document as Appendix C, that, as of the date of the opinion, the merger consideration contemplated by the merger agreement was fair, from a financial point of view, to the shareholders of First National.

On March 19, 2004, management and the board of directors of Southern Community held a special telephonic meeting to analyze and consider the proposed transaction with First National. Representatives of Shutts & Bowen LLP, Southern Community’s legal advisor, reviewed the fiduciary obligations of the Southern Community board of directors with respect to the consideration of the proposed merger and reviewed the terms of the transaction and the definitive agreement from a legal point of view. Management and representatives of SunTrust Robinson Humphrey reviewed with the board of directors their due diligence findings regarding First National. Finally, representatives of SunTrust Robinson Humphrey summarized certain financial information with respect to First National and the proposed transaction for the Southern Community board and delivered to the Southern Community board SunTrust Robinson Humphrey’s oral opinion (which was subsequently confirmed in writing) that, as of such date, the per share merger consideration to be received by Southern Community shareholders was fair to the Southern Community shareholders from a financial point of view.

After a general question and discussion period among the members of the board, management, and their financial and legal advisers, the Southern Community board of directors voted unanimously to approve the merger agreement and the transactions contemplated by the merger agreement and to recommend the approval of the merger agreement and the transactions contemplated by the merger agreement to the shareholders of Southern Community.

Shortly following the conclusion of the Southern Community board meeting, the parties entered into the merger agreement.

Southern Community’s Reasons for the Merger

The board of directors of Southern Community believes that the transaction and the terms and provisions of the merger agreement are fair to and in the best interest of all shareholders of Southern Community. The Southern Community board of directors unanimously recommends that each shareholder vote to approve the proposed transaction with First National.

In reaching its decision to adopt and recommend the approval of the merger agreement, the Southern Community board considered a number of factors, including, but not limited to, the following:

•	The Southern Community board’s familiarity with and review of Southern Community’s business, operations, financial condition and earnings on an historical and a prospective basis, including, without limitation, its potential growth and profitability;

•	The current and prospective economic and competitive environment facing the financial services industry generally, and Southern Community in particular, including the continued rapid consolidation in the financial services industry and the competitive effects of the increased consolidation on financial institutions such as Southern Community;

•	The increasing importance of operational scale and financial resources in maintaining efficiency and remaining competitive over the long term;

•	The value to be received by holders of Southern Community common stock pursuant to the merger agreement relative to the book value and earnings per share of Southern Community common stock;

•	The anticipated cash dividends to be paid on the shares of First National common stock to be received by Southern Community shareholders in the merger;

•	The Southern Community board’s review, based on the presentation of its financial advisor, of the business, operations, financial condition and earnings of First National on an historical and a prospective basis and of the combined company on a pro forma basis and the historical stock price performance and liquidity of First National common stock, and the resulting relative interests of Southern Community shareholders and First National in the common equity of the combined company;

•	The financial terms of recent business combinations in the financial services industry and a comparison of the multiples of selected combinations with the terms of the proposed merger with First National;

•	The previous experience of management of First National in completing acquisition transactions;

•	The process conducted by Southern Community’s financial advisor in exploring and determining the potential value which could be realized by Southern Community’s shareholders in a business combination transaction, including the contacts between Southern Community’s financial advisor with certain financial institutions determined to be the most likely companies to be both interested in and otherwise capable of consummating a business combination transaction with Southern Community, the fact that each of the selected financial institutions which expressed interest in a business combination transaction with Southern Community was afforded an opportunity to submit proposals for such a transaction to Southern Community, the terms of the proposals received and the fact that the indicated value of the merger consideration in the First National proposal was higher than the indicated values of the consideration offered in the other proposal submitted to Southern Community;

•	The general impact that the merger could be expected to have on the constituencies served by Southern Community, including its customers, employees and communities;

•	The expanded range of banking services that the transaction will allow Southern Community to provide to its customers;

•	The expectation that the merger would constitute a reorganization under section 368(a) of the Internal Revenue Code and that it would be accounted for as a purchase for accounting and financial reporting purposes;

•	The fact that First National has agreed to (i) appoint three members of the board of directors of Southern Community to the board of directors of First National (including Mr. Charlie Brinkley as Vice Chairman of the First National board) and (ii) appoint two members of the board of directors of Southern Community to the board of directors of First National Bank of Florida, First National’s subsidiary bank, all of which are expected to provide a degree of continuity and involvement by Southern Community following the merger, in the interest of Southern Community’s shareholders, customers and employees;

•	That the directors and officers of Southern Community might be deemed to have interests in the merger other than their interests generally as Southern Community shareholders;

•	The results of the due diligence investigation of First National by management of Southern Community and SunTrust Robinson Humphrey;

•	The Southern Community board’s assessment, with the assistance of counsel, concerning the likelihood that First National would obtain all requisite regulatory approvals required for the merger;

•	The terms of the $7.5 million termination fee in favor of First National, including the risk that the termination fee might discourage third parties from offering to acquire Southern Community by increasing the cost of a third party acquisition, and recognizing that the termination fee was a condition to First National’s willingness to enter into the merger agreement;

•	The terms of the $7.5 million termination fee in favor of Southern Community if First National’s shareholders fail to approve the merger;

•	The alternative strategic courses available to Southern Community, including remaining independent and exploring other potential business combination transactions; and

•	The information presented by SunTrust Robinson Humphrey to the Southern Community board with respect to the merger and the opinion of SunTrust Robinson Humphrey that, as of the date of that opinion, the per share merger consideration was fair to the holders of Southern Community common stock from a financial point of view.

The foregoing discussion of the information and factors considered by the board of Southern Community is not intended to be exhaustive, but includes the material factors considered. In view of the variety of factors considered in connection with its evaluation of the transaction and the exchange ratio, the board of directors of Southern Community did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations, and individual directors may have given differing weights to different factors.

Each member of the board of directors of Southern Community has indicated that he or she intends to vote his or her shares of Southern Community common stock in favor of the merger.

THE BOARD OF DIRECTORS OF SOUTHERN COMMUNITY UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF SOUTHERN COMMUNITY VOTE FOR THE PROPOSAL TO APPROVE THE MERGER AGREEMENT.

Opinion of Southern Community’s Financial Advisor

At the March 19, 2004 meeting of the Southern Community Board of Directors, SunTrust Robinson Humphrey reviewed with the Board its financial analysis of the proposed merger and delivered its opinion that, as of the date of such opinion and based upon and subject to certain matters stated therein, the 1.6686 shares of First National common stock to be exchanged for each Southern Community common share owned was fair from a financial point of view to the shareholders of Southern Community.

The full text of the opinion of SunTrust Robinson Humphrey, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Appendix B and is incorporated herein by reference. The description of the SunTrust Robinson Humphrey opinion set forth herein is qualified in its entirety by reference to the full text of the opinion. Southern Community shareholders are urged to read the opinion in its entirety.

SunTrust Robinson Humphrey’s opinion is directed to the Board of Directors of Southern Community and relates only to the fairness from a financial point of view of the exchange ratio to the shareholders of Southern Community. SunTrust Robinson Humphrey’s opinion does not address any other aspect of the proposed merger and does not constitute a recommendation to any shareholders as to how such shareholder should vote at the Southern Community special meeting.

Material and Information Considered with Respect to the Merger

In arriving at its opinion, SunTrust Robinson Humphrey among other things:

•	reviewed the merger agreement;

•	reviewed and analyzed publicly available information concerning Southern Community and First National that SunTrust Robinson Humphrey believed to be relevant to its inquiry;

•	reviewed and analyzed financial and operating information with respect to the business, operations and prospects of each of Southern Community and First National furnished to SunTrust Robinson Humphrey by Southern Community and First National, respectively;

•	reviewed and analyzed the trading history of First National’s common stock for the past five years and a comparison of that trading history with those of other publicly traded companies that SunTrust Robinson Humphrey deemed relevant;

•	reviewed and analyzed a comparison of the historical financial results and present financial condition of each of Southern Community and First National with those of selected publicly traded companies that SunTrust Robinson Humphrey deemed relevant;

•	reviewed and analyzed a comparison of the financial terms of the proposed merger with the publicly available financial terms of certain other recent transactions that SunTrust Robinson Humphrey deemed relevant;

•	conducted discussions with the management of each of Southern Community and First National concerning their respective businesses, operations, assets, present conditions and future prospects; and

•	undertook other studies, analyses and investigations as SunTrust Robinson Humphrey deemed appropriate.

SunTrust Robinson Humphrey assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information discussed with or reviewed by it in arriving at its opinion. With respect to the financial forecasts of Southern Community and First National provided to or discussed with it, SunTrust Robinson Humphrey has assumed, at the direction of each of the management of the Southern Community and First National and without independent verification or investigation, that such forecasts have been reasonably prepared on bases reflecting the best currently available information, estimates and judgments of each of Southern Community and First National as to the future financial performance of Southern Community and First National. In arriving at its opinion, SunTrust Robinson Humphrey did not conduct a physical inspection of the properties and facilities of Southern Community and did not make nor obtain any evaluations or appraisals of the assets or liabilities (including, without limitation, any potential environmental liabilities), contingent or otherwise, of Southern Community, nor did it examine any individual credit files. SunTrust Robinson Humphrey is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and it has assumed that the aggregate allowances for loan and lease losses for Southern Community and First National are adequate to cover such losses.

The SunTrust Robinson Humphrey opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to SunTrust Robinson Humphrey, as of the date of its opinion. The financial markets in general and the market for the common stock of Southern Community and First National, in particular, are subject to volatility, and SunTrust Robinson Humphrey’s opinion did not address potential developments in the financial markets or the market for the common stock of Southern Community or First National after the date of its opinion. For purposes of its opinion, SunTrust Robinson Humphrey assumed that:

•	the proposed merger would be consummated substantially in accordance with the terms of the merger agreement;

•	the proposed merger will be treated as a tax-free reorganization for federal income tax purposes; and

•	all material governmental, regulatory or other consents or approvals necessary for the consummation of the proposed merger would be obtained without any adverse effect on Southern Community or the expected benefits of the proposed merger, including the cost savings, revenue enhancements and related expenses expected to result from the proposed merger.

•	Subsequent developments may affect SunTrust Robinson Humphrey’s opinion and SunTrust Robinson Humphrey does not have any obligation to update or revise its opinion.

In preparing its opinion, SunTrust Robinson Humphrey performed a variety of financial and comparative analyses, a summary of which are described below. The summary is not a complete description of the analyses underlying SunTrust Robinson Humphrey’s opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Accordingly, SunTrust Robinson Humphrey believes that its analyses must be considered as an integrated whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and SunTrust Robinson Humphrey’s opinion.

In performing its analyses, SunTrust Robinson Humphrey made numerous assumptions with respect to Southern Community, First National, industry performance and general business, economic, market and financial conditions, many of which are beyond the control of Southern Community and First National. The estimates contained in these analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.

SunTrust Robinson Humphrey’s opinion and analyses were only one of many factors considered by the Southern Community Board of Directors in its evaluation of the proposed merger and should not be viewed as determinative of the views of the Southern Community Board of Directors or management of Southern Community with respect to the proposed merger or the consideration to be received by Southern Community’s shareholders in the proposed merger. The exchange ratio was determined on the basis of negotiations between Southern Community and First National. Southern Community’s decision to enter into the proposed merger was made solely by the Southern Community Board of Directors.

The following is a summary of the material financial and comparative analyses presented to the Southern Community Board of Directors by SunTrust Robinson Humphrey in connection with its opinion.

Analysis of Southern Community

For purposes of SunTrust Robinson Humphrey’s analyses, all implied equity values per share for Southern Community were compared to the implied merger price per share of Southern Community of $29.48, based on First National’s closing price on the New York Stock Exchange on March 16, 2004 of $17.67 per share and the exchange ratio of 1.6686.

Analysis of Selected Publicly Traded Reference Companies

SunTrust Robinson Humphrey reviewed and compared publicly available financial data, market information and trading multiples for Southern Community with other selected publicly traded reference companies that SunTrust Robinson Humphrey deemed relevant to Southern Community. These companies are:

Capital City Bank Group, Inc. (CCBG)

First National Bankshares of Florida, Inc. (FLB)

Florida Banks, Inc. (FLBK)

Seacoast Banking Corporation of Florida (SBCF)

TIB Financial Corporation (TIBB)

For the selected publicly traded reference companies, SunTrust Robinson Humphrey analyzed, among other things, stock price as a multiple of latest twelve months (“LTM”) earnings per share (“EPS”), projected calendar year 2004 and 2005 EPS, book value per share and assets per share. All multiples were based on closing stock prices as of March 16, 2004. Projected EPS for the reference companies were based on First Call consensus estimates. First Call is an information provider that publishes a compilation of estimates of projected financial performance for publicly traded companies produced by equity research analysts at leading investment banking firms. The following table sets forth the median multiples indicated by the market analysis of selected publicly traded reference companies:

Reference Companies
Market Price to:
LTM EPS	21.69
Calendar 2004E EPS	20.02
Calendar 2005E EPS	17.99
Book Value Per Share	2.46
Assets Per Share	22.47

SunTrust Robinson Humphrey then applied the median multiples resulting from the analysis above to the values for Southern Community for the latest twelve months EPS, projected 2004 EPS, projected 2005 EPS, book value per share and assets per share. This analysis yielded a range of implied equity values per share for Southern Community of between $14.91 and $25.41.

SunTrust Robinson Humphrey noted that none of the companies used in the market analysis of selected publicly traded companies was identical to Southern Community and that, accordingly, the analysis necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies reviewed and other factors that would affect the market values of the selected publicly traded companies.

Analysis of Selected Merger and Acquisition Transactions

SunTrust Robinson Humphrey reviewed and analyzed the financial terms, to the extent publicly available, in 14 selected completed and pending mergers and acquisitions involving banks in the state of Florida announced between January 1, 2001 and March 16, 2004 that SunTrust Robinson Humphrey deemed relevant.

For the selected transactions, SunTrust Robinson Humphrey analyzed, among other things, stock price as a multiple of LTM EPS, book value per share, assets per share and premium to core deposits. All multiples for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. The following table sets forth the median multiples indicated by this analysis:

Median of All Reference Transactions
Market Price to:
LTM EPS	24.61
Book Value Per Share	3.03
Assets Per Share	22.87
Premium/Core Deposits	25.83

SunTrust Robinson Humphrey then applied the median multiple resulting from the analysis above to the LTM EPS, book value per share, assets per share and core deposits for Southern Community. This analysis yielded a range of implied equity values per share for Southern Community of between $16.91 and $29.29.

SunTrust Robinson Humphrey noted that no transaction considered in the analysis of selected merger and acquisition transactions is identical to the proposed merger. All multiples for the selected transactions were based on public information available at the time of announcement of such transaction, without taking into account differing market and other conditions during the period during which the selected transactions occurred.

Dividend Discount Analysis

SunTrust Robinson Humphrey performed a dividend discount analysis based upon projections provided by Southern Community’s management for the fiscal year ending December 31, 2004 and developed from Southern Community’s projections for the fiscal years ending December 31, 2005, 2006, 2007 and 2008 to estimate the net present equity value per share of Southern Community. SunTrust Robinson Humphrey discounted five years of estimated cash flows for Southern Community, assuming a dividend rate sufficient to maintain an equity capital ratio (defined as common equity divided by total assets) of 6.00% and using a range of discount rates from 13% to 14%. In order to derive the terminal value of Southern Community’s earnings stream beyond 2008, SunTrust Robinson Humphrey assumed terminal value multiples of fiscal year 2008 EPS ranging from 18.0x to 22.0x. The present value of this terminal amount was then calculated based on the range of discount rates mentioned above. These rates and values were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of Southern Community common stock. This analysis yielded a range of stand-alone values for Southern Community common stock of between $23.55 and $31.38 per share, with an average value of $27.31 per share.

Contribution Analysis

SunTrust Robinson Humphrey reviewed the relative contribution that First National and Southern Community would be making to the combined business in terms of net interest income, loan loss provision, non-interest income, non-interest expense, net income, total assets, net loans, total deposits, shareholders’ equity and tangible shareholders’ equity. SunTrust Robinson Humphrey analyzed relative contribution based on the latest twelve months results for each company through December 31, 2003. The relative contribution of Southern Community to the combined entity’s pro forma combined financial results ranged from a high of 30.9% (based on each company’s loan loss provision as of December 31, 2003) to a low of 5.8% (based on each company’s latest twelve months non-interest income). Southern Community’s shareholders are expected to receive 21.9% ownership of the combined entity, based on the exchange ratio of 1.6686.

Analysis of First National

Analysis of Selected Publicly Traded Reference Companies

SunTrust Robinson Humphrey reviewed and compared publicly available financial data, market information and trading multiples for First National with other selected publicly traded reference companies that SunTrust Robinson Humphrey deemed relevant to First National. These companies are:

Capital City Bank Group, Inc. (CCBG)

Florida Banks, Inc. (FLBK)

Seacoast Banking Corporation of Florida (SBCF)

TIB Financial Corporation (TIBB)

For the selected publicly traded reference companies, SunTrust Robinson Humphrey analyzed, among other things, stock price as a multiple of LTM EPS, projected calendar year 2004 and 2005 EPS and book value per share. All multiples were based on closing stock prices as of March 16, 2004. Projected EPS for the reference companies were based on First Call consensus estimates. The following table sets forth the median multiples indicated by the market analysis of selected publicly traded reference companies:

	Reference Companies
Market Price to:
LTM EPS	21.95	x
Calendar 2004E EPS	20.47
Calendar 2005E EPS	18.33
Book Value Per Share	2.58

SunTrust Robinson Humphrey then applied the median multiples resulting from the analysis above to the values for First National for the latest twelve months EPS, projected 2004 EPS, projected 2005 EPS and book value per share. This analysis yielded a range of implied equity values per share for First National of between $17.96 and $19.21. SunTrust Robinson Humphrey noted as part of its analysis that First National’s closing stock price on March 16, 2004 was $17.67.

SunTrust Robinson Humphrey noted that none of the companies used in the market analysis of selected publicly traded companies was identical to First National and that, accordingly, the analysis necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies reviewed and other factors that would affect the market values of the selected publicly traded companies.

Dividend Discount Analysis

SunTrust Robinson Humphrey performed a dividend discount analysis based upon projections published by SunTrust Robinson Humphrey equity research for the fiscal years ending December 31, 2004 and 2005 and developed from such projections for the fiscal years ending December 31, 2006, 2007 and 2008 to estimate the net present equity value per share of First National. SunTrust Robinson Humphrey discounted five years of estimated cash flows for First National, assuming a dividend rate sufficient to maintain an equity capital ratio (defined as tangible common equity plus trust preferred securities divided by total tangible assets) of 6.00% and using a range of discount rates from 9% to 11%. In order to derive the terminal value of First National’s earnings stream beyond 2008, SunTrust Robinson Humphrey assumed terminal value multiples of fiscal year 2008 EPS ranging from 18.0x to 22.0x. The present value of this terminal amount was then calculated based on the range of discount rates mentioned above. These rates and values were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of First National common stock. This analysis yielded a range of stand-alone values for First National common stock of between $18.55 and $24.09 per share, with an average value of $21.21 per share. SunTrust Robinson Humphrey noted as part of its analysis that First National’s closing stock price on March 16, 2004 was $17.67.

Other Factors and Analyses

SunTrust Robinson Humphrey took into consideration various other factors and analyses, including: historical market prices and trading volumes for First National’s common stock; movements in the common stock of selected publicly traded companies; movements in the S&P 500 Index and the NASDAQ Composite Index; and analyses of the weighted average costs of capital of selected publicly traded companies.

Information Regarding SunTrust Robinson Humphrey

The Southern Community Board of Directors selected SunTrust Robinson Humphrey to act as its financial advisor and render a fairness opinion regarding the proposed merger because SunTrust Robinson Humphrey is a nationally recognized investment banking firm with substantial experience in transactions similar to the proposed merger and because it is familiar with Southern Community, its business and its industry. SunTrust Robinson Humphrey is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, secondary distributions of listed and unlisted securities and private placements.

Pursuant to a letter agreement dated February 3, 2004, Southern Community has agreed to pay SunTrust Robinson Humphrey an opinion fee of $250,000, which was payable upon the earlier of delivery of the fairness opinion or signing of the Agreement. In addition, Southern Community has agreed to pay SunTrust Robinson Humphrey a financial advisory fee at closing of the proposed merger equal to 0.75% of the aggregate consideration to be paid by Southern Community’s shareholders pursuant to the proposed merger, less amounts previously received by Southern Community. Based on the current market price of First National common stock on July     , 2004, the most recent practicable date prior to the printing of this document, the additional fee payable to SunTrust Robinson Humphrey under the preceding formula would be $                    . The fees paid or payable to SunTrust Robinson Humphrey are not contingent upon the contents of the opinion delivered. In addition, Southern Community has agreed to reimburse SunTrust Robinson Humphrey for its reasonable out-of-pocket expenses, subject to certain limitations, and to indemnify SunTrust Robinson Humphrey and certain related persons against certain liabilities arising out of or in conjunction with its rendering of services under its engagement, including certain liabilities under the federal securities laws. In the ordinary course of its business, SunTrust Robinson Humphrey may actively trade in the securities of Southern Community or First National for its own account and the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, SunTrust Robinson Humphrey and its affiliates (including SunTrust Banks, Inc.) may have other financing and business relationships with Southern Community or First National in the ordinary course of business. In this regard, SunTrust Robinson Humphrey also acted as financial advisor to F.N.B. Corporation in 2003 in connection with its evaluation of strategic alternatives that culminated in the spin-off of First National on January 1, 2004.

First National’s Reasons for the Merger

The merger will significantly expand First National’s presence in the greater Orlando market and expand its banking operations to the East Coast of Florida. The merger will also provide significant opportunities to market First National’s investment, insurance and other fee-based products to the existing customers of Southern Community. Following the merger, Southern Community’s banking subsidiaries will be merged into First National Bank of Florida and will be able to draw upon its resources and competencies to provide a broader range of services and product delivery channels.

Opinion of First National’s Financial Advisor

First National engaged Keefe, Bruyette & Woods, Inc. to act as its exclusive financial advisor in connection with the merger. KBW agreed to assist First National in analyzing and effecting a transaction with Southern Community. First National selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with First National and its business. As part of its investment banking business, KBW is continually engaged in the valuation of financial businesses and their securities in connection with mergers and acquisitions.

On March 17, 2004, First National’s Board held a meeting to evaluate the proposed merger with Southern Community. At this meeting, KBW reviewed the financial aspects of the proposed merger. On March 19, 2004, KBW rendered a written opinion that, as of that date, the merger consideration in the merger was fair to the shareholders of First National from a financial point of view.

The full text of KBW’s written opinion is attached as Appendix C to this document and is incorporated herein by reference. First National’s shareholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW.

KBW’s opinion is directed to the Board and addresses only the fairness, from a financial point of view, of the merger consideration to the First National shareholders. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any First National shareholder as to how the shareholder should vote at the First National special meeting on the merger or any related matter.

In rendering its opinion, KBW:

•	reviewed, among other things,

•	the merger agreement,

•	the Annual Reports to Shareholders and Annual Reports on Form 10-KSB for the three years ended December 31, 2002, 2001 and 2000 of Southern Community,

•	the Annual Report to Shareholders and Annual Report on Form 10-K for the year ended December 31, 2003 of First National,

•	Certain interim reports to Shareholders and Quarterly Reports on Form 10-Q of Southern Community and certain other communications from Southern Community to its respective Shareholders,

•	Certain other communications from First National to its respective Shareholders, and

•	Other financial information concerning the businesses and operations of First National and Southern Community furnished to KBW by First National and Southern Community for purposes of KBW’s analysis;

•	held discussions with members of senior management of First National and Southern Community regarding

•	past and current business operations,

•	regulatory relationships,

•	financial condition, and

•	future prospects of the respective companies;

•	reviewed the market prices, valuation multiples, publicly reported financial condition and results of operations for First National and compared them with those of certain publicly traded companies that KBW deemed to be relevant;

•	reviewed the publicly reported financial condition and results of operations for Southern Community and compared them with those of certain publicly traded companies that KBW deemed to be relevant;

•	compared the proposed financial terms of the Merger with the financial terms of certain other transactions that KBW deemed to be relevant; and

•	performed other studies and analyses that it considered appropriate.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or otherwise made available to KBW or that was discussed with, or reviewed by or for KBW, or that was publicly available. KBW did not attempt or assume any responsibility to verify such information independently. KBW relied upon the management of First National as to the reasonableness and achievability of the financial and operating forecasts and projections (and assumptions and bases therefor) provided to KBW. KBW assumed, without independent verification, that the aggregate allowances for loan and lease losses for First National and Southern Community are adequate to cover those losses. KBW did not make or obtain any evaluations or appraisals of any assets or liabilities of First National or Southern Community, and KBW did not examine any books and records or review individual credit files.

The projections furnished to KBW and used by it in certain of its analyses were prepared by First National’s senior management. Southern Community does not publicly disclose internal management projections of the type provided to KBW in connection with its review of the Merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections.

For purposes of rendering its opinion, KBW assumed that, in all respects material to its analyses:

•	the Merger will be completed substantially in accordance with the terms set forth in the Merger Agreement;

•	the representations and warranties of each party in the Merger Agreement and in all related documents and instruments referred to in the Merger Agreement are true and correct;

•	each party to the Merger Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•	all conditions to the completion of the Merger will be satisfied without any waivers; and

•	in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the Merger, including the cost savings, revenue enhancements and related expenses expected to result from the Merger.

KBW further assumed that the Merger will be accounted for as a purchase transaction under generally accepted accounting principles. KBW’s opinion is not an expression of an opinion as to the prices at which shares of First National common stock or shares of Southern Community common stock will trade following the announcement of the Merger or the actual value of the shares of common stock of the combined company when issued pursuant to the Merger, or the prices at which the shares of common stock of the combined company will trade following the completion of the Merger.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of KBW, First National and Southern Community. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the First National Board in making its determination to approve the Merger Agreement and the Merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the First National Board or management of First National with respect to the fairness of the merger consideration.

The following is a summary of the material analyses presented by KBW to the First National Board on March 17, 2004 in connection with its March 19, 2004 written opinion. The summary is not a complete description of the analyses underlying the KBW opinion or the presentation made by KBW to the First National Board, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

Transaction Summary. KBW calculated the merger consideration to be paid as a multiple of Southern Community’s book value per share, 2003 earnings, 2004 estimated earnings and 2005 estimated earnings. KBW also calculated the merger consideration to be paid as a “Core Deposit Premium.” Core Deposit Premium equals the difference between the aggregate merger consideration and Southern Community’s tangible equity divided by total domestic, non-brokered deposits less time deposit accounts greater than $100,000. Additionally, KBW has adjusted throughout its analyses the financial data to exclude any non-recurring income and expenses and any extraordinary items. The merger consideration was based on an exchange ratio of 1.6686 First National shares for each Southern Community share. These computations were based on Southern Community’s stated book value per share of $9.52 as of December 31, 2003, Southern Community’s 2003 earnings of $6.1 million, Southern Community’s 2004 and 2005 projected earnings per First National’s management of $9.0 million and $12.5 million, respectively, and core deposits of $614.7 million as of December 31, 2003. Based on those assumptions and First National’s closing price of $17.67 on March 16, 2004, this analysis indicated Southern Community shareholders would receive stock worth $29.48 for each share of Southern Community common stock held. This amount would represent 309.6% of book value per share, 42.9 times 2003 earnings, 26.0 times estimated 2004 earnings, 18.8 times estimated 2005 earnings and a Core Deposit Premium of 27.3%.

Selected Transaction Analysis. KBW reviewed certain financial data related to a set of comparable Florida bank transactions announced since December 31, 2001 with deal values greater than $100 million (8 transactions).

KBW compared multiples of price to various factors for the First National – Southern Community Merger to the same multiples for the comparable group’s mergers at the time those mergers were announced. The results were as follows:

Comparable Transactions:

	Median		Low		High		First National / Southern Community Merger
Price / Stated Book Value	288.6%		203.1%		328.3%		309.6%
Price / Latest Twelve Months’ Earnings	28.4	x	21.2	x	39.2	x	42.9	x
Price / Estimated Earnings	27.6		19.9		35.3		26.0
Core Deposit Premium	20.3%		12.7%		34.7%		27.3%

KBW also analyzed the financial data for the period ended December 31, 2003 for Southern Community and reporting periods prior to the announcement of each transaction for each target in the Selected Transactions Analysis. The results were as follows:

Comparable Targets:

	Median	Low	High	Southern Community
Equity / Assets	7.36%	6.66%	9.79%	6.96%
Non-Performing Assets / Assets	0.33	0.08	1.34	0.32
Return on Average Assets (Year-to-Date Annualized)	0.92	0.42	1.09	0.78
Return on Average Equity (Year-to-Date Annualized)	12.44	5.89	13.68	10.31
Efficiency Ratio (Latest Twelve Months)	64	61	83	65

No company or transaction used as a comparison in the above analysis is identical to First National, Southern Community or the Merger. Accordingly, an analysis of these results is not purely mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the value of the companies to which they are being compared.

Discounted Cash Flow Analysis. Using discounted dividends analysis, KBW estimated the present value of the future stream of dividends that Southern Community could produce over the next five years, under various circumstances, assuming Southern Community performed in accordance with First National management’s earnings forecast for 2004 through 2005 and 15.0% annual earnings growth thereafter. KBW then estimated the terminal values for Southern Community stock by applying multiples ranging from 17.0x to 19.0x projected earnings in 2009. The dividend streams and terminal values were then discounted to present values using different discount rates (ranging from 10.0% to 14.0%) chosen to reflect different assumptions regarding the required rates of return to holders or prospective buyers of Southern Community common stock. This discounted dividend analysis indicated reference ranges of between $27.89 and $36.72 per share of Southern Community common stock. These values compare to the consideration offered by First National to Southern Community in the Merger of $29.48 per share.

Selected Peer Group Analysis. KBW compared the financial performance and market performance of First National to a group of comparable holding companies. The comparisons were based on:

•	various financial measures including:

•	earnings performance

•	operating efficiency

•	capital

•	asset quality

•	various measures of market performance including:

•	price to book value

•	price to earnings

•	dividend yield

To perform this analysis, KBW used the financial information as of and for the quarter ended December 31, 2003 and market price information as of March 16, 2004. Asset, loan and deposit data for First National is as of February 29, 2004. The 9 companies in the peer group were Alabama National BanCorporation, BancorpSouth, Inc., First Charter Corporation, First Citizens Bancshares, Inc., Hancock Holding Company, The South Financial Group, Inc., Trustmark Corporation, United Community Banks, Inc. and Whitney Holding Corporation. KBW has adjusted throughout its analysis the financial data to exclude certain non-recurring income and expenses and any extraordinary items.

KBW’s analysis showed the following concerning First National’s financial performance:

Selected Peer Group:

	Median	Low	High	First National
Return on Average Equity (GAAP)	13.87%	6.50%	17.64%	9.52%
Return on Average Assets (GAAP)	1.14	0.53	1.58	1.14
Return on Average Tangible Equity (Cash)	16.34	7.49	23.73	16.66
Return on Average Tangible Assets (Cash)	1.17	0.55	1.63	1.23
Net Interest Margin	3.76	3.11	4.56	4.11
Efficiency Ratio	61	51	97	59
Leverage Ratio	7.73	6.53	10.13	6.22
Equity / Assets	8.71	7.12	10.84	9.74
Loans / Deposits	92	71	106	88
Non-Performing Assets / Assets	0.38	0.19	0.55	0.15
Loan Loss Reserve / Non-Performing Assets	249	118	509	509
Loan Loss Reserve / Total Loans	1.36	1.13	1.50	1.14

KBW’s analysis showed the following concerning First National’s market performance:

Selected Peer Group:

	Median		Low		High		First National
Price / Stated Book Value Per Share	197%		121%		272%		230%
Price / Tangible Book Value Per Share	259		136		358		463
Price / 2004 GAAP Estimated Earnings Per Share	15.3	x	13.2	x	18.2	x	19.6	x
Price / 2004 Cash Estimated Earnings Per Share	14.9		12.9		17.8		19.2
Price / 2005 GAAP Estimated Earnings Per Share	13.9		11.7		16.0		17.5
Price / 2005 Cash Estimated Earnings Per Share	13.7		11.5		15.7		17.2
Dividend Yield	2.4%		0.9%		3.6%		1.5%

KBW also compared the financial performance of Southern Community a group of comparable banks. The comparisons were based on:

•	various financial measures including:

•	earnings performance

•	operating efficiency

•	capital

•	asset quality

To perform this analysis, KBW used the financial information as of and for the quarter ended December 31, 2003. Asset, loan and deposit data for Southern Community is as of February 29, 2004. The 10 companies in the peer group were ABC Bancorp, BancTrust Financial Group, Inc., Colony Bankcorp, Inc., Capital City Bank Group, Inc., Florida Banks, Inc., GB&T Bancshares, Inc., Main Street Banks, Inc., Seacoast Banking Corporation of Florida, Security Bank Corporation and SCBT Financial Corporation. KBW has adjusted throughout its analysis the financial data to exclude certain non-recurring income and expenses and any extraordinary items.

KBW’s analysis showed the following concerning Southern Community’s financial performance:

Selected Peer Group:

	Median	Low	High	Southern Community
Return on Average Equity (GAAP)	12.49%	4.63%	14.58%	10.31%
Return on Average Assets (GAAP)	1.16	0.52	1.42	0.78
Return on Average Tangible Equity (Cash)	14.99	9.20	27.79	10.47
Return on Average Tangible Assets (Cash)	1.21	0.55	1.51	0.79
Net Interest Margin	4.22	3.19	5.16	3.73
Efficiency Ratio	65	57	76	65
Leverage Ratio	8.89	7.26	10.90	7.76
Equity / Assets	9.55	6.12	10.83	6.96
Loans / Deposits	94	63	101	93
Non-Performing Assets / Assets	0.63	0.22	1.15	0.32
Loan Loss Reserve / Non-Performing Assets	166	86	207	297
Loan Loss Reserve / Total Loans	1.29	0.86	1.78	1.22

Contribution Analysis. KBW analyzed the relative contribution of each of First National and Southern Community to the pro forma balance sheet and income statement items of the combined entity, including assets, gross loans, deposits, equity, tangible equity and estimated 2004 earnings. This analysis excluded any purchase accounting adjustments. The pro forma ownership analysis assumed the aggregate deal value was in the form of 100% First National stock. The results of KBW’s analysis are set forth in the following table:

Category	First National	Southern Community
Assets	79.6%	20.4%
Gross Loans	75.9	24.1
Deposits	76.9	23.1
Equity	84.3	15.7
Tangible Equity	73.1	26.9
2004 Estimated Earnings (GAAP)	82.9	17.1
2004 Estimated Earnings (Cash)	83.2	16.8
Estimated Pro Forma Ownership	80.2	19.8

Financial Impact Analysis. KBW performed pro forma merger analyses that combined projected income statement and balance sheet information. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the Merger would have on certain projected financial results of the pro forma company. This analysis indicated that the Merger is expected to be dilutive to First National’s estimated 2004 GAAP and cash earnings per share and accretive to First National’s estimated 2005 GAAP and cash earnings per share. This analysis was based on First National’s 2004 “First Call” (as hereinafter defined) consensus earnings estimate and First National management’s 2005 earnings estimate. “First Call” is a data service that monitors and publishes a compilation of earnings estimates produced by selected research analysts regarding companies of interest to institutional investors. Earnings estimates for Southern Community for 2004 and 2005 were provided by First National’s management. This analysis was also based on estimated cost savings equal to 12.9% of Southern Community’s projected non-interest expenses and assumed the Merger closed on September 1, 2004. For all of the above analyses, the actual results achieved by pro forma company following the Merger will vary from the projected results and the variations may be material.

The First National Board has retained KBW as an independent contractor to act as financial adviser to First National regarding the Merger. As part of its investment banking business, KBW is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to, First National and Southern Community. As a market maker in securities, KBW may from time to time have a long or short position in, and buy or sell, debt or equity securities of First National and Southern Community for KBW’s own account and for the accounts of its customers.

First National and KBW have entered into an agreement relating to the services to be provided by KBW in connection with the Merger. First National has agreed to pay KBW a cash fee equal to $1,000,000. Pursuant to the KBW engagement agreement, First National also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify against certain liabilities, including liabilities under the federal securities laws.

Conditions to the Merger

The merger will occur only if the merger agreement is approved by the shareholders of First National and Southern Community at the respective special meetings. Consummation of the merger is subject to the satisfaction of certain other conditions, unless waived, to the extent legally permitted. Such conditions include:

•	the receipt of all required regulatory and governmental consents, approvals, authorizations, clearances, exemptions, waivers, or similar affirmations (and the expiration of all applicable waiting periods following the receipt of such items or the delivery of appropriate notices);

•	the receipt, with certain exceptions, of all consents required for consummation of the merger and the absence of any default under any contract of such party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a material adverse effect on such party;

•	receipt by each of First National and Southern Community of an opinion from its legal counsel as to the tax-free nature of the merger;

•	the absence of any action by a court or governmental or regulatory authority that restricts, prohibits or makes illegal the transactions contemplated by the merger agreement;

•	the effectiveness of the Registration Statement filed with the SEC of which this proxy statement/prospectus forms a part, and the receipt of all necessary approvals under state and federal securities laws relating to the issuance or trading of the shares of First National common stock issuable pursuant to the merger; and

•	the authorization for listing on the New York Stock Exchange of the shares of First National common stock to be issued to Southern Community shareholders in the merger.

In addition, unless waived, each party’s obligation to effect the merger is subject to the accuracy of the other party’s representations and warranties at the effective time of the merger and the performance by the other party of its obligations under the merger agreement and the receipt of certain closing certificates from the other party. The obligation of First National to effect the merger also is subject to the satisfaction of the following conditions:

•	First National shall have received an executed copy of a non-compete agreement from not less than 90% of the directors of Southern Community who are not executive officers of Southern Community;

•	a majority of eight identified officers of Southern Community shall have entered into employment agreements with First National; and

•	First National shall have received a written legal opinion of counsel to Southern Community addressing such matters as agreed to by First National, Southern Community and such counsel.

The obligation of Southern Community to effect the merger is also subject to the receipt by Southern Community of a legal opinion of counsel to First National addressing such matters as agreed upon by Southern Community, First National and such counsel.

No assurances can be provided as to when or if all of the conditions precedent to the merger can or will be satisfied or waived by the party permitted to do so.

Either Southern Community or First National may waive any of the conditions imposed with respect to its respective obligations to consummate the merger, except for requirements that the merger be approved by Southern Community’s and First National’s shareholders and that all required regulatory approvals be received.

Conduct of Business Prior to the Merger

Under the terms of the merger agreement, each of Southern Community and First National has agreed that, without the prior written consent of the other, it will not, and it will cause its subsidiaries not to:

•	take any action which would adversely affect the ability of any party to obtain any consent or approval required for the transactions contemplated by the merger agreement;

•	except as disclosed in the merger agreement, enter into or amend any employee benefit plan (except as may be required by applicable law, to satisfy contractual obligations existing as of the date hereof or amendments which, either individually or in the aggregate, would not reasonably be expected to result in a material liability to First National, Southern Community or their respective subsidiaries);

•	take any action that would adversely affect such party’s ability to perform any of its material obligations under the merger agreement;

•	amend its Articles of Incorporation or Bylaws, other than an amendment to Southern Community’s Articles of Incorporation to increase its authorized common stock from 10 million shares to 12 million shares; or

•	make any change in its accounting principles, practices or methods, other than as may be required by generally accepted accounting principles.

In addition, Southern Community has agreed that it will not, without the prior consent of First National:

•	operate its business other than in the usual, regular and ordinary course;

•	fail to use its reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises;

•	fail to use its reasonable efforts to maintain its current employee relationships;

•	make any unsecured loan or other extension of credit to any person if, immediately after making such loan or extension of credit, such person would be indebted to Southern Community and its subsidiaries in an aggregate amount in excess of $500,000, with certain exceptions for existing borrowers;

•

make any fully secured loan to any person (except for loans secured by a first mortgage on single family owner-occupied real estate and except for any loan to any person who has received from Southern Community a commitment for a loan or extension of credit prior to the date of the merger agreement) if, immediately after making such loan, such person would be indebted to

Southern Community and its subsidiaries in an aggregate amount in excess of $1.5 million, with certain exceptions for existing borrowers;

•	incur any additional debt obligation or other obligation for borrowed money in excess of an aggregate of $500,000 except in the ordinary course of business consistent with past practices or as necessary to maintain the “well-capitalized” status of each of its bank subsidiaries, or impose, or suffer the imposition, with certain exceptions, of a lien on any asset of Southern Community or its subsidiaries (other than in connection with deposits, repurchase agreements, bankers acceptances, treasury tax and loan accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust powers, and already existing liens);

•	repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of Southern Community or any of its subsidiaries;

•	except pursuant to the exercise of outstanding options to purchase Southern Community common stock and obligations under its Stock Purchase Plan and 401(k) plan, issue, sell, pledge, encumber, authorize the issuance of, enter into any contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Southern Community common stock or any other capital stock of any Southern Community subsidiary, or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock;

•	adjust, split, combine, or reclassify the capital stock of Southern Community or any subsidiary or issue or authorize the issuance of any other securities in respect of or in substitution for Southern Community common stock or sell, lease, mortgage, or otherwise dispose of or otherwise encumber (i) any shares of capital stock of any Southern Community subsidiary (unless any such shares of stock are sold or otherwise transferred to Southern Community or another of its subsidiaries) or (ii) any asset other than in the ordinary course of business for reasonable and adequate consideration;

•	except for purchases of United States Treasury securities or United States government agency securities, which in either case have maturities of five years or less, purchase any securities or make any material investment, either by purchase of stock or securities, contributions to capital, asset transfers, or purchase of any assets, in any person other than a wholly owned subsidiary or otherwise acquire direct or indirect control over any person, other than in connection with (i) foreclosures in the ordinary course of business, (ii) acquisitions of control by a depository institution subsidiary in its fiduciary capacity, or (iii) the creation of new wholly owned subsidiaries organized to conduct or continue activities otherwise permitted by the merger agreement;

•	commence any litigation other than in accordance with past practice or settle any litigation for material money damages or restrictions upon the operations of Southern Community or any of its subsidiaries;

•	except in the ordinary course of business, modify, amend, or terminate any material contract, other than renewals without a material adverse change of terms, or waive, release, compromise, or assign any material rights or claims;

•	except as otherwise disclosed in the merger agreement and for transactions in the ordinary course of business consistent with past practice, make any investment in excess of $150,000 either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a wholly owned subsidiary of Southern Community;

•	sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets to any individual, corporation or other entity other than a direct or indirect wholly owned subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, except in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of the merger agreement;

•

except as disclosed in the merger agreement, (i) enter into or amend any employment or severance agreements with any of its directors or executive officers, or any material employment or severance agreements with any of its other officers or employees, or (ii) grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except for normal individual increases in compensation to employees in the ordinary course of business consistent with past practice and grants of awards to newly hired employees consistent with past practice; or

•	agree to, or make any commitment to, take any of the actions described above.

First National has also agreed to conduct its business and the business of its subsidiaries in a manner designed, in its reasonable judgment, to enhance the long-term value of the First National common stock and its business prospects. First National or any of its subsidiaries may, however, discontinue or dispose of any of its assets or business if First National determines that such action is desirable in the conduct of its business.

First National Dividends

First National currently expects to continue to pay a quarterly dividend of at least $0.07 per share of common stock. Based on the 1.6686 exchange ratio and this annual dividend rate, holders of Southern Community common stock would receive anticipated annual dividends of $0.1168 per share of Southern Community common stock equivalent. Although there is no present plan or intention to decrease this dividend, the First National board of directors may, subject to applicable law, change this dividend amount at any time, and First National’s ability to pay dividends on its common stock is subject to various legal and regulatory limitations.

Under the merger agreement, First National has agreed that, until the merger is completed, it will not pay regular quarterly cash dividends in excess of $0.08 per share.

Employee Benefit Matters

The merger agreement provides that after completion of the merger, First National will provide Southern Community employees with employee benefits and compensation plans that are equivalent to those provided to similarly situated First National employees.

First National will generally provide the Southern Community employees with service credit for their service with Southern Community for purposes of eligibility, participation, vesting and levels of benefits (but generally not for benefit accruals under defined benefit pension plans) under the employee benefit and compensation plans of First National in which such employees are eligible to participate following the merger. First National has agreed to waive specified exclusions and limitations under its welfare benefit plans in which the Southern Community employees are eligible to participate following the merger to the extent waived under the corresponding Southern Community plan in which the applicable employee participated prior to the merger and to give Southern Community employees credit, for the plan year in which they start participating in any such plan, towards applicable deductibles and annual out-of-pocket limits for expenses incurred before such participation.

Modification and Waiver of Provisions of the Merger Agreement

The merger agreement may be amended by a subsequent writing signed by each party upon the approval of each party’s respective Board of Directors. However, the provisions relating to the consideration to be received by the holders of Southern Community common stock may not be amended in any material respect after the special meeting of either First National or Southern Community without the further approval of the shareholders of such party.

The merger agreement provides that each party may (i) waive any default in the performance of any term of the merger agreement by the other party, (ii) waive or extend the time for compliance or fulfillment by the other party of any of its obligations under the merger agreement, and (iii) waive any of the conditions precedent to its obligations to consummate the merger to the extent legally permitted. Neither First National nor Southern Community intends to waive any conditions of the merger if such waiver would, in the judgment of the waiving party, have a material adverse effect on it.

Termination of the Merger Agreement

The merger agreement may be terminated by mutual agreement of the First National Board and the Southern Community Board. The merger agreement may also be terminated by either Board of Directors in the event that:

•	any representation or warranty of the other party contained in the merger agreement is inaccurate and cannot be or has not been cured within 40 days of written notice of such inaccuracy and which inaccuracy would provide the terminating party the ability to refuse to consummate the merger under the applicable standard set forth in the merger agreement, provided that such party is not then in breach of the merger agreement;

•	the other party materially breaches any covenant or agreement in the merger agreement that cannot be or has not been cured within 40 days of written notice of such breach;

•	the required approval of the Southern Community and First National shareholders or any applicable regulatory or governmental authority is not obtained; or
•	the merger is not consummated by December 31, 2004, provided that the failure to consummate the merger by such date is not caused by any breach of the merger agreement by the terminating party.

Southern Community may also terminate the merger agreement if the average daily per share closing prices of First National common stock during the twenty trading days preceding the date on which all regulatory and shareholder approvals are obtained is less than $14.56. The Southern Community Board has made no decision as to whether it would elect to terminate the merger agreement in this event. Any such decision would be made by the Southern Community Board in light of the circumstances existing at the time. Prior to making any determination to terminate the merger agreement, the Southern Community Board would consult with its financial and other advisors and would consider all financial and other information it deemed relevant to its decision. In this regard, the Southern Community Board would consider many of the same factors that it considered in determining whether to approve and adopt the merger agreement, including the principal factors discussed under “The Merger – Southern Community’s Reasons for the Merger.” In particular, the Southern Community Board would analyze, among other factors, whether the then current consideration to be received in the merger would deliver more value to Southern Community shareholders than the value that could be expected in the event Southern Community were to continue as an independent company (which would occur if the Southern Community Board were to elect to abandon the merger and First National determined not to increase the exchange ratio). In addition, the Southern Community Board would consider whether, in light of market and other industry conditions at the time of such decision, the exchange ratio continued to be fair from a financial point of view to Southern Community’s shareholders.

Approval of the merger agreement by the shareholders of Southern Community and First National at the special meetings will confer on each of the Southern Community Board and the First National Board the power, consistent with its respective fiduciary duties, to elect to consummate the merger, regardless of whether any event may have occurred which would entitle such Board of Directors to terminate the merger agreement.

Termination Fees

In the event the merger agreement is terminated under circumstances generally related to the pursuit by Southern Community of an acquisition transaction with a potential acquiror other than First National and, within six months of the termination of the merger agreement, Southern Community consummates, or enters into an agreement to consummate, such an alternative transaction, then Southern Community will be obligated to pay First National a termination fee of $7.5 million.

In the event the merger agreement is terminated by either First National or Southern Community as a result of the failure of First National’s shareholders to approve the agreement, First National will be obligated to pay Southern Community a termination fee of $7.5 million.

In the event the agreement is terminated by Southern Community as a result of First National’s failure to satisfy any of its representations, warranties or covenants in the merger agreement, then First National will be obligated to reimburse Southern Community for its reasonable out-of-pocket expenses relating to the merger in an amount not to exceed $1 million.

Expenses

Each of the parties has agreed to pay its own expenses and one-half of the printing costs of this proxy statement/prospectus and related materials; provided, however, that in the event the merger agreement is terminated as a result of First National’s failure to satisfy any of its representations, warranties or covenants set forth therein, First National shall reimburse Southern Community for its reasonable out-of-pocket expenses relating to the merger in an amount not to exceed $1 million.

Material Federal Income Tax Consequences

Smith, Gambrell & Russell, LLP, counsel to First National, and Shutts & Bowen LLP, counsel to Southern Community, have rendered opinions, based upon certain customary assumptions and representations, that the U.S. federal income tax consequences of the merger are as follows:

•	the proposed merger will constitute a reorganization within the meaning of Section 368(a) of the Code;

•	no gain or loss will be recognized by the shareholders of Southern Community on the exchange of their Southern Community common stock for First National common stock pursuant to the terms of the merger to the extent of such exchange;

•	the federal income tax basis of the First National common stock for which shares of Southern Community common stock are exchanged pursuant to the merger will be the same as the basis of such shares of Southern Community common stock exchanged therefor (including basis allocable to any fractional interest in any share of First National common stock);

•	the holding period of First National common stock for which shares of Southern Community common stock are exchanged will include the period that such shares of Southern Community common stock were held by the holder, provided that such shares were capital assets of the holder;

•	the receipt of cash in lieu of fractional shares will be treated as if the fractional shares were distributed as part of the exchange and then redeemed by First National, and gain or loss will be recognized in an amount equal to the difference between the cash received and the basis of the fractional share of First National common stock surrendered, which gain or loss will be capital gain or loss if the Southern Community common stock was a capital asset in the hands of the shareholder; and

•	a shareholder of Southern Community who exercises statutory dissenter’s rights in connection with the merger generally will recognize capital gain or loss (if the Southern Community common stock was a capital asset in the hands of the shareholder) equal to the difference, if any, between such holder’s tax basis in the Southern Community common stock exchanged and the amount of cash received in exchange therefor.

The foregoing is a summary of the anticipated federal income tax consequences of the proposed merger under the Code and is for general information only. It does not include consequences of state,

local or other tax laws or special consequences to particular shareholders having special situations. Shareholders of Southern Community should consult their own tax advisors regarding specific tax consequences of the merger to them, including the application and effect of federal, state and local tax laws and tax consequences of subsequent sales of First National common stock.

Accounting Treatment

First National will account for the merger as a purchase under generally accepted accounting principles. Under the purchase method of accounting, all of the assets and liabilities of the acquired company are recorded at their respective fair values, as of the effective date of the transaction. The amount, if any, by which the purchase price paid by First National exceeds the fair value of the net tangible and identifiable intangible assets acquired by First National in the merger will be recorded as goodwill. After the merger, Southern Community’s assets and liabilities and results of operations will be consolidated with First National’s assets and liabilities and results of operations.

Financial Interests of Southern Community Directors and Executive Officers in the Merger

In considering the recommendation of the Southern Community Board with respect to the merger agreement, Southern Community shareholders should be aware that certain of the directors and members of management of Southern Community have interests in the merger that are in addition to their interests as shareholders of Southern Community generally. The Southern Community Board was aware of these interests and considered them in approving the merger.

Interests of Southern Community’s Directors and Executive Officers in the Merger

Shares of Southern Community common stock held by or for the benefit of directors and executive officers of Southern Community will be canceled and converted into the right to receive shares of First National common stock on the same basis as shares held by the other shareholders of Southern Community. In addition, the directors and executive officers of Southern Community have the following interests in the merger that are different from, or in addition to, those of the other shareholders of Southern Community.

Employment Agreements Offered to Certain Southern Community Executives. In addition to any other employees of Southern Community who may be offered employment with First National following the merger, in the event the merger is completed, the following executive officers of Southern Community (collectively, the “Executives”) will be offered employment agreements with First National:

Name of Executive	Position with Southern Community
Dennis G. Bedley	President of Southern Community Bank of South Florida

Charlie W. Brinkley, Jr.	Chief Executive Officer of Southern Community Bancorp

Thomas H. Dargan, Jr.	Chief Executive Officer of Southern Community Bank of Central Florida

Richard L. Garner	Chief Executive Officer of Southern Community Bank of Southwest Florida

Joel E. Whittenhall	President of Southern Community Bank of Southwest Florida

The material terms of the employment agreements are described below.

Term of Employment. Each Executive’s employment agreement will have an initial term of two years, except that Mr. Brinkley’s employment agreement will have an initial term of three years. Following the initial term, each agreement will remain in effect until terminated in accordance with its terms.

Compensation. As part of each Executive’s employment agreement, the Executive will receive a salary from First National of not less than such Executive’s current salary with Southern Community. In addition, each Executive will be eligible to receive incentive compensation, perquisites and fringe benefits on the same basis as First National’s other similarly situated executives.

Stock Options. At the time of the merger, each Executive will be awarded incentive stock options to purchase 10,000 shares of First National’s common stock.

Indemnification. Each Executive will be indemnified by First National to the fullest extent permitted by Florida law in connection with his role as an executive of First National.

Severance Benefits. If an Executive’s employment with First National is terminated by First National other than for cause, First National will pay the Executive severance of either two or three times (depending on the Executive’s position) the Executive’s annual base salary and bonus at the time of termination.

Termination Agreements with and Cash Payments to Certain Southern Community Executives. Southern Community has entered into termination agreements with Charlie W. Brinkley, Jr., John G. Squires, Dennis E. Bedley, Richard L. Garner and Joel E. Whitenhall, pursuant to which Southern Community is required to pay severance benefits to these executives in certain circumstances. In the case of each executive other than Mr. Bedley, the benefits are payable in the event of the involuntary termination of the executive’s employment or the voluntary termination of his employment following a change of control of Southern Community. In the case of Mr. Bedley, the benefits are payable in the event of involuntary termination at any time. Under the terms of each agreement, Southern Community will pay to the executive an amount equal to 18 months of salary in a lump sum payment due within 10 days of the termination of employment. Additionally, Mr. Brinkley and Mr. Squires will each receive the market value of 15,000 shares of Southern Community’s common stock.

In connection with the merger, First National intends to offer employment agreements to each of Messrs. Bedley, Brinkley, Garner and Whitenhall. If the executives accept these offers, First National will agree to make a cash payment to each of them in the amount equal to 18 months of current annual salary with Southern Community, subject to their agreement to terminate their existing termination agreements. Additionally, Mr. Brinkley will receive a cash payment in an amount equal to the market value, on the date of the merger, of 15,000 shares of common stock of Southern Community. The parties have also agreed that Mr. Squires will receive a cash payment in an amount equal to 18 months of his current annual salary with Southern Community, together with a cash payment in an amount equal to market value, on the date of merger, of 15,000 shares of the common stock of Southern Community. In this connection, the parties and Mr. Squires’ have agreed that Mr. Squires will not be employed by First National following the consummation of the merger and that he will enter into an agreement not to compete with First National for a period of one year after completion of the merger.

Salary Continuation Agreements of Certain Southern Community Executives. Messrs. Brinkley, Squires, Bedley, Garner and Whittenhall currently have salary continuation agreements with Southern Community pursuant to which each such person is entitled to receive certain benefits following the termination of his employment as a result of, among other events, the completion of the merger. These benefits are payable for a period of 20 years (in the case of Mr. Brinkley) and 15 years (in the case of Messrs. Squires, Bedley, Garner and Whittenhall). In the event of termination of employment as a result of completion of the merger, each such person will receive the maximum amount of his scheduled annual benefits. The estimated annual amount of benefits which each executive would be entitled to receive upon termination in connection with completion of the merger is as follows:

Name of Executive	Estimated Annual Benefit
Mr. Brinkley	$175,000	(1)
Mr. Squires	$110,000	(1)
Mr. Bedley	$92,175
Mr. Garner	$52,593
Mr. Whittenhall	$66,547

(1)	The annual benefit for Mr. Brinkley and Mr. Squires will increase by the percentage change in the consumer price index once the benefit becomes payable.

If any of such persons continues employment with First National following the merger, then such person would receive no immediate payments under his salary continuation agreement, but his salary continuation agreement would remain in effect following the merger. The agreements for Mr. Brinkley and Mr. Squires provide that the benefits payable will be reduced to the extent necessary to avoid the application of Section 280G of the Internal Revenue Code.

Equity-Based Awards. The merger agreement provides that upon completion of the merger, each outstanding and unexercised stock option of Southern Community and each share of Southern Community restricted common stock in respect of Southern Community common stock granted under Southern Community’s stock plans will cease to represent the right to acquire or receive these shares of Southern Community common stock, and will be converted into a right to acquire or receive the number of shares of First National common stock equal to the number of shares of Southern Community common stock covered by the Southern Community equity award times the exchange ratio, with the per share exercise price of each converted stock option equaling its pre-merger per share exercise price divided by the exchange ratio.

Under the equity-based plans of Southern Community and related award agreements, stock options to acquire Southern Community common stock and Southern Community restricted common stock and restricted stock unit awards in respect of Southern Community common stock, including those held by Southern Community’s executive officers, will fully vest or become free of restrictions upon completion of the merger.

Assuming the merger is completed by December 31, 2004, the number of unvested stock options to acquire shares of Southern Community common stock, and the number of shares of Southern Community restricted stock or common stock underlying restricted stock unit awards held by the following Southern Community executive officers that will become fully vested or free of restrictions upon the completion of the merger is as follows: (1) Mr. Bedley, 21,800 shares; (2) Mr. Brinkley, no shares; (3) Mr. Dargan, 14,375 shares; (4) Mr. Garner, 24,000 shares; and (5) Mr. Whittenhall, 24,000 shares.

Assuming the merger is completed by December 31, 2004, the number of unvested stock options to acquire shares of Southern Community common stock and the number of shares of Southern Community restricted stock or common stock underlying restricted stock unit awards held by the other executive officers and directors of Southern Community as a group that will become fully vested or free of restrictions upon the completion of the merger is 32,866.

Southern Community Director Representation. Upon completion of the merger, three of the current Southern Community directors will join the First National board of directors, which currently has eight members. These directors will include Mr. Brinkley and two other current Southern Community directors who will be selected prior to completion of the merger. Southern Community directors who serve on First National’s board of directors are expected to be compensated for their services in that capacity in accordance with First National’s standard director compensation policy. Consistent with this policy, it is anticipated that non-employee members of the Southern Community board of directors who join the First National board will receive remuneration for the period served as directors for the period between the merger date and the next annual meeting of stockholders, and employee members of the Southern Community board of directors who join the First National board will receive no additional compensation for their service as directors.

Indemnification. First National has agreed that it will, following the effective time of the merger, indemnify, defend, and hold harmless the current and former directors, officers, employees, and agents of Southern Community against all losses, expenses, claims, damages, or liabilities arising out of actions or omissions occurring at or prior to the effective time to the fullest extent then permitted under Florida law and by Southern Community’s Articles of Incorporation and Bylaws, as in effect on the date of the merger agreement, including provisions relating to advances of expenses incurred in defense of any litigation. The merger agreement further provides that First National will use commercially reasonable efforts to provide four years of extended directors and officers liability insurance coverage for Southern Community’s directors and officers with respect to matters occurring prior to the effective time of the merger.

Rights of Dissenting Shareholders

Southern Community shareholders as of the record date for the Southern Community special meeting are entitled to dissenters’ rights of appraisal under Florida law. Pursuant to the FBCA, a Southern Community shareholder who does not wish to accept the shares of First National common stock to be received pursuant to the terms of the merger agreement may dissent from the merger and elect to receive the fair value of his shares as of the day before to the effective date of the merger. Such fair value is exclusive of any appreciation or depreciation in anticipation of the merger, unless exclusion would be inequitable. First National shareholders are not entitled to dissenters’ rights in connection with the merger.

In order to exercise appraisal rights, a dissenting Southern Community shareholder must strictly comply with the statutory procedures of Sections 607.1301, and 607.1333 of the FBCA, which are summarized below. A copy of the full text of those Sections is attached hereto as Appendix D. Southern Community shareholders are urged to read Appendix D in its entirety and consult with their legal advisors, and cautioned that failure to adhere strictly to the requirements of Florida law in any regard will cause a forfeiture of any appraisal rights.

Procedures for Exercising Dissenters’ Rights of Appraisal. The following summary of Florida law is qualified in its entirety by reference to the full text of the provisions of the FBCA attached hereto as Appendix D.

1. A dissenting shareholder must file with Southern Community, prior to the taking of the vote on the merger, a written notice of intent to demand payment for his or her shares if the merger is completed. A vote against the merger will not alone be deemed to be the written notice of intent to demand payment. A dissenting shareholder need not vote against the merger, but cannot vote for the merger.

2. If the merger is completed, then within 10 days after the effective date of the merger, First National must send a written appraisal notice to each dissenting Southern Community shareholder specifying the effective date of the merger and providing a form with which the shareholder may state the shareholder’s name and address, the number, class and series of shares with respect to which the shareholder asserts appraisal rights, that the shareholder did not vote in favor of the merger, whether the shareholder accepts First National’s cash offer for the shareholder’s shares, and, if the offer is not accepted, the shareholder’s estimate of the fair value of the shares and a demand for payment of the shareholder’s estimated value plus interest.

The appraisal notice form must include First National’s estimate of the fair value of the Southern Community shares with respect to which the shareholder has exercised dissenter’s rights and an offer to pay that amount for the shares. The notice must also state where the form must be sent, the date by which it must be received, and the place at and date by which certificates for the shares must be delivered, together with a notice that the shareholder’s appraisal rights will have been waived unless the form is received by that date. Additionally, the form must state that, if requested in writing, First National will provide within 10 days the number of shareholders who have returned appraisal notices and the total number of shares owned by them. The notice must be accompanied by Southern Community’s balance sheet, income and cash flow statements for its most recently completed fiscal year and the latest available interim period.

3. A shareholder who wishes to exercise appraisal rights must complete and return the appraisal notice form and deposit the certificates for his shares in accordance with the instructions contained in the form and by the date specified. A shareholder who fails to comply with these procedures is not entitled to payment under these provisions of the FBCA. A shareholder who complies with these procedures may nevertheless withdraw from the appraisal process by notifying First National in writing prior to the last date for withdrawal specified in the appraisal notice. Unless a notice of withdrawal is made timely, a shareholder loses all rights of a shareholder except for payment of the fair value of his shares and may thereafter withdraw from the appraisal process only with the consent of First National.

4. If a dissenting shareholder accepts First National’s offer as set forth in the appraisal notice, First National must make such payment to the shareholder within 90 days after its receipt of the shareholder’s notice, and, upon such payment, the shareholder ceases to have any interest in the shares. If the shareholder does not accept First National’s offer, he must notify First National of his own estimate of the fair value of the shares and demand payment of that amount plus interest. A shareholder who fails to make such demand is entitled only to payment in the amount of First National’s offer.

5. The costs and expenses of any court appraisal proceeding are determined by the court and will be assessed against First National except that all or any part of such costs and expenses may be apportioned and assessed against any dissenting shareholders who are parties to the proceeding if the court finds their refusal to accept First National’s offer to have been arbitrary, vexatious or not in good faith. Expenses include reasonable compensation for, and expenses of, appraisers appointed by the court. The court may also assess the fees and expenses of counsel and experts for the parties in amounts the court finds equitable and may charge such fees and expenses against any party that failed to comply with the appraisal procedures or that acted arbitrarily, vexatiously or not in good faith. If the court finds that the services of counsel for any shareholder were of substantial benefit to other similarly situated shareholders, the court may such counsel reasonable fees to be paid out of the amounts awarded to the shareholders who were benefited by such services. If First National fails to make the required payment to a shareholder who has accepted First National’s offer, such shareholder may sue for the amount owed and, to the extent successful, recover all costs and expenses of the suit, including counsel’s fees.

Any dissenting shareholder who perfects his or her right to be paid the value of his or her shares will recognize gain or loss, if any, for federal income tax purposes upon the receipt of cash for such shares. The amount of gain or loss and its character as ordinary or capital gain or loss will be determined in accordance with applicable provisions of the Internal Revenue Code.

BECAUSE OF THE COMPLEXITY OF THE PROVISIONS OF THE FLORIDA LAW RELATING TO DISSENTERS’ APPRAISAL RIGHTS, SOUTHERN COMMUNITY SHAREHOLDERS WHO ARE CONSIDERING DISSENTING FROM THE MERGER ARE URGED TO CONSULT THEIR OWN LEGAL ADVISERS.

Bank Regulatory Matters

Federal Reserve Board Waiver. The merger is subject to prior approval by the Federal Reserve Board. Although approval of a bank holding company merger generally requires the filing of an application with the Federal Reserve Board, because First National plans to merge each of Southern Community’s three subsidiary banks with and into First National’s subsidiary bank immediately following the holding company merger, the Federal Reserve Board will grant a waiver to First National of the application requirement if First National provides to the Federal Reserve Board a notice containing (i) a copy of the filing made to the Office of the Comptroller of the Currency for approval of the consolidation of the subsidiary banks of First National and Southern Community, and (ii) a description of First National’s involvement in the transaction, the purchase price, and the source of funding for the purchase price. The written notice must be delivered to the Federal Reserve Board at least ten days prior to the consummation of the merger in order for a waiver to be granted. The waiver process effectively transfers the approval of the merger from the Federal Reserve Board to the Office of the Comptroller of the Currency. In determining whether to approve a transaction such as the merger, the Office of the Comptroller of the Currency takes into consideration the financial and managerial resources (including the competence, experience and integrity of the officers, directors and principal shareholders) and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served.

The Office of the Comptroller of the Currency is prohibited from approving a merger if it would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or if its effect in any section of the country would be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner result in a restraint of trade, unless the Office of the Comptroller of the Currency finds that the anti-competitive effects of a merger are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In addition, under the Community Reinvestment Act of 1977, as amended (the “CRA”), the Office of the Comptroller of the Currency must take into account the record of performance of the existing institutions in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by such institutions. As of March 31, 2004, First National Bank of Florida, Southern Community Bank of Central Florida and Southern Community’s Bank of Southwest Florida had received “satisfactory” CRA performance ratings from their respective federal regulators. Southern Community Bank of South Florida, which commenced operations in August 2002, has not received a CRA performance evaluation.

Applicable federal law provides for the publication of notice and public comment on applications filed with the Office of the Comptroller of the Currency and authorizes the Office of the Comptroller of the Currency to permit interested parties to intervene in the proceeding. If an interested party is permitted to intervene, such intervention could delay the regulatory approval process.

The merger generally may not be consummated until after 30 days following the date of applicable federal regulatory approval, unless shortened to 15 days by the Attorney General, during which time the Department of Justice may challenge the merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the Office of the Comptroller of the Currency’s approval unless a court specifically ordered otherwise. First National and Southern Community believe that the merger does not raise substantial antitrust or other significant regulatory concerns and that any divestitures that may be required in order to consummate the merger will not be material to the financial condition or results of operations of First National or Southern Community prior to the merger, or of First National following the merger.

Status of Regulatory Approvals and Other Information. First National and Southern Community will file all applications and notices and will take (or have taken) other appropriate action with respect to any requisite approvals or other action of any governmental authority. First National and Southern Community expect to receive a waiver of application from the Federal Reserve Board upon submission of the required written notice as described above.

First National and Southern Community are not aware of any governmental approvals or actions that may be required for consummation of the merger other than as described above. Should any other approval or action be required, First National and Southern Community currently contemplate that such approval or action would be sought.

The merger cannot be completed without approval of the Office of the Comptroller of the Currency. There can be no assurances that such regulatory approval will be obtained or as to the date of such approval. There also can be no assurance that such approval will not contain a condition or requirement which causes such approval to fail to satisfy the conditions set forth in the merger agreement. See “ – Conditions to the Merger.” There can likewise be no assurance that the Department of Justice will not challenge the merger, or, if such a challenge is made, as to the result thereof.

See “ – Effective Time of the Merger,” “ – Conditions to the Merger” and “ – Termination of the Merger Agreement.”

Restrictions on Resales by Affiliates of Southern Community

The shares of First National common stock to be issued to shareholders of Southern Community in the merger have been registered under the Securities Act. Such shares may be traded freely and without restriction by those shareholders not deemed to be “affiliates” of Southern Community or First National as that term is defined under the Securities Act. Any subsequent transfer of such shares by any person who is an affiliate of Southern Community at the time of Southern Community’s special meeting will, however, under existing law, require either (a) the further registration under the Securities Act of the shares of First National common stock to be transferred, (b) compliance with Rule 145 promulgated under the Securities Act (permitting limited sales under certain circumstances), or (c) the availability of another exemption from registration. An “affiliate” of Southern Community, as defined by the rules promulgated pursuant to the Securities Act, is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with Southern Community. Stop transfer instructions will be given by First National to its transfer agent with respect to the First National common stock to be received by persons subject to the restrictions described above. Southern Community has agreed to use its best efforts to obtain from each of those persons identified by Southern Community as its affiliates appropriate agreements that each such individual will not make any sales of shares of First National common stock received upon consummation of the merger, except in compliance with the restrictions described in this paragraph.

First National Dividend Reinvestment and Direct Stock Purchase Plan

First National has adopted a dividend reinvestment and direct stock purchase plan. The plan is available to existing First National shareholders, as well as persons who are not already shareholders, and permits participants to purchase shares of First National common stock through reinvestment of dividends on their shares of First National common stock and/or optional cash payments and permits participants to have their First National stock held in book-entry form by the plan administrator. Southern Community shareholders will be offered the opportunity to enroll the shares of First National common stock issued to them in the merger in the plan.

INFORMATION ABOUT FIRST NATIONAL

First National was incorporated under the laws of the State of Florida on August 12, 2003 as a wholly owned subsidiary of F.N.B. Corporation. First National did not have any material assets or activities until it was spun off from F.N.B. on January 1, 2004. After the spin-off, First National became an independent public company, and is no longer affiliated with F.N.B.

First National is a financial holding company under the Gramm-Leach-Bliley Act of 1999. First National owns and operates First National Bank of Florida, a national bank; First National Wealth Management Company, a nationally chartered trust company; and Roger Bouchard Insurance, Inc., an insurance agency. Following is information as of March 31, 2004 regarding First National’s wholly owned subsidiaries (dollars in thousands):

	Total Assets	Total Deposits	No. of Offices
First National Bank of Florida
Naples, Florida	$3,965,214	$2,959,502	59
Roger Bouchard Insurance, Inc.
Clearwater, Florida	36,146	—	10
First National Wealth Management Company
Naples, Florida	2,718	—	5

First National Bank of Florida

First National Bank of Florida offers services traditionally offered by full-service commercial banks, including commercial and individual demand and time deposit accounts and commercial, mortgage and individual installment loans. In addition to traditional banking products, First National Bank of Florida offers various alternative investment products, including mutual funds and annuities.

First National Wealth Management Company

First National Wealth Management Company is a newly formed national trust company to which F.N.B. transferred all of the Florida operations of its First National Trust Company subsidiary. It provides a broad range of personal and corporate fiduciary services, including the administration of decedent and trust estates. As of March 31, 2004, the market value of corporate-wide trust assets under management totaled approximately $772.9 million.

Roger Bouchard Insurance, Inc.

Roger Bouchard Insurance, Inc., is a full-service insurance agency offering all lines of commercial and personal insurance through major carriers. At March 31, 2004, Roger Bouchard Insurance operated ten offices in Southwest and Central Florida.

For further information about First National, see “Where You Can Find More Information.”

INFORMATION ABOUT SOUTHERN COMMUNITY

Southern Community was formed in 1999 and became a bank holding company in July 1999 when it acquired all of the shares of Southern Community Bank of Central Florida in a share exchange with the shareholders of that bank. Southern Community currently owns and operates three Florida state-chartered banks. Information regarding these banks as of March 31, 2004 follows (dollars in thousands):

Name of Bank	Principal Office	Total Assets	Total Deposits	No. of branches
Southern Community Bank of Central Florida	Orlando, Florida	$687,579	$596,207	10
Southern Community Bank of Southwest Florida	Bonita Springs, Florida	$180,012	$162,998	3
Southern Community Bank of South Florida	Boca Raton, Florida	$163,052	$140,547	5

Southern Community’s subsidiary banks offer a full range of interest bearing and non-interest bearing accounts, including commercial and retail checking accounts, money market accounts, individual retirement accounts, savings accounts, and other time deposits of various types, ranging from daily money market accounts to longer term certificates of deposit. Southern Community has tailored the rates and terms of its accounts and time deposits to compete with the rates and terms available in its principal markets. Southern Community seeks deposits from residents, businesses and employees of businesses in these markets. In addition, Southern Community receives service charges which are competitive with other financial institutions in its markets, covering such matters as maintenance fees on checking accounts, per item processing fees on checking accounts, returned check charges and other similar fees.

Southern Community also owns and operates an insurance agency named Southern Community Insurance Agency, Inc. The agency is a wholly owned subsidiary of Southern Community Bank of Central Florida. The agency refers customers of Southern Community’s banks to another insurance agency, Insurance Office of America, Inc., for the purchase of insurance products. Insurance Office of America pays the agency a percentage of the commissions generated from customers which are referred. One of the principal shareholders of Insurance Office of America is John Ritenour, one of Southern Community’s directors.

For further information about Southern Community, see “Where You Can Find More Information.”

COMPARISON OF SHAREHOLDER RIGHTS

After the merger, shareholders of Southern Community will become shareholders of First National, and their rights will be governed by First National’s Articles of Incorporation and Bylaws. While both First National and Southern Community are corporations governed by the laws of the State of Florida applicable to business corporations, there are certain distinctions and differences in the documents governing the two corporations. The following summary, which is not a complete statement of all the differences between the rights of the holders of First National stock and Southern Community stock, discusses the material differences between First National’s Articles of Incorporation and Bylaws and Southern Community’s Articles of Incorporation and Bylaws.

Composition of Board; Election and Removal of Directors

First National’s Articles of Incorporation and Bylaws set the number of directors at between five and twenty-five, fixed from time to time by the board of directors, with a staggered board of three classes of directors, with each class serving a three-year term. First National’s Bylaws require that directors be at least 21 years of age. First National’s Bylaws provide that director election need not be by ballot unless required by vote of the shareholders before the voting for election of directors begins. First National’s Articles of Incorporation provide that directors may not be removed by shareholders without cause.

Southern Community’s Articles of Incorporation provide that the board of directors shall be divided into three classes of directors elected to staggered three-year terms and consisting of such number of directors as is specified in Southern Community’s Bylaws. The Bylaws provide that the Board of Directors will determine the size of the Board.

Committees of the Board of Directors

First National’s Bylaws require its board of directors to have audit, nominating, and compensation committees composed of at least three members and provide brief descriptions of each committee’s functions.

Southern Community’s Bylaws contain no similar requirement.

Nominations of Directors

First National’s Bylaws provide the methods whereby the board of directors shall nominate candidates to succeed the directors of the class whose terms will expire at the annual meeting, and also provide the procedure by which shareholders may nominate persons for election as director.

Southern Community’s Bylaws contain no similar provisions.

Constituency Clause

First National’s Articles of Incorporation provide that when evaluating any proposal involving a tender offer, share exchange, merger or acquisition of the company’s assets, in determining what is in the best interests of the company and its shareholders, the board must give consideration to all relevant factors, including the long-term prospects and interests of the company and its shareholders, and the social, economic, legal or other effects of any action on the employees, suppliers, customers, communities and societies, and economy of the state and the nation. First National’s Articles of Incorporation also provide that if the board determines that a proposal should be rejected, the board may take any lawful action to reject it, including advising shareholders not to accept the proposal, instituting litigation against the party making the proposal, filing complaints with governmental and regulatory authorities, acquiring the company’s own securities, issuing authorized but unissued securities or treasury stock or granting options with respect thereto, acquiring another company to create an antitrust or other regulatory problem for the party making the proposal, and obtaining a more favorable offer from another entity.

Southern Community’s Articles of Incorporation contain no similar provision.

Indemnification

First National’s Articles of Incorporation provides that directors and officers shall be indemnified to the fullest extent permitted by law. Other persons may be similarly indemnified, and First National may purchase and maintain liability insurance to protect itself and any director, officer or other person. First National’s Articles of Incorporation and Bylaws provide that, to the fullest extent permitted by law, no director of First National shall be personally liable for monetary damages for any action taken, or for failure to take any action, in his or her capacity as director.

Southern Community’s Bylaws provide that directors and officers shall be indemnified to the fullest extent permitted by law. The board of directors may purchase and maintain liability insurance on behalf of its officers and directors. The board of directors must notify shareholders if any expenses or other amounts are paid by way of indemnification other than by court order, action of the shareholders, or by an insurance carrier.

Removal of Officers

Southern Community’s Bylaws provide that any officer or agent elected by shareholders may be removed only by vote of the shareholders, unless the shareholders have authorized the directors to remove such officer or agent.

First National’s Bylaws contain no similar provision.

Annual Meetings of Shareholders

Southern Community’s Bylaws provide that the annual meeting of shareholders must be held within four months after the end of the corporation’s fiscal year, and no later than thirteen months after the last preceding annual meeting of shareholders.

First National’s Bylaws contain no similar provision.

Special Meetings of Shareholders

First National’s Bylaws provide that special meetings of shareholders can be called by the president or chairman of the board of directors, or by the secretary pursuant to a written resolution or at the written direction of 75% of the members of the board of directors, or by the holders of not less than 50% of the outstanding shares of the corporation.

Southern Community’s Bylaws provide that special meetings of shareholders can be called by the president or chairman of the board of directors, or when requested in writing by the holders of not less than 10% of all the shares entitled to vote at the meeting. A meeting requested by shareholders must be held between ten and sixty days after the request is made, unless the request designates a later date.

Actions by Written Consent in Lieu of a Meeting

First National’s Articles of Incorporation do not allow shareholder action by written consent in lieu of a meeting, unless there is only one shareholder.

Southern Community’s Bylaws allow its shareholders to take action by written consent.

Record Date

First National’s Bylaws provide that the record date for a shareholders’ meeting must be no more than 70 days before the date of the meeting.

Southern Community’s Bylaws provide that the record date for a shareholders’ meeting or written shareholder consent must be no more than 60 days before the meeting or action to which the record date relates, and not less than 10 days before the meeting to which the record date relates.

Required Vote

First National’s Bylaws provide that any action, other than election of directors, shall be authorized by the affirmative vote of a majority of the votes cast at the meeting by the holders of shares entitled to vote on the action.

Southern Community’s Bylaws provide that, unless otherwise provided by law, the affirmative vote of a majority of the shares represented at a meeting and entitled to vote on the subject matter shall be the act of the shareholders.

Uncertificated Shares

First National’s Bylaws provide that any or all classes or series of shares, or any portion thereof, may be declared uncertificated shares.

Southern Community’s Bylaws provide that all shares be certificated.

Amendment of Articles of Incorporation and Bylaws

First National’s Articles of Incorporation require a 75% vote of shareholders to amend provisions related to the composition of the board, the election and removal of directors, and alteration of the constituency clause. First National’s Bylaws provide that the Bylaws may be amended by the affirmative vote of a majority of the board of directors or by the affirmative vote of at least 75% of the outstanding stock entitled to vote thereon.

Southern Community’s Articles of Incorporation do not require a supermajority for amendment of its articles. Southern Community’s Bylaws allow for amendment of the Bylaws by either the board of directors or the shareholders, but do not provide a threshold vote required for amendment.

DESCRIPTION OF FIRST NATIONAL CAPITAL STOCK

First National Common Stock

General. First National is authorized to issue 500 million shares of common stock, $0.01 par value per share, of which 46.4 million shares were outstanding as of April 30, 2004. First National common stock is traded on the New York Stock Exchange under the trading symbol “FLB.” First National Bank of Florida, a subsidiary of First National, provides transfer agent and registrar services for First National common stock.

As of April 30, 2004, 5.2 million shares of First National common stock were reserved for issuance upon the exercise of outstanding options and warrants. In addition, First National has reserved 13.5 million shares of common stock for issuance in connection with the merger. After taking into account these reserved shares, the number of authorized shares of First National common stock available for other corporate purposes as of April 30, 2004 was 434.9 million.

Voting and Other Rights. The holders of First National common stock are entitled to one vote per share, and, in general, a majority of votes cast with respect to a matter is sufficient to authorize action upon routine matters. Directors are elected by a plurality of the votes cast, and each shareholder entitled to vote in such election is entitled to vote each share of stock for as many persons as there are directors to be elected. In elections of directors, shareholders do not have the right to cumulate their votes.

In the event of liquidation, holders of First National common stock would be entitled to receive pro rata any assets legally available for distribution to shareholders with respect to shares held by them, subject to any prior rights of the holders of any First National preferred stock then outstanding.

First National common stock does not carry any preemptive rights, redemption privileges, sinking fund privileges or conversion rights. All the outstanding shares of First National common stock are, and upon issuance of the shares of First National common stock to be issued to shareholders of Southern Community will be, validly issued, fully paid and nonassessable.

Distributions. The holders of First National common stock are entitled to receive such dividends or distributions as the First National Board may declare out of funds legally available for such payments. The payment of distributions by First National is subject to the restrictions of Florida law applicable to the declaration of distributions by a business corporation. A corporation generally may not authorize and make distributions if, after giving effect thereto, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of distribution, to satisfy claims upon dissolution of shareholders who have preferential rights superior to the rights of the holders of its common stock. In addition, the payment of distributions to shareholders is subject to any prior rights of outstanding First National preferred stock. Stock dividends, if any are declared, may be paid from authorized but unissued shares.

The ability of First National to pay distributions is affected by the ability of its subsidiaries to pay dividends. The ability of First National’s subsidiaries, as well as of First National, to pay dividends in the future is influenced by bank regulatory requirements and capital guidelines.

First National Preferred Stock

General. First National is authorized to issue 20 million shares of preferred stock, $0.01 par value per share. The First National Board has the authority to issue First National preferred stock in one or more series and to fix the dividend rights, dividend rate, liquidation preference, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), and the number of shares constituting any such series, without any further action by the shareholders unless such action is required by applicable rules or regulations or by the terms of other outstanding series of First National preferred stock. Any shares of First National preferred stock which may be issued may rank prior to shares of First National common stock as to payment of dividends and upon liquidation. First National has not issued any shares of preferred stock.

LEGAL MATTERS

Certain legal matters relating to the validity of the First National common stock issuable in connection with the merger and the federal income tax implications of the merger will be passed upon for First National by Smith, Gambrell & Russell, LLP, Atlanta, Georgia. Shutts & Bowen LLP will render an opinion to Southern Community regarding the federal income tax implications of the merger.

EXPERTS

The consolidated financial statements of First National appearing in First National’s Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Southern Community incorporated by reference in this proxy statement/prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of Hacker, Johnson & Smith PA, independent accountants, given on the authority of said firm as experts in auditing and accounting.

OTHER MATTERS

No person is authorized to give any information or make any representation other than those contained or incorporated in this proxy statement/prospectus, and, if given or made, such information or representation should not be relied upon as having been authorized by First National or Southern Community.

This proxy statement/prospectus does not constitute an offer to exchange or sell, or a solicitation of an offer to exchange or purchase, the securities offered by this proxy statement/prospectus, nor does it constitute the solicitation of a proxy, in any jurisdiction in which such offer or solicitation is not authorized or to or from any person to whom it is unlawful to make such offer or solicitation.

The information contained in this proxy statement/prospectus speaks as of the date hereof unless otherwise specifically indicated. The delivery of this proxy statement/prospectus shall not, under any circumstances, create any implication that there has been no change in the affairs of Southern Community or First National since the date of this proxy statement/prospectus or that the information in this proxy statement/prospectus or in the documents incorporated by reference is correct at any time subsequent to that date.

This proxy statement/prospectus does not cover any resales of the First National common stock offered hereby to be received by shareholders of Southern Community deemed to be “affiliates” of Southern Community or First National upon the consummation of the merger. No person is authorized to make use of this proxy statement/prospectus in connection with any such resales.

WHERE YOU CAN FIND MORE INFORMATION

First National and Southern Community each file reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by First National or Southern Community at the SEC’s public reference room in Washington D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. First National’s and Southern Community’s SEC filings are also available to the public from commercial document retrieval services and at the Web site maintained by the SEC at www.sec.gov.

First National filed a Registration Statement on Form S-4 to register with the SEC the issuance of First National common stock to Southern Community shareholders in the merger. This proxy statement/prospectus is a part of that Registration Statement and constitutes a prospectus of First National and a proxy statement of each of First National and Southern Community for its respective special meeting. As allowed by the SEC rules, this proxy statement/prospectus does not contain all the information contained in the Registration Statement.

The SEC allows the “incorporation by reference” of information into this proxy statement/prospectus, which means that First National and Southern Community can disclose important information to you by referring you to another document filed separately with the SEC by First National or Southern Community. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information which is superseded by information in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that First National or Southern Community have previously filed with the SEC. These documents contain important information about First National and Southern Community.

The following documents previously filed with the SEC by First National (SEC File No. 001-31883) are incorporated by reference into this proxy statement/prospectus:

•	First National’s Annual Report on Form 10-K for the year ended December 31, 2003;

•	First National’s Current Reports on Form 8-K filed January 6, 2004; January 21, 2004; March 26, 2004; and April 15, 2004;

•	First National’s Form 10-Q for the quarter ended March 31, 2004; and

•	the description of First National common stock contained in the First National registration statement filed pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating such description.

The following documents previously filed with the SEC by Southern Community (SEC File No. 0-49780) are incorporated by reference into this proxy statement/prospectus:

•	Southern Community’s Annual Report on Form 10-K for the year ended December 31, 2003;

•	Southern Community’s Current Report on Form 8-K filed March 26, 2004;

•	Southern Community’s Form 10-Q for the quarter ended March 31, 2004; and

•	the description of Southern Community common stock contained in the Southern Community registration statement filed pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating such description.

Each of First National and Southern Community further incorporates by reference any additional documents that it files with the SEC between the date of this proxy statement/prospectus and the date of its respective special meeting of shareholders. If you would like to receive a copy of any of the documents incorporated by reference, please contact Southern Community or First National at the address or telephone number listed on page 1.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information and explanatory notes present how the combined financial statements of First National and Southern Community may have appeared had the businesses been combined at the beginning of the periods presented. The unaudited pro forma condensed combined financial information shows the impact of the merger on the companies’ respective historical financial positions and results of operations under the purchase method of accounting with First National treated as the acquirer. Under this method of accounting, the assets and liabilities of Southern Community will be recorded by First National at their estimated fair values as of the date the merger is completed. The unaudited pro forma condensed combined financial information combines the historical financial information of the companies as of and for the three months ended March 31, 2004 and for the year ended December 31, 2003. The unaudited pro forma condensed combined balance sheet as of March 31, 2004 assumes the merger was completed on that date. The unaudited pro forma condensed combined statements of income give effect to the merger as if the merger had been completed on January 1, 2003.

The unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of both First National and Southern Community which are incorporated in this document by reference.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not purport to indicate the financial results of the combined companies had the companies actually been combined at the beginning of the periods presented and had the impact of possible revenue enhancements, expense efficiencies, asset dispositions and share repurchases, among other factors, been considered. In addition, as explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial information, the allocation of the purchase price reflected in the pro forma condensed combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded upon completion of the merger.

Pro Forma Condensed Combined Balance Sheet

March 31, 2004

(unaudited)

(in thousands)	Historical First National	Historical Southern Community	Pro Forma Adjustments (1)		Pro Forma Combined
Cash and due from banks	$91,961	$11,541	$(25,000)	A
			(4,270)	G	74,232
Interest bearing deposits with banks	177	—	—		177
Federal funds sold	26,829	65,395	—		92,224
Securities	885,258	122,123	—		1,007,381
Mortgage loans held for sale	20,629	—	—		20,629
Loans, net of unearned income	2,559,791	797,498	7,189	B	3,364,478
Allowance for loan losses	(29,141)	(9,764)	—		(38,905)

Net loans	2,530,650	787,734	7,189		3,325,573
Premises and equipment	123,673	20,935	1,000	C	145,608
Goodwill	173,929	971	(971)	D
			138,750	D	312,679
Other assets	145,422	14,545	14,575	E	174,542

Total assets	$3,998,528	$1,023,244	$131,273		$5,153,045

Deposits:
Non-interest-bearing	$560,498	$88,945			$649,443
Interest-bearing	2,399,655	804,145	5,454	F	3,209,254

Total deposits	2,960,153	893,090	5,454		3,858,697
Short-term borrowings	324,603	5,419	—		330,022
Long-term debt	296,479	43,500	—		339,979
Other liabilities	39,479	9,669	(1,647)	G	47,501

Total liabilities	3,620,714	951,678	3,807		4,576,199
Total shareholders’ equity	377,814	71,566	(2,623)	G
			(25,000)	A
			(71,566)	H
			226,655	H	576,846

Total liabilities and shareholders’ equity	$3,998,528	$1,023,244	$131,273		$5,153,045

(1)	See Notes to the Unaudited Pro Forma Condensed Combined Financial Information.

Pro Forma Condensed Combined Statement of Income

For the Three Months Ended March 31, 2004

(unaudited)

(in thousands, except share data)	Historical First National	Historical Southern Community	Pro Forma Adjustments (1)		Pro Forma Combined
Interest income	$43,523	$13,003	(719)	B	55,807
Interest expense	10,919	4,790	244	A
			(552)	F	15,401

Net interest income	32,604	8,213	(411)		40,406
Provision for loan losses	1,400	966	—		2,366

Net interest income after provision for loan losses	31,204	7,247	(411)		38,040
Non-interest income	16,710	735	—		17,445
Non-interest expense	32,529	5,792	25	C
			365	E	38,711

Income before taxes	15,385	2,190	(801)		16,774
Income taxes	5,036	769	(309)	I	5,496

Net income	$10,349	$1,421	$(492)		$11,278

Weighted average shares outstanding
Basic	47,698	7,162	3,689	J	58,549
Diluted	48,947	7,517	3,926	J	60,390
Earnings per share
Basic	$0.22	$0.20			$0.19

Diluted	$0.21	$0.19			$0.19

(1)	See Notes to the Unaudited Pro Forma Condensed Combined Financial Information.

Pro Forma Condensed Combined Statement of Income

For the Year Ended December 31, 2003

(unaudited)

(in thousands, except share data)	Historical First National	Historical Southern Community	Pro Forma Adjustments (1)		Pro Forma Combined
Interest income	$166,294	$44,262	(2,876)	B	207,680
Interest expense	42,846	17,474	975	A
			(2,208)	F	59,087

Net interest income	123,448	26,788	(1,643)		148,593
Provision for loan losses	7,184	3,206	—		10,390

Net interest income after provision for loan losses	116,264	23,582	(1,643)		138,203
Non-interest income	62,416	4,821	—		67,237
Non-interest expense	130,298	18,902	100	C
			1,458	E	150,758

Income before taxes	48,382	9,501	(3,201)		54,682
Income taxes	16,631	3,380	(1,235)	I	18,776

Net income	$31,751	$6,121	$(1,996)		$35,906

Weighted average shares outstanding
Basic	47,469	6,938	3,539	J	57,946
Diluted	48,388	7,262	3,755	J	59,405
Earnings per share
Basic	$0.67	$0.88			$0.62

Diluted	$0.66	$0.84			$0.60

(1)	See Notes to the Unaudited Pro Forma Condensed Combined Financial Information.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL INFORMATION

Note 1 — Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information related to the merger is included for the year ended December 31, 2003 and as of and for the three months ended March 31, 2004. The pro forma adjustments reflect the conversion of Southern Community common stock into First National common stock using an exchange ratio of 1.6686 shares of First National common stock for each of the 7.2 million shares of Southern Community common stock outstanding at March 31, 2004, and $21.3 million for the fair value of the 1.1 million shares of Southern Community common stock issuable under outstanding stock options that will convert into First National stock options. The estimated purchase price of $226.7 million, which includes the fair value of Southern Community’s stock options, is based on a per share price for First National common stock of $17.06, which was the closing price of First National common stock on March 31, 2004.

The merger will be accounted for using the purchase method of accounting; accordingly, First National’s cost to acquire Southern Community will be allocated to the assets and liabilities of Southern Community at their respective fair values on the date the merger is completed.

The unaudited pro forma condensed combined financial information includes estimated adjustments to record the assets and liabilities of Southern Community at their respective fair values and represents management’s estimates based on available information. The pro forma adjustments included herein may be revised as additional information becomes available and as additional analyses are performed. The final allocation of the purchase price will be determined after the merger is completed and after completion of a final analysis to determine the fair values of Southern Community’s assets and liabilities as of the completion date. Accordingly, the final purchase accounting adjustments and merger charges may be materially different from the pro forma adjustments presented in this document. Increases or decreases in the fair value of the net assets, of Southern Community as compared to the information shown in this document may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact the statement of income due to adjustments in yield and/or amortization of the adjusted assets or liabilities.

Certain amounts in the historical consolidated financial statements of Southern Community have been reclassified to conform with First National’s historical financial information presentation. The unaudited pro forma condensed combined financial information presented in this document does not indicate the results of operations or the combined financial position that would have resulted had the merger been completed at the beginning of the applicable period presented, nor is it indicative of the results of operations in future periods or the future financial position of the combined company.

Note 2 — Pro Forma Adjustments

The unaudited pro forma condensed combined financial information for the merger includes the pro forma balance sheet as of March 31, 2004 assuming the merger was completed on March 31, 2004. The pro forma income statements for the three months ended March 31, 2004 and the year ended December 31, 2003 were prepared assuming the merger was completed on January 1, 2003. The unaudited pro forma condensed combined financial information does not reflect any planned expense reductions or revenue enhancements anticipated to be realized through the merger of Southern Community into First National.

The unaudited pro forma condensed combined financial information reflects the issuance of 12.0 million shares of First National common stock with an aggregate value of $205.4 million, and the conversion of approximately 1.1 million Southern Community stock options with a value of approximately $21.3 million at March 31, 2004. Common stock issued in the exchange was valued using the methodology discussed in Note 1 above.

All of the Southern Community stock options will vest upon completion of the merger and will be converted into First National stock options. The estimated purchase price of $226.7 million includes the fair value of Southern Community’s stock options which approximates the excess of First National’s closing price on March 31, 2004 over the exercise price of the exchanged options.

The allocation of the purchase price follows:

(In thousands, except per share data)	March 31, 2004
Purchase Price
Southern Community common stock outstanding	7,216
Exchange ratio	1.6686

First National common stock to be issued	12,040
Purchase price per First National common share	$17.06	$205,402

Fair value of outstanding employee and non-employee stock options		21,253

Total purchase price		$226,655
Net assets acquired
Southern Community shareholders’ equity	$71,566
Southern Community goodwill and other intangible assets	(971)
Estimated adjustments to reflect assets acquired at fair value:
Loans and leases	7,189
Premises and equipment	1,000
Core deposit intangibles	14,575
Estimated amounts allocated to liabilities assumed at fair value:
Deposits	5,454	(87,905)

Goodwill resulting from merger		$138,750

The pro forma adjustments included in the unaudited pro forma condensed combined financial information are as follows:

A.	On March 31, 2004, First National issued $25.0 million in trust preferred securities. The proceeds from the issuance will be used to repurchase approximately 1.1 million shares of First National common stock to offset the dilutive impact of Southern Community stock options assumed in the merger. The trust preferred securities bear interest at a rate equal to the 3-month libor plus 279 basis points and mature in 30 years. The impact of the trust preferred securities based on the interest rate in effect on March 31, 2004 of 3.90% is to increase interest expense $244,000 for the three months ended March 31, 2004 and $975,000 for the year ended December 31, 2003. An increase in the interest rate on the trust preferred securities of 50 basis points would result in additional interest expense of $31,000 for the three months ended March 31, 2004 and $125,000 for the year ended December 31, 2003.

B.	Adjustment to fair-value the loan portfolio. The adjustment will be recognized over the estimated remaining life of the loan portfolio. The impact of the adjustment was to decrease interest income by approximately $719,000 and $2.9 million for the three months ended March 31, 2004 and the year ended December 31, 2003.

C.	Adjustment to fair-value premises and equipment. The effect of these adjustments is to increase occupancy and equipment costs by $25,000 and $100,000 for the three months ended March 31, 2004 and the year ended December 31, 2003, respectively.

D.	Adjustment to write off historical Southern Community goodwill and record goodwill created as a result of the merger.

E.	Adjustment to record core deposit intangibles resulting from the merger. The adjustment is based on current assumptions and valuations, which are subject to change. The core deposit intangibles will be amortized over a ten-year period, on a straight-line basis. The value of the core deposit intangibles represents the estimated future economic benefit resulting from the acquired customer balances and relationships. The impact of this adjustment is to increase non-interest expense by $365,000 and $1.5 million for the three months ended March 31, 2004 and the year ended December 31, 2003, respectively.

F.	Adjustment to fair-value fixed-rate deposit liabilities based on current interest rates for similar instruments. The adjustment will be recognized over the estimated remaining term of the related deposit liability. The impact of the adjustment was to decrease interest expense by approximately $552,000 and $2.2 million for the three months ended March 31, 2004 and the year ended December 31, 2003, respectively.

G.	Adjustment to reflect the balance sheet effect of costs incurred as a direct result of the merger. These costs include employee retention agreements, system conversion costs and communication costs to customers and employees.

H.	Adjustment to eliminate Southern Community’s historical shareholders’ equity. Additionally, the adjustment reflects the issuance of First National common stock and the exchange of Southern Community stock options into First National stock options.

I.	Adjustment to record the tax effect of the pro forma adjustments using First National’s statutory tax rate of 38.6%.

J.	Weighted average shares were calculated using the historical weighted average shares outstanding of First National and Southern Community, adjusted using the exchange ratio, to the equivalent shares of First National common stock, for the three months ended March 31, 2004 and year ended December 31, 2003. The pro forma weighted average shares outstanding also reflect the impact of the plan to repurchase 1.1 million shares as described in Note A. Earnings per share data have been computed based on the combined historical income of First National and Southern Community and the impact of the purchase accounting adjustments.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

FIRST NATIONAL BANKSHARES OF FLORIDA, INC.

AND

SOUTHERN COMMUNITY BANCORP

Dated as of March 19, 2004

11.11	Counterparts	A-52

11.12	Captions	A-52

11.13	Enforcement of Agreement	A-53

11.14	Severability	A-53

LIST OF EXHIBITS

Exhibit Number	Description
1	Form of agreement of affiliates of SCB (Section 8.10)

2	Description of employment terms (Section 8.11)

3	Form of outside directors’ Non-Compete Agreement (Section 9.2(e))

4	Form of opinion of Shutts & Bowen LLP (Section 9.2(f))

5	Form of opinion of Smith, Gambrell & Russell LLP (Section 9.3(d))

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of the 19th day of March 2004, by and between FIRST NATIONAL BANKSHARES OF FLORIDA, INC., a Florida corporation (“FLB”), and SOUTHERN COMMUNITY BANCORP, a Florida corporation (“SCB”).

PREAMBLE

The Boards of Directors of SCB and FLB believe that the transactions described herein are in the best interests of the parties and their respective shareholders. This Agreement provides for the acquisition of SCB by FLB pursuant to the merger of SCB with and into FLB (the “Merger”). At the effective time of such Merger, the outstanding shares of the capital stock of SCB shall be converted into the right to receive shares of the common stock of FLB (except as provided herein). As a result, shareholders of SCB shall become shareholders of FLB. The transactions described in this Agreement are subject to the approvals of the shareholders of SCB and FLB, the Board of Governors of the Federal Reserve System and the Office of the Comptroller of the Currency, and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that the Merger for federal income tax purposes shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

Certain terms used in this Agreement are defined in Section 11.1 of this Agreement.

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants and agreements set forth herein, the parties agree as follows:

ARTICLE 1

TRANSACTIONS AND TERMS OF MERGER

1.1 Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, SCB shall be merged with and into FLB in accordance with the provisions of the FBCA. At the Effective Time, the separate existence of SCB shall cease, and FLB shall be the surviving corporation resulting from the Merger (the “Surviving Corporation”) and shall continue to be governed by the Laws of the State of Florida. From and after the Effective Time, the Merger shall have the effects specified in the FBCA. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of SCB and FLB.

1.2 Time and Place of Closing. The closing of the transactions contemplated by this Agreement (the “Closing”), including the Merger, shall take place on a date and at a time specified by the Parties as they, acting through their chief executive officers, may mutually agree. Subject to the terms and conditions hereof, unless mutually agreed upon in writing by each Party, the Parties shall use commercially reasonable efforts to cause the Closing to occur on, but not prior to, the fifth business day following the Approval Date.

1.3 Effective Time. The Merger and other transactions contemplated by this Agreement shall become effective upon (i) the date and time at which the Articles of Merger shall have been accepted for filing by the Florida Department of State, or (ii) such later date and time as is agreed in writing by FLB and SCB and specified in the Articles of Merger (the time at which the Merger becomes effective referred to herein as the “Effective Time”). Unless FLB and SCB otherwise mutually agree in writing, the Parties to this Agreement shall use their best efforts to cause the Effective Time to occur on the date of Closing.

ARTICLE 2

TERMS OF MERGER

2.1 Articles of Incorporation. The Articles of Incorporation of FLB in effect at the Effective Time shall be the Articles of Incorporation of the Surviving Corporation until otherwise amended or repealed in accordance with applicable Law.

2.2 Bylaws. The Bylaws of FLB in effect at the Effective Time shall be the Bylaws of the Surviving Corporation until otherwise amended or repealed in accordance with applicable Law.

2.3 FLB Board of Directors. Following the Effective Time, the number of members of the FLB Board of Directors shall be increased by three (which shall be accomplished by creating one vacancy in each of the three classes of FLB directors) and three of the present members of the Board of Directors of SCB selected by SCB (subject to the consent of FLB, which shall not be unreasonably withheld) shall be elected by the FLB Board of Directors to fill the vacancies so created. In connection with the annual meeting of FLB next following the Effective Time, FLB shall nominate the SCB Directors for election as directors by the stockholders of FLB, to continue serving in the class to which such directors were appointed and FLB shall solicit proxies for such directors’ election at such annual meeting. The term “SCB Directors” shall mean the individuals who shall be designated to become members of the Board of Directors of FLB as of the Effective Time pursuant to this Section 2.3.

2.4 First National Bank of Florida Board of Directors. Following the Effective Time, FLB shall cause a minimum of two of the members of the Board of Directors of SCB selected by SCB (subject to the consent of FLB, which shall not be unreasonably withheld) to be elected as directors of the First National Bank of Florida.

ARTICLE 3

MANNER OF CONVERTING SHARES

3.1 Conversion of Shares. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of FLB, or SCB, or the shareholders of either, the shares of the constituent corporations shall be converted as follows:

(a) Each share of FLB Capital Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

(b) Subject to Section 3.4 relating to fractional shares, each share of SCB Common Stock (excluding shares to be cancelled pursuant to Section 3.3 of this Agreement) issued and outstanding at the Effective Time shall cease to be outstanding and shall be converted into and exchanged for a number of shares of FLB Common Stock equal to the Exchange Ratio.

(c) As used herein, the following terms shall have the meanings set forth below:

“Exchange Ratio” shall mean 1.62; provided, that if the Closing FLB Value is greater than $20.00, then the term “Exchange Ratio” shall be equal to the quotient obtained by dividing the SCB Value by the Closing FLB Value, rounded to the nearest ten-thousandth.

“SCB Value” shall mean the sum of (i) $32.40 and (ii) one-half the difference obtained by subtracting $32.40 from the product of 1.62 multiplied by the Closing FLB Value.

“Closing FLB Value” shall mean the average per share closing price of FLB Common Stock on the NYSE over the twenty consecutive trading days ending on the fifth trading day preceding the Effective Time.

3.2 Anti-Dilution Provisions. In the event FLB changes the number of shares of FLB Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification or similar transaction with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be adjusted in a manner that shall result in each share of SCB Common Stock being exchanged into shares of FLB Common Stock having the same value as would have occurred had such stock split, stock dividend, recapitalization, reclassification or similar transaction not occurred.

3.3 Shares Held by SCB or FLB. Each share of SCB Common Stock, if any, held by any SCB Company or by any FLB Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

3.4 Fractional Shares. Each shareholder of SCB will have the option of enrolling the shares of FLB Common Stock issued to such shareholder pursuant to the Merger in FLB’s Dividend Reinvestment and Stock Purchase Plan (the “DRIP Plan”). Notwithstanding any other provision of this Agreement, each holder of SCB Common Stock exchanged pursuant to the Merger who elects not to enroll in the DRIP Plan and who would otherwise have been entitled to receive a fraction of a share of FLB Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of FLB Common Stock multiplied by the closing price of FLB Common Stock as reported by the NYSE on the last trading day preceding the Closing. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares. Each shareholder of SCB electing to enroll in the DRIP Plan will receive his or her share of FLB Common Stock issued pursuant to the Merger in book-entry form, with any fractional share rounded to the third decimal place, and such shareholder will be entitled to dividends and voting rights with respect to such fractional share.

3.5 Treatment of Options and Warrants.

(a) At the Effective Time, each option, warrant or other right to purchase or acquire SCB Common Stock (collectively, the “SCB Options”) pursuant to stock awards, stock options, stock appreciation rights, or other benefits granted by SCB pursuant to any employee stock option plan or other arrangement of SCB (“SCB Stock Plans”), which SCB Options are outstanding at the Effective Time of the Merger, whether or not such SCB Options are then vested or exercisable, shall be converted into and become rights with respect to FLB Common Stock, and FLB shall assume each SCB Option, in accordance with the terms of the SCB Stock Plans, stock option agreement, or warrant agreement by which it is evidenced, except that from and after the Effective Time (i) FLB and its Compensation Committee shall be substituted for SCB and the compensation committee of SCB’s Board of Directors, including, if applicable, the entire Board of Directors of SCB, administering such SCB Stock Plans, (ii) each SCB Option assumed by FLB may be exercised solely for shares of FLB Common Stock, (iii) the number of shares of FLB Common Stock subject to each such SCB Option shall be equal to the number of shares of SCB Common Stock subject to each such SCB Option immediately prior to the Effective Time multiplied by the Exchange Ratio, and (iv) the per share exercise price under each such SCB Option will be adjusted by dividing the per share exercise price under each such SCB Option by the Exchange Ratio and rounding up to the nearest cent. Notwithstanding the provisions of clause (iii) of the preceding sentence, FLB shall not be obligated to issue any fraction of a share of FLB Common Stock upon exercise of SCB Options and any fraction of a share of FLB Common Stock that otherwise would be subject to a converted SCB Option shall represent the right to receive a cash payment equal to the product of such fraction and the difference between the market value of one share of FLB Common Stock on the date of exercise and the per share exercise price of such Option. SCB and FLB agree to take all necessary steps to effectuate the foregoing provisions of this Section 3.5.

(b) As soon as practicable after the Effective Time, FLB shall deliver to the participants in each SCB Stock Plans an appropriate notice setting forth such participant’s rights pursuant thereto and the grants pursuant to such SCB Stock Plans shall continue in effect on the same terms and conditions (subject to the adjustments required by Section 3.5(a) of this Agreement after giving effect to the Merger), and FLB shall comply with the terms of each SCB Stock Plans to ensure, to the extent required by, and subject to the provisions of, such SCB Stock Plans, that SCB Options which qualified as incentive stock options prior to the Effective Time continue to qualify as incentive stock options after the Effective Time. At or prior to the Effective Time, FLB shall take all corporate action necessary to reserve for issuance sufficient shares of FLB Common Stock for delivery upon exercise of SCB Options assumed by it in accordance with this Section 3.5. As soon as practicable after the Effective Time, and, in any event within 10 days after the Effective Date, FLB shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), with respect to the shares of FLB Common Stock subject to such SCB Options and shall use its reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or the prospectuses contained therein), for so long as such options remain outstanding. With respect to individuals who subsequent to the Merger will be subject to the reporting requirements under Section 16(a) of the 1934 Act, where applicable, FLB shall administer the SCB Stock Plans assumed pursuant to this Section 3.5 in a manner which complies with Rule 16b-3 promulgated under the 1934 Act to the extent the SCB Stock Plans complied with such Rule prior to the Merger.

(c) All restrictions or limitations on transfer with respect to the SCB Common Stock awarded under the SCB Stock Plans or any other plan, program, or arrangement of SCB, to the extent that such restrictions or limitations shall not have already lapsed, and except as otherwise expressly provided in such plan, program, or arrangement, shall remain in full force and effect. FLB acknowledges that all outstanding options under SCB Stock Plans will be fully vested as of the Effective Time.

ARTICLE 4

EXCHANGE OF SHARES

4.1 Exchange Procedures. At the Effective Time, FLB shall deposit, or shall cause to be deposited, with First National Bank of Florida, a wholly owned subsidiary of FLB (the “Exchange Agent”) certificates evidencing shares of FLB Common Stock and cash in such amounts necessary to provide all consideration required to be exchanged by FLB for shares of SCB Common Stock pursuant to the terms of this Agreement. Promptly after the Effective Time, FLB shall cause the Exchange Agent to mail to the former shareholders of SCB appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of SCB Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). After the Effective Time, each holder of shares of SCB Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Agreement) issued and outstanding at the Effective Time shall surrender the certificate or certificates representing such shares (the “Certificates”) to the Exchange Agent and shall upon surrender thereof promptly receive in exchange therefor the consideration provided in Section 3.1 of this Agreement, together with all declared but undelivered dividends or distributions in respect of such shares (without interest thereon) pursuant to Section 4.2 of this Agreement. To the extent required by Section 3.4 of this Agreement, each holder of SCB Common Stock issued and outstanding at the Effective Time also shall receive, upon surrender of such holder’s Certificates, cash in lieu of any fractional share of FLB Common Stock to which such holder may be otherwise entitled (without interest). FLB shall not be obligated to deliver the consideration to which any former holder of SCB Common Stock is entitled as a result of the Merger until either such holder surrenders such holder’s Certificates for exchange as provided in this Section 4.1; or, in the event that such Certificates have been lost, stolen or destroyed, such holder complies with Section 4.3. The Certificates so surrendered shall be duly endorsed as the Exchange Agent may require. Any other provision of this Agreement notwithstanding, neither FLB nor the Exchange Agent shall be liable to a holder of SCB Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property Law.

4.2 Rights of Former SCB Shareholders. The stock transfer books of SCB shall be closed as to holders of SCB Common Stock immediately prior to the Effective Time and no transfers of SCB Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Agreement, each Certificate theretofore representing SCB Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Agreement) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Sections 3.1 and 3.4 of this Agreement in exchange therefor, subject, however, to FLB’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which have been declared or made by SCB in respect of such SCB Common Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time. Until 90 days after the Effective Time, former shareholders of record of SCB shall be entitled to vote at any meeting of FLB stockholders the number of shares of FLB Common Stock into which their respective shares of SCB Common Stock are converted, regardless of whether such holders have exchanged their Certificates for certificates representing FLB Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by FLB on the FLB Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares issuable pursuant to this Agreement, but beginning 30 days after the Effective Time no dividend or other distribution payable to the holders of record of FLB Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any Certificate until such holder surrenders such Certificate for exchange as provided in Section 4.1 of this Agreement, or complies with Section 4.3, if applicable. However, upon surrender of such Certificate or upon compliance with Section 4.3, both the FLB Common Stock certificate (together with all such undelivered dividends or other distributions without interest) and any undelivered dividends and cash payments to be paid for fractional share interests (without interest) shall be delivered and paid with respect to each share represented by such Certificate. Any portion of the consideration (including the proceeds of any investments thereof) which had been made available to the Exchange Agent pursuant to Section 4.1 of this Agreement that remains unclaimed by the shareholders of SCB for 12 months after the Effective Time shall be paid to FLB. Any shareholders of SCB who have not theretofore complied with this Article 4 shall thereafter look only to FLB (subject to abandoned property, escheat or similar laws) and only as general creditors thereof for payment of their shares of FLB Common Stock, cash in lieu of fractional shares, and unpaid dividends and distributions on the FLB Common Stock deliverable in respect of each SCB Common Share such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.

4.3 Lost Stock Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by FLB, the posting by such person of a bond in such amount as FLB may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of FLB Common Stock and any cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF SCB

SCB hereby represents and warrants to FLB as follows:

5.1 Organization, Standing, and Power. SCB is a corporation duly organized, validly existing, and its status is active under the laws of the State of Florida, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its material Assets. SCB is duly qualified or licensed to transact business as a foreign corporation and is in good standing in each jurisdiction where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on SCB.

5.2 Authority; No Breach by Agreement.

(a) SCB has the corporate power and authority necessary to execute and deliver this Agreement and, subject to the approval and adoption of this Agreement by the shareholders of SCB and to such Consents of Regulatory Authorities as required under applicable Law, to perform its obligations under this Agreement and consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by SCB and the consummation by SCB of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of SCB, subject to the approval of this Agreement by its shareholders as contemplated by Section 8.1 of this Agreement. Subject to such requisite shareholder approval (and assuming due authorization, execution and delivery by FLB) and to such Consents of Regulatory Authorities as required by applicable law, this Agreement represents a legal, valid and binding obligation of SCB, enforceable against SCB in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b) Neither the execution and delivery of this Agreement by SCB, nor the consummation by SCB of the transactions contemplated hereby, nor compliance by SCB with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of SCB’s Articles of Incorporation or Bylaws, or, (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any SCB Company under, any Contract or Permit of any SCB Company, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on SCB, or (iii) subject to receipt of the requisite Consents referred to in Section 9.1(a), (b) and (c) of this Agreement, violate any Order or any Law applicable to any SCB Company or any of their respective material Assets which will have a Material Adverse Effect on SCB.

(c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on SCB, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by SCB of the Merger and the other transactions contemplated in this Agreement.

5.3 Capital Stock.

(a) The authorized capital stock of SCB consists of 10,000,000 shares of SCB Common Stock, of which 7,215,561 shares are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of capital stock of SCB are duly and validly issued and outstanding and are fully paid and nonassessable under the FBCA. None of the outstanding shares of capital stock of SCB has been issued in violation of any preemptive rights. SCB has reserved 2,612,378 shares of SCB Common Stock for issuance under the SCB Stock Plans, pursuant to which, as of the date of this Agreement, options and warrants to purchase not more than 1,070,940 shares of SCB Common Stock are outstanding.

(b) Except as set forth in Section 5.3(a) of this Agreement, there are no shares of capital stock or other equity securities of SCB outstanding and no outstanding Rights relating to the capital stock of SCB.

5.4 SCB Subsidiaries. Except as disclosed in Section 5.4 of the SCB Disclosure Memorandum, the list of Subsidiaries of SCB filed by SCB as Exhibit 21.1 to its Annual Report on Form 10-K for the fiscal year ended December 31, 2002 is a true and complete list of all of the SCB Subsidiaries as of the date of this Agreement. Except as disclosed in Section 5.4 of the SCB Disclosure Memorandum, SCB or one of its Subsidiaries owns all of the issued and outstanding shares of capital stock of each SCB Subsidiary. No equity securities of any SCB Subsidiary are or may become required to be issued (other than to another SCB Company) by reason of any Rights, and there are no Contracts by which any SCB Subsidiary is bound to issue (other than to another SCB Company) additional shares of its capital stock or Rights or by which any SCB Company is or may be bound to transfer any shares of the capital stock of any SCB Subsidiary (other than to another SCB Company). There are no Contracts relating to the rights of any SCB Company to vote or to dispose of any shares of the capital stock of any SCB Subsidiary. All of the shares of capital stock of each SCB Subsidiary held by a SCB Company are fully paid and nonassessable under the applicable corporation Law of the jurisdiction in which such Subsidiary is incorporated or organized, and are owned by such SCB Company free and clear of any Liens. Each SCB Subsidiary is either a bank or a corporation, and is duly organized, validly existing and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease and operate its Assets and to carry on its business as now conducted. Each SCB Subsidiary is duly qualified or licensed to transact business as a foreign corporation and is in good standing in each jurisdiction where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on SCB. Each SCB Subsidiary that is a depository institution is an “insured institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder.

5.5 SEC Filings; Financial Statements

(a) SCB has filed and made available to FLB accurate and complete copies of all SEC Documents required to be filed by SCB with the SEC since January 1, 2000 (collectively, the “SCB SEC Reports”). The SCB SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such SCB SEC Reports or necessary in order to make the statements in such SCB SEC Reports, in light of the circumstances under which they were made, not misleading. Except for SCB Subsidiaries that are registered as brokers, dealers, investment advisers or associated persons thereof, none of the SCB Subsidiaries is required to file any forms, reports or other documents with the SEC.

(b) Each of the SCB Financial Statements (including, in each case, any related notes) contained in the SCB SEC Reports complied, and each SEC Document filed by SCB after the date of this Agreement until the Effective Time will comply, as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-QSB of the SEC), and fairly presented the consolidated financial position of SCB and its Subsidiaries at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring adjustments which were not or are not expected to be material in amount.

5.6 Absence of Certain Changes or Events. Since the date of the most recent balance sheet of SCB contained in the Form 10-K or Form 10-Q most recently filed by SCB, there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on SCB.

5.7 Tax Matters

(a) All Tax Returns required to be filed by or on behalf of any of the SCB Companies have been timely filed or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before December 31, 2002, and on or before the date of the most recent fiscal year end immediately preceding the Effective Time, except to the extent that all such failures to file, taken together, are not reasonably likely to have a Material Adverse Effect on SCB, and all Tax Returns filed are complete and accurate in all material respects. All Taxes shown on filed Tax Returns have been paid. There is no audit examination, deficiency, or refund Litigation with respect to any Taxes that is reasonably likely to result in a determination that would have, individually or in the aggregate, a Material Adverse Effect on SCB, except as reserved against in the SCB Financial Statements delivered prior to the date of this Agreement. All Taxes and other liabilities due with respect to completed and settled examinations or concluded Litigation have been paid.

(b) Adequate provision for any Taxes due or, to the Knowledge of SCB, to become due for any of the SCB Companies for the period or periods through and including the date of the respective SCB Financial Statements has been made and is reflected on such SCB Financial Statements.

(c) Deferred Taxes of the SCB Companies have been adequately provided for in the SCB Financial Statements.

(d) Each of the SCB Companies is in compliance with, and its records contain all information and documents (including properly completed Internal Revenue Service Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code, except for such instances of noncompliance and such omissions as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on SCB.

(e) None of the SCB Companies has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Internal Revenue Code.

(f) Except as set forth in Section 5.7 of the SCB Disclosure Memorandum, none of the SCB Companies is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code as a result of the transactions contemplated by this Agreement.

5.8 Compliance With Laws. SCB is duly registered as a bank holding company under the BHC Act. Each SCB Company has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on SCB. None of the SCB Companies is presently in Default under or in violation of any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on SCB. Except as set forth in Section 5.8 of the SCB Disclosure Memorandum, no SCB Company:

(i) is in violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on SCB; or

(ii) has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any SCB Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on SCB, (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on SCB, or (iii) requiring any SCB Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or to adopt any board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management or the payment of dividends.

5.9 Assets. Except as disclosed in Section 5.9 of the SCB Disclosure Memorandum, the SCB Companies have good and marketable title, free and clear of all Liens (except for those Liens which are not likely to have a Material Adverse Effect on SCB or its Subsidiaries taken as a whole), to all of their respective Assets. All Assets which are material to SCB’s business on a consolidated basis, held under leases or subleases by any of the SCB Companies, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect. The SCB Companies currently maintain insurance in amounts, scope, and coverage as disclosed in Section 5.9 of the SCB Disclosure Memorandum. None of the SCB Companies has received written notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. Except as disclosed in Section 5.9 of the SCB Disclosure Memorandum, to the Knowledge of SCB there are presently no occurrences giving rise to a claim under such policies of insurance and no notices have been given by any SCB Company under such policies.

5.10 Legal Proceedings. There is no Litigation instituted or pending, or, to the Knowledge of SCB, threatened against any SCB Company, or against any Asset, employee benefit plan, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on SCB, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any SCB Company.

5.11 Reports. Since January 1, 2000, or the date of organization if later, each SCB Company has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Regulatory Authorities (except, in the case of state securities authorities, failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on SCB). As of its respective date, each such report and document, including the financial statements, exhibits, and schedules thereto, (i) complied in all material respects with all applicable Laws, and (ii) did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

5.12 Statements True and Correct. None of the information supplied or to be supplied in writing by any SCB Company or any Affiliate thereof for inclusion in the Registration Statement, taken as a whole, will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any SCB Company or any Affiliate thereof which is included in the Joint Proxy Statement or any other documents to be filed by SCB or FLB with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby will, at the respective time such documents are filed, and with respect to the Joint Proxy Statement, when first mailed to the shareholders of FLB or SCB, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Joint Proxy Statement or any amendment thereof or supplement thereto, at the time of the FLB Shareholders’ Meeting or the SCB Shareholders’ Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the FLB Shareholders’ Meeting or the SCB Shareholders’ Meeting. All documents that any SCB Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

5.13 Tax and Regulatory Matters. No SCB Company or any Affiliate thereof has taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

5.14 Environmental Matters.

(a) To the Knowledge of SCB, except as disclosed in Section 5.14 of the SCB Disclosure Memorandum, each SCB Company, its Participation Facilities, and its Loan Properties are, and have been, in compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on SCB.

(b) Except as disclosed in Section 5.14 of the SCB Disclosure Memorandum, there is no Litigation pending, or, to the Knowledge of SCB, threatened before any court, governmental agency, or authority or other forum in which any SCB Company or any of its Loan Properties or Participation Facilities (or any SCB Company in respect of any such Loan Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, or involving any of its Loan Properties or Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on SCB.

(c) To the Knowledge of SCB, except as disclosed in Section 5.14 of the SCB Disclosure Memorandum, there is no reasonable basis for any Litigation of a type described above in Section 5.14(b), except such as is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on SCB.

(d) To the Knowledge of SCB, during the period of (i) SCB’s or any of its Subsidiaries’ ownership or operation of any of their respective properties, (ii) SCB’s or any of its Subsidiaries’ participation in the management of any Participation Facility, or (iii) SCB’s or any of its Subsidiaries’ holding a security interest in a Loan Property, there has been no release of Hazardous Material in, on, under, or affecting any Participation Facility or Loan Property of a SCB Company, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on SCB.

5.15 Outstanding FLB Common Stock. As of the date of this Agreement, the SCB Companies do not beneficially own any shares of FLB Common Stock for their own accounts (not including those held in a fiduciary or trust capacity for, or on behalf of, unaffiliated third parties). During the term of this Agreement, no SCB Company shall purchase or otherwise acquire beneficial ownership of any FLB Common Stock except pursuant to the terms of this Agreement.

5.16 Material Contracts. Except as set forth in the SCB SEC Reports or in Section 5.16 of the SCB Disclosure Memorandum, no SCB Company is a party to or bound by any “material contract” as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC (each such contract a “SCB Contract”). With respect to each SCB Contract and except as disclosed in Section 5.16 of the SCB Disclosure Memorandum: (i) such SCB Contract is in full force and effect; (ii) no SCB Company is in material Default thereunder; (iii) no SCB Company has repudiated or waived any material provision of any such SCB Contract; and (iv) no other party to any such Contract is, to the Knowledge of SCB, in Default in any respect or has repudiated or waived any material provision thereunder.

5.17 Employee Benefit Plans.

(a) SCB has disclosed in Section 5.17 of the SCB Disclosure Memorandum, and has delivered or made available to FLB prior to the execution of this Agreement, copies in each case of: (i) all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plan, all other written employee programs, arrangements, or agreements, all medical, vision, dental, or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including, without limitation, “employee benefit plans” (as that term is defined in Section 3(3) of ERISA), currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any SCB Company or ERISA Affiliate (as defined below) thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (collectively, the “SCB Benefit Plans”); (ii) all insurance contracts, annuity contracts and other funding vehicles relating to the SCB Benefit Plans; (iii) all material agreements entered into with service providers in connection with the SCB Benefit Plans; and (iv) summary plan descriptions, favorable Internal Revenue Service determination letters for each SCB ERISA Plan intended to be qualified under Section 401(a) of the Internal Revenue Code and the most recently available Form 5500 annual reports, certified financial statement and actuarial reports for the SCB Benefit Plans. Any of the SCB Benefit Plans which is an “employee pension benefit plan” (as that term is defined in Section 3(2) of ERISA), is referred to herein as a “SCB ERISA Plan.” Each SCB ERISA Plan which is also a “defined benefit plan” (as defined in Section 414(j) of the Internal Revenue Code and Section 3(35) of ERISA) is referred to herein as a “SCB Pension Plan.” No SCB Pension Plan is or has been a multiemployer plan within the meaning of Section 3(37) of ERISA. No SCB Benefit Plan is a multiple employer plan within the meaning of Section 413(c) of the Internal Revenue Code or is a multiple employer welfare arrangement within the meaning of Section 3(40) of ERISA. Since the date the foregoing documents were delivered or made available to FLB, no amendments to any SCB Benefit Plan have been made. Except as disclosed in Section 5.17 of the SCB Disclosure Memorandum, SCB does not maintain any unwritten SCB Benefit Plans. No SCB Company nor any ERISA Affiliate is a party to a collective bargaining agreement. SCB has disclosed in Section 5.17 of the SCB Disclosure Memorandum a complete and accurate list of (A) each ERISA Affiliate, and (B) each SCB ERISA Plan that has not been adopted by each ERISA Affiliate that maintains a separate payroll.

(b) Except as disclosed in Section 5.17 of the SCB Disclosure Memorandum, all SCB Benefit Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code, COBRA (as defined below) and any other applicable Laws the breach or violation of which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on SCB, and each SCB ERISA Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter (which may be a favorable determination issued to the sponsoring organization of a master, prototype or volume submitter plan) from the Internal Revenue Service, and SCB is not aware of any circumstances likely to result in revocation of any such favorable determination letter. Except as disclosed in Section 5.17 of the SCB Disclosure Memorandum, no SCB Company nor any ERISA Affiliate has any liability to the Internal Revenue Service with respect to any SCB Benefit Plan, including any liability imposed by Chapter 43 of the Internal Revenue Code, and no SCB Company has engaged in a transaction with respect to any SCB Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject any SCB Company to a Tax imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA in amounts which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on SCB.

(c) Except as disclosed in Section 5.17 of the SCB Disclosure Memorandum, no SCB Pension Plan has any “unfunded current liability” (as that term is defined in Section 302(d)(8)(A) of ERISA) and the fair market value of the assets of any such plan exceeds the plan’s “benefit liabilities,” as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements. Except as disclosed in Section 5.17 of the SCB Disclosure Memorandum, since the date of the most recent actuarial valuation, there has been (i) no material change in the financial position of any SCB Pension Plan, (ii) no change in the actuarial assumptions with respect to any SCB Pension Plan, and (iii) no increase in benefits under any SCB Pension Plan as a result of plan amendments or changes in applicable Law which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on SCB or materially adversely affect the funding status of any such plan. Neither any SCB Pension Plan nor any “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any SCB Company, or the single-employer plan of any entity which is considered one employer with SCB under Section 4001 of ERISA or Section 414 of the Internal Revenue Code or Section 302 of ERISA (whether or not waived) (an “ERISA Affiliate”) has an “accumulated funding deficiency” within the meaning of Section 412 of the Internal Revenue Code or Section 302 of ERISA, which is reasonably likely to have a Material Adverse Effect on SCB. No SCB Company has provided, or is required to provide, security to a SCB Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Internal Revenue Code.

(d) Within the six-year period preceding the Effective Time, no liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by any SCB Company with respect to any ongoing, frozen, or terminated single-employer plan or the single-employer plan of any ERISA Affiliate, which liability is reasonably likely to have a Material Adverse Effect on SCB. No SCB Company has incurred any withdrawal liability with respect to a multiemployer plan under Subtitle B of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate), which liability is reasonably likely to have a Material Adverse Effect on SCB. No notice of a “reportable event,” within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any SCB Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof. No SCB Company nor ERISA Affiliate has filed a notice of intent to terminate any ERISA Pension Plan or has adopted any amendment to treat such Plan as terminated. The Pension Benefit Guaranty Corporation has not instituted proceedings to treat any ERISA Pension Plan as terminated. No event has occurred or circumstance exists that may constitute grounds under Section 4042 of ERISA for the termination of, or appointment of a trustee to administer, any SCB Pension Plan.

(e) Except as disclosed in Section 5.17 of the SCB Disclosure Memorandum, no SCB Company has any liability for retiree health and life benefits under any of the SCB Benefit Plans other than health continuation coverage required by the Consolidated Omnibus Budget Reconciliation Act of 1985 as amended and Sections 601 through 608 of ERISA (“COBRA”) or by any similar state law, and there are no restrictions on the rights of such SCB Company to amend or terminate any such plan without incurring any liability thereunder, which liability is reasonably likely to have a Material Adverse Effect on SCB. There is no pending or, to the Knowledge of SCB, threatened complaint, claim (other than a routine claim for benefits submitted by participants or beneficiaries), proceeding, audit or investigation of any kind in or before any court, tribunal, or governmental agency with respect to any SCB Benefit Plan.

(f) Except as disclosed in Section 5.17 of the SCB Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of any SCB Company from any SCB Company under any SCB Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any SCB Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit, where such payment, increase, or acceleration is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on SCB.

(g) The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of any SCB Company and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Section

412 of the Internal Revenue Code or Section 302 of ERISA, have been fully reflected on the SCB Financial Statements to the extent required by and in accordance with GAAP.

(h) Except as disclosed in Section 5.17(h) of the SCB Disclosure Memorandum, all contributions and payments made or accrued with respect to all SCB Benefit Plans are deductible under Sections 404 or 162 of the Internal Revenue Code and, if not made, are properly reflected on the financial statements of the SCB Companies and ERISA Affiliates. No event has occurred or circumstance exists that could result in an increase in premium costs of insured or self-insured SCB Benefit Plans that would have a Material Adverse Effect on SCB. Levels of insurance reserves, trust funding and accrued liabilities with respect to all ERISA Benefit Plans (to which such reserves or liabilities do or should apply) are reasonable and sufficient to provide for all incurred but unreported claims and any retroactive or prospective premium adjustments.

5.18 State Takeover Laws. SCB has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby and thereby from, and this Agreement and the transactions contemplated hereby and thereby are exempt from the requirements of any “moratorium,” “control share,” “fair price” or other anti-takeover Laws of the State of Florida.

5.19 Opinion of Financial Advisor. SCB has received the written opinion of SunTrust Robinson Humphrey, a division of SunTrust Capital Markets, Inc., its financial advisor, to the effect that, as of the date hereof, the consideration to be received by the SCB shareholders, based upon and subject to the limitations set forth in such opinion, is fair to the SCB shareholders from a financial point of view.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF FLB

FLB hereby represents and warrants to SCB as follows:

6.1 Organization, Standing, and Power. FLB is a corporation duly organized, validly existing, and its status is active under the laws of the State of Florida, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its material Assets. FLB is duly qualified or licensed to transact business as a foreign corporation and is in good standing in each jurisdiction where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FLB.

6.2 Authority; No Breach By Agreement.

(a) FLB has the corporate power and authority necessary to execute and deliver this Agreement and, subject to the approval and adoption of this Agreement by the shareholders of FLB and to such Consents of Regulatory Authorities as required under applicable Law, to perform its obligations under this Agreement and consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement by FLB and the consummation by FLB of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of FLB, subject to the approval of this Agreement by its shareholders as contemplated by Section 8.1 of this Agreement. Subject to such requisite shareholder approval (and assuming due authorization, execution and delivery by SCB) and to such Consents of

Regulatory Authorities as required by applicable law, this Agreement represents a legal, valid, and binding obligation of FLB, enforceable against FLB in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b) Neither the execution and delivery of this Agreement by FLB, nor the consummation by FLB of the transactions contemplated hereby, nor compliance by FLB with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of FLB’s Articles of Incorporation or Bylaws, or, (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any FLB Company under, any Contract or Permit of any FLB Company, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FLB, or, (iii) subject to receipt of the requisite Consents referred to in Section 9.1(a), (b) and (c) of this Agreement, violate any Order or any Law applicable to any FLB Company or any of their respective material Assets which will have a Material Adverse Effect on FLB.

(c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NYSE, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FLB, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by FLB of the Merger and the other transactions contemplated in this Agreement.

6.3 Capital Stock.

(a) The authorized capital stock of FLB consists of (i) 500,000,000 shares of FLB Common Stock, of which 46,293,993 shares were issued and outstanding as of the date of this Agreement and (ii) 20,000,000 shares of FLB Preferred Stock, of which no shares were issued and outstanding as of the date of this Agreement (“FLB Capital Stock”). All of the issued and outstanding shares of FLB Capital Stock are, and all of the FLB Common Stock to be issued in exchange for SCB Common Stock upon consummation of the Merger will be authorized and reserved for issuance prior to the Effective Time and, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable under the FBCA. None of the outstanding shares of FLB Capital Stock has been, and none of the shares of FLB Common Stock to be issued in exchange for shares of FLB Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past shareholders of FLB. None of the outstanding shares of capital stock of FLB has been issued in violation of any preemptive rights. FLB has reserved 5,930,784 shares of FLB Common Stock for issuance under the FLB Stock Plans, pursuant to which, as of the date of this Agreement, options and warrants to purchase not more than 4,432,000 shares of FLB Common Stock are outstanding.

(b) Except as set forth in Section 6.3(a) of this Agreement, there are no shares of capital stock or other equity securities of FLB outstanding and no outstanding Rights relating to the capital stock of FLB.

6.4 FLB Subsidiaries. The list of Subsidiaries of FLB filed by FLB with its Annual Report on Form 10-K for the fiscal year ended December 31, 2003, is a true and complete list of all of the FLB Subsidiaries as of the date of this Agreement. Except as disclosed in Section 6.4 of the FLB Disclosure Memorandum, FLB owns all of the issued and outstanding shares of capital stock of each FLB Subsidiary. No equity securities of any FLB Subsidiary are or may become required to be issued (other than to another FLB Company) by reason of any Rights, and there are no Contracts by which any FLB Subsidiary is bound to issue (other than to another FLB Company) additional shares of its capital stock or Rights or by which any FLB Company is or may be bound to transfer any shares of the capital stock of any FLB Subsidiary (other than to another FLB Company). There are no Contracts relating to the rights of any FLB Company to vote or to dispose of any shares of the capital stock of any FLB Subsidiary. All of the shares of capital stock of each FLB Subsidiary held by a FLB Company are fully paid and nonassessable under the applicable corporation Law of the jurisdiction in which such Subsidiary is incorporated or organized (except, in the case of Subsidiaries that are national banks, for the assessment contemplated by 12 U.S.C. § 55), and are owned by the FLB Company free and clear of any Lien. Each FLB Subsidiary is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each FLB Subsidiary is duly qualified or licensed to transact business as a foreign corporation and is in good standing in each jurisdiction where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FLB. Each FLB Subsidiary that is a depository institution is an “insured institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder.

6.5 SEC Filings; Financial Statements.

(a) FLB has filed and made available to SCB accurate and complete copies of all SEC Documents required to be filed by FLB with the SEC since its organization (collectively, the “FLB SEC Reports”). The FLB SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such FLB SEC Reports or necessary in order to make the statements in such FLB SEC Reports, in light of the circumstances under which they were made, not misleading. Except for FLB Subsidiaries that are registered as brokers, dealers, investment advisers, or associated persons thereof, none of the FLB Subsidiaries is required to file any forms, reports or other documents with the SEC.

(b) Each of the FLB Financial Statements (including, in each case, any related notes) contained in the FLB SEC Reports, complied, and each SEC Document filed by FLB after the date of this Agreement until the Effective Time will comply, as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and fairly presented the consolidated financial position of FLB and its Subsidiaries at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring adjustments which were not or are not expected to be material in amount.

6.6 Absence of Certain Changes or Events. Since the date of the most recent balance sheet of FLB contained in the Form 10-K or Form 10-Q most recently filed by FLB, there have been no events,

changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FLB.

6.7 Tax Matters.

(a) All Tax Returns required to be filed by or on behalf of any of the FLB Companies have been timely filed or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before December 31, 2002, and on or before the date of the most recent fiscal year end immediately preceding the Effective Time, except to the extent that all such failures to file, taken together, are not reasonably likely to have a Material Adverse Effect on FLB, and all Tax Returns filed are complete and accurate in all material respects. All Taxes shown on filed Tax Returns have been paid. There is no audit examination, deficiency, or refund Litigation with respect to any Taxes that is reasonably likely to result in a determination that would have, individually or in the aggregate, a Material Adverse Effect on FLB, except as reserved against in the FLB Financial Statements delivered prior to the date of this Agreement. All Taxes and other liabilities due with respect to completed and settled examinations or concluded Litigation have been paid.

(b) Adequate provision for any Taxes due or, to the knowledge of FLB, to become due for any of the FLB Companies for the period or periods through and including the date of the respective FLB Financial Statements has been made and is reflected on such FLB Financial Statements.

(c) Deferred Taxes of the FLB Companies have been adequately provided for in the FLB Financial Statements.

(d) Each of the FLB Companies is in compliance with, and its records contain all information and documents (including properly completed Internal Revenue Service Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code, except for such instances of noncompliance and such omissions as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FLB.

(e) F.N.B. Corporation (“FNB”) has received a ruling dated December 11, 2003 (the “Ruling”) from the Internal Revenue Service (the “IRS”), to the effect that the Distribution (as defined below) qualifies as a tax-free spin-off for federal income tax purposes under Section 355 of the Code. The factual assumptions and representations made by FNB and FLB to the IRS in connection with the Ruling were valid, accurate, true, correct and complete at the time made and, to the Knowledge of FLB, are valid, accurate, true, correct and complete as of the date hereof; and all facts and representations which would have been material to the IRS in issuing the Ruling were submitted by FNB and FLB to the IRS. FNB and FLB have properly reported to, and filed all necessary documents with, the IRS to properly treat the Distribution as a tax-free spin-off for federal income tax purposes under Section 355 of the Code, and have not filed or recorded any documents inconsistent with such treatment. For purposes of this Section, “Distribution” means the distribution of the shares of FLB Common Stock made on January 1, 2004 by FNB to its shareholders of record of December 26, 2003.

6.8 Compliance With Laws. FLB is duly registered as a financial holding company under the BHC Act. Each FLB Company has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FLB. None of the FLB Companies is presently in Default under or in violation of any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FLB. No FLB Company:

(i) is in violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FLB; or

(ii) has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any FLB Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FLB, (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FLB, or (iii) requiring any FLB Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or to adopt any board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management or the payment of dividends.

6.9 Assets. Except as disclosed in Section 6.9 of the FLB Disclosure Memorandum, the FLB Companies have good and marketable title, free and clear of all Liens (except for those Liens which are not likely to have a Material Adverse Effect on FLB or its Subsidiaries taken as a whole), to all of their respective Assets. All Assets which are material to FLB’s business on a consolidated basis, held under leases or subleases by any of the FLB Companies, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect. The FLB Companies currently maintain insurance in amounts, scope, and coverage as disclosed in Section 6.9 of the FLB Disclosure Memorandum. None of the FLB Companies has received written notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. Except as disclosed in Section 6.9 of the FLB Disclosure Memorandum, to the Knowledge of FLB there are presently no occurrences giving rise to a claim under such policies of insurance and no notices have been given by any FLB Company under such policies.

6.10 Legal Proceedings. Except as disclosed in Section 6.10 of the FLB Disclosure Memorandum, there is no Litigation instituted or pending, or, to the Knowledge of FLB, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any FLB Company, or against any Asset, employee benefit plan, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FLB, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any FLB Company.

6.11 Reports. Since January 1, 2000, or the date of organization if later, each FLB Company has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Regulatory Authorities (except, in the case of state securities authorities, failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FLB). As of its respective date, each such report and document, including the financial statements, exhibits, and schedules thereto, (i) complied in all material respects with all applicable Laws, and (ii) did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

6.12 Statements True and Correct. None of the information supplied or to be supplied by any FLB Company or any Affiliate thereof for inclusion in the Registration Statement, taken as a whole, will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any FLB Company or any Affiliate thereof which is included in the Joint Proxy Statement or any other documents to be filed by FLB or SCB with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby will, at the respective time such documents are filed, and with respect to the Joint Proxy Statement, when first mailed to the shareholders of FLB or SCB, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Joint Proxy Statement or any amendment thereof or supplement thereto, at the time of the FLB Shareholders’ Meeting or the SCB Shareholders’ Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the FLB Shareholders’ Meeting or the SCB Shareholders’ Meeting. All documents that any FLB Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

6.13 Tax and Regulatory Matters. No FLB Company or any Affiliate thereof has taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

6.14 Environmental Matters.

(a) To the Knowledge of FLB, except as disclosed in Section 6.14 of the FLB Disclosure Memorandum, each FLB Company, its Participation Facilities, and its Loan Properties are, and have been, in compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FLB.

(b) Except as disclosed in Section 6.14 of the FLB Disclosure Memorandum, there is no Litigation pending, or, to the Knowledge of FLB, threatened before any court, governmental agency, or authority or other forum in which any FLB Company or any of its Loan Properties or Participation Facilities (or any FLB Company in respect of any such Loan Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, or involving any of its Loan Properties or Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FLB.

(c) To the Knowledge of FLB, there is no reasonable basis for any Litigation of a type described above in Section 6.14(b), except such as is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FLB.

(d) To the Knowledge of FLB, except as disclosed in Section 6.14 of the FLB Disclosure Memorandum, during the period of (i) FLB’s or any of its Subsidiaries’ ownership or operation of any of their respective properties, (ii) FLB’s or any of its Subsidiaries’ participation in the management of any Participation Facility, or (iii) FLB’s or any of its Subsidiaries’ holding a security interest in a Loan Property, there have been no releases of Hazardous Material in, on, under, or affecting any Participation Facility or Loan Property of a FLB Company, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FLB.

6.15 Outstanding SCB Common Stock. As of the date of this Agreement, FLB Companies do not beneficially own any shares of SCB Common Stock for their own accounts (not including those held in a fiduciary or trust capacity for, or on behalf of, unaffiliated third parties). During the term of this Agreement, no FLB Company shall purchase or otherwise acquire beneficial ownership of any shares of SCB Common Stock except pursuant to the terms of this Agreement.

6.16 Material Contracts. Except as set forth in the FLB SEC Reports, no FLB Company is a party to or bound by any “material contract” as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC (each such contract a “FLB Contract”). With respect to each FLB Contract (i) such FLB Contract is in full force and effect; (ii) no FLB Company is in Default thereunder; (iii) no FLB Company has repudiated or waived any material provision of any such FLB Contract; and (iv) no other party to any such FLB Contract is, to the Knowledge of FLB, in Default in any respect or has repudiated or waived any material provision thereunder.

6.17 Employee Benefit Plans.

(a) FLB has disclosed in Section 6.17 of the FLB Disclosure Memorandum, and has delivered or made available to SCB prior to the execution of this Agreement copies or summaries in each case of, all material pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plan, all other written employee programs, arrangements, or agreements, all medical, vision, dental, or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including “employee benefit plans” (as that term is defined in Section 3(3) of ERISA), currently adopted, maintained by, sponsored in whole or in part by, or contributed to by FLB or any of its Subsidiaries for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (collectively, the “FLB Benefit Plans”). Any of the FLB Benefit Plans which is an “employee pension benefit plan” (as that term is defined in Section 3(2) of ERISA) is referred to herein as a “FLB ERISA Plan.” No FLB Benefit Plan is or has been a multi-employer plan within the meaning of Section 3(37) of ERISA. No FLB Benefit Plan is a multiple employer plan within the meaning of Section 413(c) of the Internal Revenue Code or is a multiple employer welfare arrangement within the meaning of Section 3(40) of ERISA. Since the date the foregoing documents were delivered or made available to SCB, no amendments to any FLB Benefit Plan have been made. Except as disclosed in Section 6.17 of the FLB Disclosure Memorandum, FLB does not maintain any unwritten FLB Benefit Plans. No FLB Company nor any ERISA Affiliate is a party to a collective bargaining agreement. FLB has disclosed in Section 6.17 of the FLB Disclosure Memorandum a complete and accurate list of (A) each ERISA Affiliate, and (B) each FLB ERISA Plan that has not been adopted by each ERISA Affiliate that maintains a separate payroll.

(b) Except as disclosed in the FLB Disclosure Memorandum, all FLB Benefit Plans are in compliance in all material respects with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws, the breach or violation of which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FLB and each FLB ERISA Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter (which may be a favorable determination issued to the sponsoring organization of a master, prototype or volume submitter plan) from the Internal Revenue Service, and FLB is not aware of any circumstances likely to result in revocation of any such favorable determination letter. Except as disclosed in Section 6.17 of the FLB Disclosure Memorandum, no FLB Company nor any ERISA Affiliate has any liability to the Internal Revenue Service with respect to any FLB Benefit Plan, including any liability imposed by Chapter 43 of the Internal Revenue Code, and no FLB Company has engaged in a transaction with respect to any FLB Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject any FLB Company to a Tax imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA in amounts which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FLB.

(c) Except as disclosed in Section 6.17 of the FLB Disclosure Memorandum, no FLB ERISA Plan which is a “defined benefit pension plan” subject to Title IV of ERISA has any “unfunded current liability” (as that term is defined in Section 302(d)(8)(A) of ERISA) and the present fair market value of the assets of any such plan exceeds the plan’s “benefit liabilities” (as that term is defined in Section 4001(a)(16) of ERISA) when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements. Except as disclosed in Section 6.17 of the FLB Disclosure Memorandum, since the date of the most recent actuarial valuation, there has been (i) no material change in the financial position of any FLB Pension Plan, (ii) no change in the actuarial assumptions with respect to any FLB Pension Plan, and (iii) no increase in benefits under any FLB Pension Plan as a result of plan amendments or changes in applicable Law which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FLB or materially adversely affect the funding status of any such plan. Neither any FLB Pension Plan nor any “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any FLB Company, or the single-employer plan of any entity which is considered one employer with FLB under Section 4001 of ERISA or Section 414 of the Internal Revenue Code or Section 302 of ERISA (whether or not waived) (an “ERISA Affiliate”) has an “accumulated funding deficiency” within the meaning of Section 412 of the Internal Revenue Code or Section 302 of ERISA, which is reasonably likely to have a Material Adverse Effect on FLB. No FLB Company has provided, or is required to provide, security to a FLB Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Internal Revenue Code.

(d) Within the six-year period preceding the Effective Time, no liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by any FLB Company with respect to any ongoing, frozen, or terminated single-employer plan or the single-employer plan of any ERISA Affiliate, which liability is reasonably likely to have a Material Adverse Effect on FLB. No FLB Company has incurred any withdrawal liability with respect to a multiemployer plan under Subtitle B of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate), which liability is reasonably likely to have a Material Adverse Effect on FLB. No notice of a “reportable event,” within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any FLB Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof. No FLB Company nor ERISA Affiliate has filed a notice of intent to terminate any ERISA Pension Plan or has adopted any amendment to treat such Plan as terminated. The Pension Benefit Guaranty Corporation has not instituted proceedings to treat any ERISA Pension Plan as terminated. No event has occurred or circumstance exists that may constitute grounds under Section 4042 of ERISA for the termination of, or appointment of a trustee to administer, any FLB Pension Plan.

(e) Except as disclosed in Section 6.17 of the FLB Disclosure Memorandum or otherwise provided by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of FLB or any of its Subsidiaries from FLB or any of its Subsidiaries under any FLB Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any FLB Benefit Plan or (iii) result in any acceleration of the time of payment or vesting of any such benefits, where such payment, increase, or acceleration is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FLB.

(f) Except as disclosed in Section 6.17 of the FLB Disclosure Memorandum, no FLB Company has any liability for retiree health and life benefits under any of the FLB Benefit Plans other than health continuation coverage required by the Consolidated Omnibus Budget Reconciliation Act of 1985 as amended and Sections 601 through 608 of ERISA (“COBRA”) or by any similar state law, and there are no restrictions on the rights of such FLB Company to amend or terminate any such plan without incurring any liability thereunder, which liability is reasonably likely to have a Material Adverse Effect on FLB. There is no pending or, to the Knowledge of FLB, threatened complaint, claim (other than a routine claim for benefits submitted by participants or beneficiaries), proceeding, audit or investigation of any kind in or before any court, tribunal, or governmental agency with respect to any FLB Benefit Plan.

(g) The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of any FLB Company and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Section 412 of the Internal Revenue Code or Section 302 of ERISA, have been fully reflected on the FLB Financial Statements to the extent required by and in accordance with GAAP.

(h) Except as disclosed in Section 6.17(h) of the FLB Disclosure Memorandum, all contributions and payments made or accrued with respect to all FLB Benefit Plans are deductible under Sections 404 or 162 of the Internal Revenue Code and, if not made, are properly reflected on the financial statements of the FLB Companies and ERISA Affiliates. No event has occurred or circumstance exists that could result in an increase in premium costs of insured or self-insured FLB Benefit Plans that would have a Material Adverse Effect on FLB. Levels of insurance reserves, trust funding and accrued liabilities with respect to all ERISA Benefit Plans (to which such reserves or liabilities do or should apply) are reasonable and sufficient to provide for all incurred but unreported claims and any retroactive or prospective premium adjustments.

ARTICLE 7

CONDUCT OF BUSINESS PENDING CONSUMMATION

7.1 Mutual Covenants. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including the provisions of Section 8.9 of this Agreement, (i) without the prior written consent of SCB (which consent shall not be unreasonably withheld or delayed), FLB will not, and will cause each of its Subsidiaries not to, and (ii) without the prior written consent of FLB (which consent shall not be unreasonably withheld or delayed), SCB will not, and will cause each of its Subsidiaries not to:

(a) take any action that would (i) adversely affect the ability of any Party to obtain any necessary approvals of any Regulatory Authorities required for the transactions contemplated hereby or (ii) adversely affect its ability to perform any of its material obligations under this Agreement; or

(b) except as set forth on Section 7.1(b) of such Party’s Disclosure Memorandum, enter into or amend (except as may be required by applicable law, to satisfy contractual obligations existing as of the date hereof or amendments which, either individually or in the aggregate, would not reasonably be expected to result in a material liability to FLB, SCB or their respective Subsidiaries) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees, including, without limitation, taking any action that accelerates the vesting or exercise of any benefits payable thereunder; or

(c) amend its Articles of Incorporation or Bylaws, other than an amendment to SCB’s Articles of Incorporation to increase its authorized common stock from 10,000,000 shares to 12,000,000 shares; or

(d) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP; or

(e) (i) knowingly take any action that would, or would be reasonably likely to, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or (ii) knowingly take any action that is intended or is reasonably likely to result in (A) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, (B) any of the conditions to the Merger set forth in Article 9 not being satisfied or (C) a material violation of any provision of this Agreement except, in each case, as may be required by applicable law; or

(f) agree or commit to do anything prohibited by this Section 7.1.

7.2 Covenants of SCB. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, except as expressly contemplated or permitted by this Agreement, SCB covenants and agrees that it will not, and will cause each of its Subsidiaries not to, do any of the following without the prior consent of FLB (which consent shall not be unreasonably withheld or delayed):

(a) operate its business other than in the usual, regular and ordinary course; or

(b) fail to use commercially reasonable efforts to preserve intact its business organization and Assets and maintain its rights and franchises; or

(c) fail to use commercially reasonable efforts to maintain its current employee relationships; or

(d) make any unsecured loan or other extension of credit to any Person if, immediately after making such loan or extension of credit, such Person would be indebted to the SCB Companies, collectively, in an aggregate amount in excess of $500,000 (provided, that SCB may exceed this limit through a one-time unsecured loan or extension of credit to an existing borrower in an amount not to exceed 10% of the amount of the original loan or extension of credit to such borrower), or make any fully secured loan to any Person (except for loans secured by a first mortgage on single family owner-occupied real estate and except for any loan to any Person who has received from SCB a commitment for a loan or extension of credit prior to the date of this Agreement) if, immediately after making such loan, such Person would be indebted to the SCB Companies, collectively, in an aggregate amount in excess of

$1,500,000 (provided, that SCB may exceed this limit through a one-time fully secured loan to an existing borrower in an amount not to exceed $500,000) (in either case FLB must object thereto, if at all, within two business days, and the failure to provide a written objection within two business days shall be deemed as the approval of FLB to make such loan or extend such credit); or

(e) incur any additional debt obligation or other obligation for borrowed money (other than indebtedness of a SCB Company to another SCB Company) in excess of an aggregate of $500,000 (for the SCB Companies on a consolidated basis) except: (i) up to $5,000,000 in borrowings under SCB’s line of credit with SunTrust Bank NA, upon not less than 24 hours prior notice to FLB; (ii) up to $5,000,000 in additional borrowings by SCB, upon not less than 24 hours prior notice to FLB, provided that the proceeds of such borrowings are contributed by SCB to SCB’s bank subsidiaries and, further provided that SCB reasonably concludes that such borrowings are necessary in order for such bank subsidiaries to be “well-capitalized” within the guidelines of the FDIC; and (iii) other borrowings incurred in the ordinary course of the business of SCB Subsidiaries consistent with past practices (it being understood and agreed that the incurrence of indebtedness in the ordinary course of business shall include, without limitation, creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities, but shall not include advances from the Federal Home Loan Bank); or

(f) impose, or suffer the imposition, on any Asset of any SCB Company of any Lien or permit any such Lien to exist (other than in connection with deposits, repurchase agreements, bankers acceptances, “treasury tax and loan” accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust powers, and Liens in effect as of the date hereof that are disclosed in the SCB Disclosure Memorandum); or

(g) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of SCB; or

(h) except as provided in Section 7.2(h) of the SCB Disclosure Memorandum or this Agreement, or pursuant to the exercise of stock options and commitments to make stock grants outstanding as of the date hereof and pursuant to the terms thereof in existence on the date hereof, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of capital stock of any SCB Company, or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock; or

(i) adjust, split, combine, or reclassify any capital stock of any SCB Company or issue or authorize the issuance of any other securities in respect of or in substitution for shares of SCB Common Stock, or sell, lease, mortgage, or otherwise dispose of or otherwise encumber (i) any shares of capital stock of any SCB Subsidiary (unless any such shares of stock are sold or otherwise transferred to another SCB Company) or (ii) any Asset other than in the ordinary course of business for reasonable and adequate consideration; or

(j) except for purchases of United States Treasury securities or United States Government agency securities, which in either case have maturities of five years or less, purchase any securities or make any material investment, either by purchase of stock or securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person other than a wholly owned SCB Subsidiary, or otherwise acquire direct or indirect control over any Person, other than in connection with (i) foreclosures in the ordinary course of business, (ii) acquisitions of control by a depository institution Subsidiary in its fiduciary capacity, (iii) the creation of new wholly owned Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement in which case FLB may object thereto within two business days, and the failure to provide written objection within two business days shall be deemed to be approval of FLB to make such purchase or investment; or

(k) commence any Litigation other than in accordance with past practice or settle any Litigation involving any liability of any SCB Company for material money damages or restrictions upon the operations of any SCB Company; or

(l) except in the ordinary course of business, modify, amend, or terminate any material Contract other than renewals without material adverse change of terms, or waive, release, compromise, or assign any material rights or claims; or

(m) except as set forth in Section 7.2(m) of the SCB Disclosure Memorandum and for transactions in the ordinary course of business consistent with past practice, make any investment in excess of $150,000 either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a wholly owned Subsidiary thereof; or

(n) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a direct or indirect wholly owned Subsidiary, or cancel, release or assign any indebtedness to any such Person or any claims held by any such Person, except in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of this Agreement; or

(o) except as set forth on Section 7.1(o) of the SCB Disclosure Memorandum, (i) enter into or amend any written employment, severance or similar agreements or arrangements with any of its directors or executive officers, (ii) enter into or amend any material written employment, severance or similar agreements or arrangements with any of its officers or employees, or (iii) grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except for (A) normal individual increases in compensation to employees in the ordinary course of business consistent with past practice or (B) other changes as are provided for herein or as may be required by law or to satisfy contractual obligations existing as of the date hereof or additional grants of awards to newly hired employees consistent with past practice; or

(p) make, declare, or pay any dividend or make any other distribution in respect of SCB’s capital stock, except for (i) the acquisition of SCB Common Stock in a fiduciary or trust capacity in the ordinary course of business, (ii) regular and ordinary cash dividends on SCB Common Stock in an amount per share not to exceed the per share amount of SCB’s most recent cash dividend as of the date of this Agreement, and (iii) dividends from wholly owned Subsidiaries of SCB to SCB or to another wholly owned Subsidiary of SCB; or

(q) agree or commit to do anything prohibited by this Section 7.2.

(r) Covenants of FLB. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, FLB covenants and agrees that it shall continue to conduct its business and the business of FLB Subsidiaries in a manner designed in its reasonable judgment to enhance the long-term value of the FLB Common Stock and the business prospects of the FLB Companies; provided, that nothing in this Agreement shall prevent any FLB Company from (i) discontinuing or disposing of any of its Assets or business or (ii) acquiring all or any portion of the business of any other entity, if such action is, in the judgment of FLB, desirable in the conduct of the business of FLB and its Subsidiaries.

7.3 Dividends. From the date of this Agreement through the Effective Time, FLB shall not declare or pay any dividends other than quarterly cash dividends not to exceed $0.08 per share.

7.4 Adverse Changes in Condition. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use commercially reasonable efforts to prevent or promptly to remedy the same.

7.5 Reports. Each Party and its respective Subsidiaries shall file all reports required to be filed by each of them with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the SEC, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders’ equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material and except for the absence of certain footnote information in the unaudited financial statements). As of their respective dates, such reports filed with the SEC will comply in all material respects with the Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with the Laws applicable to such reports.

ARTICLE 8

ADDITIONAL AGREEMENTS

8.1 Registration Statement; Shareholder Approval.

(a) As soon as practicable after execution of this Agreement, FLB shall file the Registration Statement with the SEC, and shall use commercially reasonable efforts to cause the Registration Statement to become effective under the 1933 Act and take any action required to be taken under the applicable state blue sky or securities Laws in connection with the issuance of the shares of FLB Common Stock upon consummation of the Merger. SCB shall furnish all information concerning it and the holders of its capital stock as FLB may reasonably request in connection with such action.

(b) Each of the Parties shall take, in accordance with applicable Law and its respective articles of incorporation and bylaws, all action necessary to convene, respectively, an appropriate meeting of the shareholders of such Party, each such meeting to be held as promptly as practical after the date hereof, for the purpose of voting upon approval of this Agreement and such other related matters as each deems appropriate. In connection with such shareholders’ meetings, (i) each of the Parties shall mail the Joint Proxy Statement to its respective shareholders, (ii) the Parties shall furnish to each other all information concerning them that they may reasonably request in connection with the Registration Statement and the Joint Proxy Statement, (iii) the Board of Directors of each Party shall recommend (subject to compliance with their fiduciary duties under applicable law as advised by counsel) to such Party’s shareholders the approval of this Agreement, and (iv) the Board of Directors and officers of each Party shall (subject to compliance with their fiduciary duties under applicable law as advised by counsel) use commercially reasonable efforts to obtain such shareholders’ approval.

8.2 Applications. As soon as practicable after execution of this Agreement, FLB shall use commercially reasonable efforts to prepare and file applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement and thereafter use commercially reasonable efforts to cause the Merger to be consummated as expeditiously as possible, and SCB shall cooperate in the preparation and, where appropriate, filing of such applications. Further, FLB shall, prior to the Closing, prepare and file with the NYSE the required documents and make payment of the required fees for the shares of FLB Common Stock to be issued to holders of SCB Common Stock in connection with the Merger.

8.3 Filings With State Offices. Upon the terms and subject to the conditions of this Agreement, FLB and SCB shall, in connection with the Closing, execute the Articles of Merger, and FLB shall cause the Articles of Merger to be filed with the Florida Secretary of State.

8.4 Agreement as to Efforts to Consummate. Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated by this Agreement, including commercially reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article 9 of this Agreement; provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement. Each Party shall use, and shall cause each of its Subsidiaries to use, commercially reasonable efforts to obtain all Permits and Consents of all third parties and Regulatory Authorities necessary or desirable for the consummation of the transactions contemplated by this Agreement.

8.5 Access to Information; Confidentiality.

(a) From the date hereof to the earlier to occur of the Effective Time or the termination of this Agreement pursuant to Article 10 hereof, upon reasonable notice and subject to applicable Laws, FLB and SCB shall afford each other, and each other’s accountants, counsel, and other representatives, during normal working hours for the period of time prior to the Effective Time or termination of this Agreement pursuant to Article 10 hereof, reasonable access to all of its and its Subsidiaries’ properties, books, contracts, commitments, and records and, during such period, each shall furnish promptly to the other Party (i) a copy of each report, schedule, and other document filed or received by it or any of its Subsidiaries during such period pursuant to the requirements of the Securities Laws, (ii) a copy of all filings made with any Regulatory Authorities or other governmental entities in connection with the transactions contemplated by this Agreement and all written communications received from such Regulatory Authorities and governmental entities related thereto, and (iii) all other information concerning either Party or its respective Subsidiaries’ business, properties and personnel as the other Party may reasonably request, including reports of condition filed with Regulatory Authorities. In this regard, without limiting the generality of the foregoing, FLB and its Subsidiaries and Affiliates shall notify SCB promptly upon the receipt by it of any comments from the SEC, or its staff, and of any requests by the SEC for amendments or supplements to the Registration Statement or for additional information and will supply SCB with copies of all correspondence between it and its representatives, on the one hand, and the SEC or the members of its staff or any other government official, on the other hand, with respect to the Registration Statement. Each Party hereto shall, and shall cause its advisors and representatives to (x) conduct its investigation in such a manner which will not unreasonably interfere with the normal operations, customers or employee relations of the other and shall be in accordance with procedures established by the Parties having the due regard for the foregoing, and (y) refrain from using for any purposes other than as set forth in this Agreement, and shall treat as confidential, all information obtained by each hereunder or in connection herewith and not otherwise known to them prior to the Effective Time.

(b) FLB and its Affiliates will hold, and will use their best efforts to cause their officers, directors, employees, consultants, advisors, representatives, and agents to hold, in confidence, unless compelled by judicial or other legal process, all confidential documents and information concerning SCB furnished to FLB or its Affiliates in connection with the transactions contemplated by this Agreement, including information provided in accordance with this Section 8.5, except to the extent that such information can clearly be demonstrated by FLB to have been (i) previously known on a nonconfidential basis by FLB, (ii) in the public domain other than as a result of disclosure by FLB or any of its Affiliates, or (iii) later lawfully acquired by FLB from sources other than SCB; provided, however, that FLB may disclose such information to its officers, directors, employees, consultants, advisors, representatives, and agents in connection with the transactions contemplated by this Agreement only to the extent that such Persons who, in FLB’s reasonable judgment, need to know such information for the purpose of evaluating SCB (provided that such Persons shall be informed of the confidential nature of such information and shall agree to be bound by the terms of this provision) and, in any event, such disclosures shall be made only to the extent necessary for such purposes. If this Agreement is terminated in accordance with Article 10 hereof, FLB and its Affiliates shall maintain the confidence of such information and will, and will use their best efforts to cause its officers, directors, employees, consultants, advisors, representatives, and agents to, return to SCB all documents and other materials, and all copies made thereof, obtained by FLB or any of its Affiliates in connection with this Agreement that are subject to this Section 8.5.

(c) SCB and its Affiliates will hold, and will use their best efforts to cause their officers, directors, employees, consultants, advisors, representatives, and agents to hold, in confidence, unless compelled by judicial or other legal process, all confidential documents and information concerning FLB furnished to SCB or its Affiliates in connection with the transactions contemplated by this Agreement, including information provided in accordance with this Section 8.5, except to the extent that such information can clearly be demonstrated by SCB to have been (i) previously known on a nonconfidential basis by SCB, (ii) in the public domain other than as a result of disclosure by SCB or any of its Affiliates, or (iii) later lawfully acquired by SCB from sources other than FLB; provided, however, that SCB may disclose such information to its officers, directors, employees, consultants, advisors, representatives, and agents in connection with the transactions contemplated by this Agreement only to the extent that such Persons who, in SCB’s reasonable judgment, need to know such information for the purpose of evaluating FLB (provided that such Persons shall be informed of the confidential nature of such information and shall agree to be bound by the terms of this provision) and, in any event, such disclosures shall be made only to the extent necessary for such purposes. If this Agreement is terminated in accordance with Article 10 hereof, SCB and its Affiliates shall maintain the confidence of such information and will, and will use their best efforts to cause its officers, directors, employees, consultants, advisors, representatives, and agents to, return to FLB all documents and other materials, and all copies made thereof, obtained by SCB or any of its Affiliates in connection with this Agreement that are subject to this Section 8.5.

8.6 Press Releases. Prior to the Effective Time, SCB and FLB shall, prior to any release or disclosure, consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, that nothing in this Section 8.6 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party’s disclosure obligations imposed by Law (in which event such Party will use reasonable efforts to provide the other Party with the opportunity to review and comment on such disclosure prior to its release).

8.7 Current Information. During the period from the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement pursuant to Article 10 hereof, each of SCB and FLB shall, and shall cause its representatives to, confer on a regular and frequent basis with representatives of the other. Each of SCB and FLB shall promptly notify the other of (i) any material change in its business or operations, (ii) any material complaints, investigations, or hearings (or communications indicating that the same may be contemplated) of any Regulatory Authority, (iii) the institution or threat of material Litigation involving such Party, or (iv) the occurrence, or nonoccurrence, of an event or condition, the occurrence, or nonoccurrence, of which would be reasonably expected to cause any of such party’s representations or warranties set forth herein to be untrue in any respect as of the Effective Time; and in each case shall keep the other fully informed with respect thereto.

8.8 Other Actions. No Party shall, or shall permit any of its Subsidiaries to take any action, except in every case as may be required by applicable Law, that would or is intended to result in (i) any of its representations and warranties set forth in this Agreement that are qualified as to materiality being or becoming untrue, (ii) any of such representations and warranties that are not so qualified becoming untrue in any material manner having a Material Adverse Effect, (iii) any of the conditions set forth in this Agreement not being satisfied or in a violation of any material provision of this Agreement, or (iv) adversely affecting the ability of any of them to obtain any of the Consents or Permits from Regulatory Authorities, unless, in any such case, such action is required by sound banking practice or applicable Law.

8.9 No Solicitation.

(a) From and after the date of this Agreement and until the earlier of the termination of this Agreement or the Effective Time, except in compliance with this Section 8.9, SCB will not, and will not permit its directors, officers, employees, investment bankers, attorneys, accountants or other representatives, agents or Affiliates to, directly or indirectly, (i) solicit, initiate, or encourage any Acquisition Proposals; (ii) engage in discussions with third parties, or negotiations concerning, or provide any non-public information to any person or entity in connection with, any Acquisition Proposal; or (iii) agree to, approve, recommend or otherwise endorse or support any Acquisition Proposal, except that, if SCB receives a communication that it believes, after consultation with its outside counsel, may upon clarification constitute a Superior Proposal (as defined below), SCB may communicate with the person making such communication to the limited extent necessary to obtain the necessary clarification.

(b) As used herein, the term “Acquisition Proposal” shall mean any proposal relating to a possible (i) merger, consolidation or similar transaction involving SCB or any of its Subsidiaries (other than a transaction with respect to which an acquisition agreement has been executed and publicly announced as of the date hereof); (ii) sale, lease or other disposition, directly or indirectly, involving SCB or any of its Subsidiaries representing, in the aggregate, 15% or more of the Assets of SCB on a consolidated basis; (iii) issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 15% or more of the votes attached to the outstanding securities of SCB; (iv) transaction with SCB in which any person shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, or any “group” (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the outstanding shares of SCB Common Stock; or (v) any other consolidation, business combination, recapitalization or similar transaction involving SCB or any of its subsidiaries, as a result of which the holders of shares of SCB Common Stock immediately prior to such transaction do not, in the aggregate, own at least 85% of each of the outstanding shares of common stock and the outstanding voting power of the surviving or resulting entity in such transaction immediately after the consummation thereof in substantially the same proportion as such holders held the shares of SCB Common Stock immediately prior to the consummation thereof; provided, however, that the term “Acquisition Proposal” shall not include the Merger and the transactions contemplated hereby.

(c) Notwithstanding the provisions of Section 8.9(a) above, if a corporation, limited liability company, limited liability partnership, partnership, person or other entity or group (a “Third Party”) after the date of this Agreement submits to SCB’s Board of Directors an unsolicited, bona fide, written Acquisition Proposal, and SCB’s Board of Directors reasonably determines in good faith, after receipt of advice from outside legal counsel that the failure to engage in discussions with the Third Party concerning such Acquisition Proposal would likely cause SCB’s Board of directors to breach its fiduciary duties to SCB and its shareholders, then, in such case, (i) SCB may (A) furnish information about its business to the Third Party under protection of an appropriate confidentiality agreement containing customary limitations on the use and disclosure of all non-public written or oral information furnished to such Third Party, provided that SCB must contemporaneously furnish to FLB all such non-public information furnished to the Third Party which has not been previously disclosed to FLB and (B) negotiate and participate in discussions and negotiations with such Third Party; and (ii) if SCB’s Board of Directors determines that such an Acquisition Proposal is a Superior Proposal, SCB’s Board of Directors may (subject to the provisions of this Section 8.9) (A) withdraw or adversely modify its approval or recommendation of the Merger and recommend such Superior Proposal or (B) terminate this Agreement, in each case, at any time after the second business day following delivery of written notice to FLB (a “Notice of Superior Proposal”) advising FLB that SCB’s Board of Directors has received a Superior Proposal, identifying the Third Party and specifying the material terms and conditions of such Superior Proposal. SCB may take either of the foregoing actions pursuant to the preceding sentence if, and only if, an Acquisition Proposal that was a Superior Proposal continues to be a Superior Proposal in light of any improved proposal submitted by FLB, considered in good faith by SCB and with the advice of a financial advisor of nationally recognized reputation, prior to the expiration of the two business day period specified in the preceding sentence. For purposes of this Agreement, “Superior Proposal” means any unsolicited, bona fide, written Acquisition Proposal for consideration consisting of cash and/or securities, and otherwise on terms which SCB’s Board of Directors determines are more favorable to SCB’s shareholders from financial point of view than the Merger (or other revised proposal submitted by FLB as contemplated above), after consultation with its outside legal counsel and a financial adviser of nationally recognized reputation and that the Third Party is reasonably likely to consummate the Superior Proposal on the terms proposed.

(d) Nothing contained in this Section 8.9 shall prohibit SCB from taking, and disclosing to its shareholders, a position required by Rule 14e-2(a) or Rule 14d-9(e) under the Exchange Act.

(e) SCB will notify FLB promptly, and in any event within 24 hours, if (i) a bona fide Acquisition Proposal is made or is modified in any material respect (including the principal terms and conditions of any such Acquisition Proposal or modification thereto and the identity of the offeror) or (ii) SCB furnishes non-public information to, or enters into discussions or negotiations with respect to an acquisition Proposal with, any Third Party.

(f) In addition to the obligations of SCB set forth in this Section 8.9, SCB, as promptly as practicable, will advise FLB orally and in writing of any request for information which SCB reasonably believes could lead to an Acquisition Proposal or of any Acquisition Proposal, and the material terms and conditions of such request, Acquisition Proposal or inquiry, and SCB will keep FLB informed in all material respects of the status of any such request, Acquisition Proposal or inquiry.

(g) It is understood and agreed that, without limitation of SCB’s obligations hereunder, any violation of this Section 8.9 by any director, officer, Affiliate, investment bank, financial advisor, accountant, attorney or other advisor or representative of SCB, whether or not such person or entity is purporting to act on behalf of SCB, shall be deemed to be a breach of this Section 8.9 by SCB. SCB agrees that, as of the date hereof, it, its Affiliates and their respective directors, officers, employees, investment bankers, attorneys, accountants and other representatives and agents, shall immediately cease and cause to be terminated any existing activities, discussions and negotiations with any Third Party (other than FLB and its representatives) conducted heretofore with respect to any Acquisition Proposal.

8.10 Agreement of Affiliates. SCB has disclosed in Section 8.10 of the SCB Disclosure Memorandum all Persons whom it reasonably believes are “affiliates” of SCB as that term is defined in Rule 145 under the 1933 Act. SCB shall use commercially reasonable efforts to cause each Person who may be deemed an affiliate of SCB to execute and deliver to FLB not later than the date of mailing of the Joint Proxy Statement, a written agreement, substantially in the form of Exhibit 1 hereto.

8.11 Employment Contracts. At the request of SCB, FLB shall offer to enter into employment agreements with the persons listed on Exhibit 2 on terms mutually acceptable to SCB and FLB, in exchange for each such person’s agreement to cancel and terminate any existing employment agreements between each such person and SCB.

8.12 Indemnification: Directors’ and Officers’ Insurance.

(a) In the event of any threatened or actual claim, action suit, proceeding or investigation, whether civil, criminal or administrative, including any such claim, action suit, proceeding or investigation in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director, officer or employee of SCB or any of its Subsidiaries or who is or was serving at the request of SCB or any of its Subsidiaries as a director, officer, employee or agent of another person (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of SCB or any of its Subsidiaries or (ii) this Agreement or any of the transactions contemplated by this Agreement, whether asserted or arising before or after the Effective Time, the parties shall cooperate and use their best efforts to defend against and respond thereto. From and after the Effective Time, FLB shall indemnify and hold harmless, as and to the fullest extent provided by applicable law, the Articles of Incorporation and Bylaws of SCB, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reimbursement for reasonable fees and expenses incurred in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party as provided by the Articles of Incorporation or Bylaws of SCB), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation. Without limiting the foregoing, in any case in which approval of FLB is required to effectuate any indemnification, FLB shall direct or cause such FLB Company to direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between FLB and the Indemnified Party. FLB shall, and shall cause all other relevant FLB Companies, to apply such rights of indemnification in good faith and to the fullest extent permitted by Law.

(b) FLB shall use commercially reasonable efforts to cause the individuals serving as officers and directors of SCB or any of its Subsidiaries immediately prior to the Effective Time to be covered for a period of four years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by SCB (provided that FLB may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous than such policy) with respect to acts or omissions occurring prior to the Effective Time that were committed by such officers and directors in their capacity as such.

(c) If FLB or any of its successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or shall transfer all or substantially all of its assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of FLB shall assume the obligations set forth in this Section 8.12.

(d) The provisions of this Section 8.12 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

8.13 Additional Reports. In accordance with Section 8.5, SCB and FLB shall each furnish to the other copies of any SEC Documents that it files with the SEC on or after the date hereof, and SCB and FLB, as the case may be, represents and warrants that as of the respective dates thereof, such SEC Documents will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statement therein, in light of the circumstances under which they were made, not misleading. Any unaudited consolidated interim financial statements included in such SEC Documents (including any related notes and schedules) will fairly present, in all material respects, the financial position of SCB or FLB, as the case may be, as of the dates thereof and the results of operations and changes in financial position or other information included therein for the periods or as of the dates then ended, in each case in accordance with past practice and GAAP consistently applied during the periods involved (except that such unaudited financial statement exclude footnote disclosures necessary for a fair presentation which would make them in compliance with GAAP, and such financial statements are subject, where appropriate, to normal year-end adjustments).

8.14 Exemption from Liability under Section 16(b)

(a) Provided that SCB delivers to FLB the Section 16 Information (as defined below) with respect to SCB prior to the Effective Time, the Board of Directors of FLB, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), will adopt a resolution in advance of the Effective Time providing that the receipt by SCB Insiders (as defined below) of FLB Common Stock in exchange for shares of SCB Common Stock, and the receipt of options of FLB in exchange for options of SCB, pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information, are intended to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act.

(b) “Section 16 Information” shall mean information accurate in all respects regarding SCB Insiders, the number of shares of SCB Common Stock or other SCB equity securities deemed to be beneficially owned by each SCB Insider and expected to be exchanged for FLB Common Stock in connection with the Merger, provided that the requirement for a description of any SCB Stock Options shall be deemed to be satisfied if copies of all SCB Stock Plans, and forms of agreements evidencing grants thereunder which such SCB Stock Options have been granted, have been made available to FLB.

(c) “SCB Insiders” shall mean those officers and directors of SCB who are subject to the reporting requirements of Section 16(a) of the Exchange Act who are listed in the Section 16 Information.

8.15 Right to Update Disclosure Memoranda. Each Party shall have the right, without being in breach of its representations and warranties set forth in this Agreement, to supplement or amend its Disclosure Memorandum, and to add additional references to its Disclosure Memorandum to its representations and warranties contained in this Agreement, with respect to any matter arising after the date hereof or discovered between the date hereof and the date of the Closing. A copy of the amended or supplemented Disclosure Memorandum and the additional Disclosure Memorandum references shall be promptly provided to the other Party. Any such amended or supplemented Disclosure Memorandum and additional Disclosure Memorandum references shall not give the other Party the right not to proceed to Closing, unless the facts underlying such amended or supplemented Disclosure Memorandum or additional Disclosure Memorandum references would be reasonably likely to result in a Material Adverse Effect.

8.16 Employee Matters.

(a) From the Effective Time, FLB shall provide the employees of the SCB Companies and its Subsidiaries as of the Effective Time (the “Covered Employees”) with employee benefits and compensation plans, programs and arrangements that are equivalent to those provided to similarly situated employees of FLB and its Subsidiaries.

(b) From and after the Effective Time, FLB shall (i) provide all Covered Employees with service credit for purposes of eligibility, participation, vesting and levels of benefits (but not for benefit accruals under any defined benefit pension plan), under any employee benefit or compensation plan, program or arrangement adopted, maintained or contributed to by FLB or any of its Subsidiaries in which Covered Employees are eligible to participate, for all periods of employment with SCB or any of its Subsidiaries prior to the Effective Time, (ii) cause any pre-existing conditions or limitations, eligibility waiting periods or required physical examinations under any welfare benefit plans of FLB or any of its Subsidiaries to be waived with respect to the Covered Employees and their eligible dependents, to the extent waived under the corresponding plan in which the applicable Covered Employee participated immediately prior to the Effective Time and, with respect to life insurance coverage, up to the Covered Employee’s current level of insurability, and (iii) give the Covered Employees and their eligible dependents credit for the plan year in which the Effective Time (or commencement of participation in a plan of FLB or any of its Subsidiaries) occurs towards applicable deductibles and annual out-of-pocket limits for expenses incurred prior to the Effective Time (or the date of commencement of participation in a plan of FLB or any of its Subsidiaries).

(c) From and after the Effective Time, FLB shall honor all accrued and vested benefit obligations to and contractual rights of current and former employees of SCB and its Subsidiaries under the SCB Benefit Plans.

ARTICLE 9

CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

9.1 Conditions to Obligations of Each Party. The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.7 of this Agreement:

(a) Shareholder Approvals. The shareholders of each of SCB and FLB shall have approved this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law.

(b) Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (including requirements relating to the raising of additional capital or the disposition of Assets) which in the reasonable judgment of the Board of Directors of either Party would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, such Party would not, in its reasonable judgment, have entered into this Agreement.

(c) Consents and Approvals. Other than filing the Articles of Merger, each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 9.1(b) of this Agreement or listed in Section 9.1(c) of the SCB Disclosure Memorandum) or for the preventing of any default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party.

(d) Legal Proceedings. No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order (whether temporary, preliminary, or permanent) or taken any other action which prohibits, restricts, or makes illegal consummation of the transactions contemplated by this Agreement.

(e) Registration Statement. The Registration Statement shall have been declared effective under the 1933 Act, and no stop orders suspending the effectiveness of the Registration Statement shall have been issued, and no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing.

(f) Tax Matters. Each Party shall have received a written opinion from its respective counsel, in a form reasonably satisfactory to such Party (the “Tax Opinions”), to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and (ii) the exchange in the Merger of SCB Common Stock for FLB Common Stock will not give rise to gain or loss to the shareholders of SCB with respect to such exchange (except to the extent of any cash received). In rendering each such Tax Opinion, such counsel shall be entitled to rely upon representations of officers of SCB and FLB reasonably satisfactory in form and substance to such counsel.

(g) NYSE Listing. The shares of FLB Common Stock to be issued to the holders of SCB Common Stock upon consummation of the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

9.2 Conditions to Obligations of FLB. The obligations of FLB to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by FLB pursuant to Section 11.7(a) of this Agreement:

(a) Representations and Warranties. The representations and warranties of SCB contained herein shall be true and correct both as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Effective Time, except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) would not have, individually or in the aggregate, a Material Adverse Effect on SCB.

(b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of SCB to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Closing Date shall have been duly performed and complied with in all material respects.

(c) Certificates. SCB shall have delivered to FLB (i) a certificate, dated as of the Closing Date and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions of its obligations set forth in Section 9.2(a) and 9.2(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by SCB’s Board of Directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as FLB and its counsel shall request.

(d) Non-Compete Agreements. FLB shall have received an executed copy of a Non-Compete Agreement in the form attached to this Agreement as Exhibit 3 from at least 90% of the directors of SCB who are not executive officers of SCB.

(e) Opinion of Counsel. FLB shall have received a written opinion of Shutts & Bowen LLP, counsel to SCB, dated as of the Closing Date, in substantially the form attached hereto as Exhibit 4.

(f) Employment Agreements. A majority of the employees of SCB identified on Exhibit 2 shall have entered into employment agreements with FLB, effective as of the Effective Time, containing terms as set forth on Exhibit 2.

(g) Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, change or occurrence which had, or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on SCB.

9.3 Conditions to Obligations of SCB. The obligations of SCB to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by SCB pursuant to Section 11.7(b) of this Agreement:

(a) Representations and Warranties. The representations and warranties of FLB contained herein shall be true and correct both as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date, except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) would not have, individually or in the aggregate, a Material Adverse Effect on FLB.

(b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of FLB to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Closing Date shall have been duly performed and complied with in all material respects.

(c) Certificates. FLB shall have delivered to SCB (i) a certificate, dated as of the Closing Date and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions of its obligations set forth in Section 9.3(a) and 9.3(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by FLB’s Board of Directors evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as SCB and its counsel shall request.

(d) Opinion of Counsel. SCB shall have received a written opinion of Smith, Gambrell & Russell, LLP, counsel to FLB, dated as of the Closing Date, in substantially the form attached hereto as Exhibit 5.

(e) Material Adverse Event. Since the date hereof, there shall not have been any event, change or occurrence which had, or is reasonably likely to have individually or in the aggregate, a Material Adverse Effect on FLB.

ARTICLE 10

TERMINATION

10.1 Termination. Notwithstanding any other provision of this Agreement, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

(a) By mutual written consent of FLB and SCB; or

(b) By either Party in the event of an inaccuracy of any representation or warranty of the other Party contained in this Agreement which cannot be or has not been cured within 40 days after the giving of written notice to the breaching Party of such inaccuracy and which inaccuracy would provide the terminating Party the ability to refuse to consummate the Merger pursuant to Section 9.2(a) or Section 9.3(a) of this Agreement; or

(c) By either Party in the event of a material breach by the other Party of any covenant, agreement, or obligation contained in this Agreement which breach cannot be or has not been cured within 40 days after the giving of written notice to the breaching Party of such breach; or

(d) By either Party in the event any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal; or

(e) By either Party in the event the shareholders of SCB or FLB fail to vote their approval of this Agreement and the transactions contemplated hereby as required by applicable Law at the meetings of such shareholders to be held pursuant to Section 8.1; or

(f) By either Party in the event that the Merger shall not have been consummated by December 31, 2004, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(f); or

(g) By either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section

9.2(a) of this Agreement in the case of SCB and Section 9.3(a) in the case of FLB or in material breach of any covenant or other agreement contained in this Agreement) in the event that any of the conditions precedent to the obligations of such Party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 10.1(f) of this Agreement; or

(h) By SCB at any time during the three business day period commencing on the first business day following the Approval Date, if the average per share closing price of the FLB Common Stock on the NYSE over the twenty trading days ending on the Approval Date is less than $15.00 (which amount shall be appropriately adjusted to reflect any stock splits, stock dividends or similar transactions); provided, however, that SCB agrees that it will not exercise its right of termination for a period of fifteen days following the Approval Date, and during such period will agree to consider any proposal made by FLB, provided that SCB may accept or reject such proposal in SCB’s sole discretion.

(i) By SCB pursuant to the provisions of Section 8.9.

10.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.1 of this Agreement, this Agreement shall become void and have no effect, and neither Party shall have any liability of any nature whatsoever under this Agreement or in connection with the transactions contemplated by this Agreement except that (i) the provisions of this Section 10.2 and Sections 8.5, 10.3, 10.4 and Article 11 of this Agreement shall survive any such termination, and (ii) such termination shall not relieve any Party from liability arising from any willful breach of any provision of this Agreement.

10.3 Termination Fees.

(a) In the event that this Agreement is terminated:

(i) by either FLB or SCB pursuant to Section 10.1(e) as a result of the failure of the shareholders of SCB to approve this Agreement at the SCB Shareholders Meeting and either (A) at the time of the SCB Shareholders’ Meeting (or at any adjournment thereof) an Acquisition Proposal shall have been publicly disclosed and not withdrawn, or (B) prior to the SCB Shareholders’ Meeting, SCB’s Board of Directors shall have withdrawn its recommendation or refused to recommend to the shareholders of SCB that they vote to approve this Agreement; or

(ii) by FLB pursuant to Section 10.1(c) as a result of a material breach by SCB of Section 8.9; or

(iii) by FLB pursuant to Section 10.1(c) as a result of any knowing, willful or intentional breach of this Agreement on the part of SCB (other than a material breach by SCB of Section 8.9); provided that: (A) at the time of such termination SCB shall not be entitled to terminate the Agreement pursuant to Section 10.1(b) or 10.1(c); and (B) either (1) an Acquisition Proposal shall have been publicly disclosed at or before the time of such breach; or (2) an overture from a bona fide person or entity shall have been communicated to the SCB Board of Directors at or before the time of such breach to engage in an agreement, plan or transaction to acquire or purchase all or a substantial portion of the assets of or a substantial equity interest in, or to effect any recapitalization, liquidation or dissolution involving or a business combination or other similar transaction with, SCB or any SCB Subsidiary (including, without limitation, a bona fide tender offer or exchange offer to purchase SCB common stock) other than with FLB or a FLB Subsidiary; or

(iv) by SCB pursuant to Section 10.1(i);

and, within six months of any termination described in (i), (ii), (iii) or (iv) above, SCB consummates, or enters into a definitive agreement with respect to consummation of, an Acquisition Proposal (an “Alternative Transaction Event”),

then,

SCB shall within five Business Days after the occurrence of such Alternative Transaction Event, pay to FLB a termination fee equal to $7,500,000 (the “SCB Termination Fee”) by wire transfer of immediately available funds. The SCB Termination Fee will be the sole and exclusive remedy of FLB for all claims under this Agreement.

(b) In the event this Agreement is terminated by either FLB or SCB, pursuant to Section 10.1(e) as a result of the failure of the shareholders of FLB to approve this Agreement and the transactions contemplated by this Agreement at the FLB shareholders’ meeting, then FLB shall, within 5 business days after the termination of this Agreement for such reason, pay to SCB the Termination Fee of $7,500,000 (the “FLB Termination Fee”) by wire transfer of immediately available funds.

(c) In the event this Agreement is terminated by SCB as a result of FLB’s failure to satisfy any of its representations, warranties or covenants set forth herein, then FLB shall reimburse SCB for its reasonable out-of-pocket expenses relating to the Merger in an amount not to exceed $1,000,000, which amount shall not be deemed an exclusive remedy or liquidated damages.

10.4 Reimbursement of Certain Costs. Each Party acknowledges that the agreements contained in Section 10.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, neither Party would have entered into this Agreement; accordingly, if either Party fails promptly to pay any amount due pursuant to Section 10.3 and, in order to obtain such payment, the other Party commences a suit which results in a judgment against such Party for all or a substantial portion of the payment required by Section 10.3, the Party required to make such payment shall pay to the Party entitled to such payment its costs and expenses (including reasonable attorneys’ fees) in connection with such suit, together with interest on the amounts due from the date that payment was required to be made until the date payment is made at the prime rate of SunTrust Bank, N.A. in effect on the date payment was required to be made plus two percentage points.

10.5 Non-Survival of Representations and Covenants. The respective representations and warranties of the Parties shall not survive the Effective Time. All agreements of the Parties to this Agreement which by their terms are to be performed following the Effective Time shall survive the Effective Time until performed in accordance with their terms.

ARTICLE 11

MISCELLANEOUS

11.1 Definitions.

(a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

“1933 Act” shall mean the Securities Act of 1933, as amended.

“1934 Act” shall mean the Securities Exchange Act of 1934, as amended.

“Acquisition Proposal” shall have the meaning set forth in Section 8.9 of this Agreement.

“Affiliate” of a Person shall mean any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person.

“Agreement” shall mean this Agreement and Plan of Merger, including the Exhibits hereto, the FLB Disclosure Memorandum and the SCB Disclosure Memorandum.

“Approval Date” shall mean the date on which the last of the following occurs: (i) the effective date (including expiration of any applicable waiting period required by Law) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, (ii) the date on which the shareholders of SCB approve this Agreement to the extent that such approval is required by applicable Law; and (iii) the date on which the shareholders of FLB approve this Agreement to the extent that such approval is required by applicable Law.

“Articles of Merger” shall mean the Articles of Merger to be executed by the Parties and filed with the Secretary of State of the State of Florida relating to the Merger as contemplated by Section 1.3 of this Agreement.

“Assets” of a Person shall mean all of the assets, properties, businesses, and rights of such Person of every kind, nature, character, and description, whether real, personal, or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person’s business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

“BHC Act” shall mean the federal Bank Holding Company Act of 1956, as amended.

“Closing” shall have the meaning set forth in Section 1.2 of this Agreement.

“Consent” shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person.

“Contract” shall mean any written agreement, commitment, contract, note, bond, mortgage, indenture, instrument, lease, obligation, or plan of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock or Assets.

“Default” shall mean (i) any breach or violation of or default under any Contract, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any liability under, any Contract where, in any such event, such default is reasonably likely to have a Material Adverse Effect on a Party.

“Effective Time” shall have the meaning set forth in Section 1.3 of this Agreement.

“Environmental Laws” shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata)

and which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over, and including common law in respect of, pollution or protection of the environment, including the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq., the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq., and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Agent” shall have the meaning set forth in Section 4.1 of this Agreement.

“Exchange Ratio” shall have the meaning set forth in Section 3.1(c) of this Agreement.

“Exhibits” 1, 2, 3, 4 and 5 shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

“FBCA” shall mean the Florida Business Corporation Act.

“FLB” shall have the meaning set forth in the first paragraph of this Agreement.

“FLB Capital Stock” shall have the meaning set forth in Section 6.3 of this Agreement.

“FLB Common Stock” shall mean the $0.01 par value common stock of FLB.

“FLB Companies” shall mean, collectively, FLB and all FLB Subsidiaries.

“FLB Contract” shall have the meaning set forth in Section 6.16 of this Agreement.

“FLB Disclosure Memorandum” shall mean the written information entitled “FLB Corporation Disclosure Memorandum” delivered prior to the date of this Agreement to SCB, and all amendments or supplements thereto occurring between the date of this Agreement and the date of the Closing, describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

“FLB Financial Statements” shall mean certain financial statements of FLB consisting of (i) the consolidated balance sheets and the related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) as of and for each of the three years ended December 31, 2003, 2002, and 2001, as contained in the FLB SEC Reports, and (ii) the consolidated balance sheets and related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) included in any SEC Document filed by FLB with respect to any period ended subsequent to December 31, 2003.

“FLB SEC Reports” shall have the meaning set forth in Section 6.5(a) of this Agreement.

“FLB Shareholders’ Meeting” shall mean the meeting of the shareholders of FLB to be held pursuant to Section 8.1 of this Agreement, including any adjournment or adjournments thereof.

“FLB Subsidiaries” shall mean the Subsidiaries of FLB, which shall include any corporation, bank, savings association, or other organization acquired as a Subsidiary of FLB in the future and owned by FLB at the Effective Time.

“GAAP” shall mean generally accepted accounting principles in the United States, consistently applied during the periods involved applicable to banks or bank holding companies, as the case may be.

“Hazardous Material” shall mean (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of governmental authorities, and any polychlorinated biphenyls).

“HSR Act” shall mean Section 7A of the Clayton Act, as added by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indemnified Party” shall have the meaning set forth in Section 8.14 of this Agreement.

“Internal Revenue Code” shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Joint Proxy Statement” shall mean the proxy statement used by SCB and FLB to solicit the approval of their respective shareholders of the transactions contemplated by this Agreement, which shall include the prospectus of FLB relating to the issuance of the FLB Common Stock to holders of SCB Common Stock.

“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) shall mean the personal knowledge of the chairman, president, chief financial officer, chief accounting officer, chief credit officer, or any executive vice president of such Person.

“Law” shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, liabilities, or business, including those promulgated, interpreted, or enforced by any Regulatory Authority.

“Lien” with respect to any Asset, shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention, or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable or being contested in good faith, (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits, and (iii) other Liens incurred in the ordinary course of the banking business.

“Litigation” shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding, or notice by any Person alleging potential liability.

“Loan Property” shall mean any property owned, leased, or operated by the Party in question or by any of its Subsidiaries or in which such Party or its Subsidiary holds a security or other interest (including an interest in a fiduciary capacity), and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Material Adverse Effect” on a Party shall mean an event, change, or occurrence which, individually or together with any other event, change, or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that “Material Adverse Effect” shall not be deemed to include the impact of (a) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies, (c) actions and omissions of a Party (or any of its Subsidiaries) taken with the prior informed consent of the other Party in contemplation of the transactions contemplated hereby, or (d) the Merger and compliance with the provisions of this Agreement on the operating performance of the Parties.

“Merger” shall have the meaning set forth in the Preamble of this Agreement.

“NYSE” shall mean the New York Stock Exchange, Inc.

“Order” shall mean any decree, injunction, judgment, order, decision or award, ruling, or writ of any federal, state, local, or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

“Participation Facility” shall mean any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

“Party” shall mean either SCB or FLB, and “Parties” shall mean SCB and FLB.

“Permit” shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person.

“Person” shall mean a natural person or any legal, commercial, or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

“Registration Statement” shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by FLB under the 1933 Act with respect to the shares of FLB Common Stock to be issued to the shareholders of SCB in connection with the transactions contemplated by this Agreement.

“Regulatory Authorities” shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the SEC, NASD, NYSE, and all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries.

“Rights” shall mean all arrangements, calls, commitments, options, rights to subscribe to, scrip, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or any contract, commitments or other arrangements by which a Person is or may be bound to issue additional shares of its capital stock or options, warrants, rights to purchase or acquire any additional shares of its capital stock, or options, warrants, or rights to purchase or acquire any additional shares of its capital stock.

“SCB” shall have the meaning set forth in the first paragraph of this Agreement.

“SCB Benefits Plans” shall have the meaning set forth in Section 5.17(a) of this Agreement.

“SCB Common Stock” shall mean the $1.00 par value common stock of SCB.

“SCB Companies” shall mean, collectively, SCB and all SCB Subsidiaries.

“SCB Contract” shall have the meaning set forth in Section 5.16.

“SCB Disclosure Memorandum” shall mean the written information entitled “SCB Disclosure Memorandum” delivered prior to the date of this Agreement to FLB, and all amendments and supplements thereto occurring between the date of this Agreement and the date of the Closing, describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

“SCB ERISA Plan” shall have the meaning set forth in Section 5.17(a) of this Agreement.

“SCB Financial Statements” shall mean certain financial statements of SCB consisting of (i) the consolidated balance sheets and the related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) as of and for each of the three years ended December 31, 2002, 2001 and 2000, as contained in the SCB SEC Reports, and (ii) the consolidated balance sheets and related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed by SCB with respect to any period ended subsequent to December 31, 2002.

“SCB Options” shall have the meaning set forth in Section 3.5(a) of this Agreement.

“SCB SEC Reports” shall have the meaning set forth in Section 5.5(a) of this Agreement.

“SCB Shareholders’ Meeting” shall mean the meeting of the shareholders of SCB to be held pursuant to Section 8.1 of this Agreement, including any adjournment or adjournments thereof.

“SCB Stock Plans” shall have the meaning set forth in Section 3.5(a) of this Agreement.

“SCB Subsidiaries” shall mean the Subsidiaries of SCB, which shall include the SCB Subsidiaries described in Section 5.4 of this Agreement and any corporation, bank, savings association, or other organization acquired as a Subsidiary of SCB in the future and owned by SCB at the Effective Time.

“SEC” shall mean the Securities and Exchange Commission.

“SEC Documents” shall mean all forms, proxy statements, registration statements, reports, schedules, and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

“Securities Laws” shall mean the Securities Act of 1933, as amended (the “1933 Act”), the Securities Exchange Act of 1934, as amended (the “1934 Act”), the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

“Subsidiaries” shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

“Tax” or “Taxes” shall mean all federal, state, local, and foreign taxes, charges, fees, levies, imposts, duties, or other assessments, including income, gross receipts, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by the United States or any state, local, foreign government or subdivision or agency thereof, including any interest, penalties or additions thereto.

“Tax Opinion” shall have the meaning set forth in Section 9.1(g) of this Agreement.

“Taxable Period” shall mean any period prescribed by any governmental authority, including the United States or any state, local, foreign government or subdivision or agency thereof for which a Tax Return is required to be filed or Tax is required to be paid.

“Tax Return” shall mean any report, return, information return, or other information required to be supplied to a taxing authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.

(b) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.”

11.2 Expenses.

(a) Except as otherwise provided in this Section 11.2 and Section 10.2, each of FLB and SCB shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration, and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that each of FLB and SCB shall each bear and pay one-half of the printing costs incurred in connection with the printing of the Registration Statement and the Joint Proxy Statement.

(b) Nothing contained in this Section 11.2 shall constitute or shall be deemed to constitute an exclusive remedy or liquidated damages for the willful breach by a Party of the terms of this Agreement or otherwise limit the rights of the nonbreaching Party.

11.3 Brokers and Finders. Except for fees to be paid to SunTrust Robinson Humphrey by SCB pursuant to a letter agreement that has been heretofore disclosed to FLB, each Party represents and warrants that no action has been taken by it that would give rise to any valid claim against either Party for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement.

11.4 Entire Agreement. Except as otherwise expressly provided herein, this Agreement constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. Other than as provided in Section 8.14, nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

11.5 Amendments. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of the Board of Directors of each of the Parties, whether before or after shareholder approval of this Agreement has been obtained; provided, that after any such approval by the shareholders of a Party, there shall be made no amendment that modifies in any material respect the consideration to be received by holders of SCB Common Stock without the further approval of such shareholders.

11.6 Obligations of SCB and FLB. Whenever this Agreement requires SCB or FLB to take any action, such requirement shall be deemed to include an undertaking by such Party to cause the Subsidiaries of such Party to take such action.

11.7 Waivers.

(a) Prior to or at the Effective Time, FLB, acting through its Board of Directors, chief executive officer, president, or other authorized officer, shall have the right to waive any default in the performance of any term of this Agreement by SCB, to waive or extend the time for the compliance or fulfillment by SCB of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of FLB under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of FLB.

(b) Prior to or at the Effective Time, SCB, acting through its Board of Directors, chief executive officer, president or other authorized officer, shall have the right to waive any default in the performance of any term of this Agreement by FLB, to waive or extend the time for the compliance or fulfillment by FLB of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of SCB under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of SCB.

(c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

11.8 Assignment. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and assigns.

11.9 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

SCB:	Southern Community Bancorp
250 North Orange Avenue
Orlando, Florida 32801
Telecopy Number: (407) 322-7492
Attention: Chairman and Chief Executive Officer

Copy to Counsel:	Shutts & Bowen LLP
300 S. Orange Avenue
Suite 1000
Orlando, FL 32801
Telecopy Number: (407) 425-8316
Attention: Rod N. Jones, Esq.

FLB:	First National Bankshares of Florida, Inc.
2150 Goodlette Road North
Naples, Florida 34102
Telecopy Number: 239-435-7658
Attention: Chairman and Chief Executive Officer

Copy to Counsel:	Smith, Gambrell & Russell, LLP
1230 Peachtree Road, NE
Suite 3100, Promenade II
Atlanta, Georgia 30309
Telecopy Number: 404-685-7058
Attention: Robert C. Schwartz, Esq.

11.10 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Florida, without regard to any applicable conflicts of Laws.

11.11 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but both of which together shall constitute one and the same instrument.

11.12 Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

11.13 Enforcement of Agreement. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

11.14 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

[Remainder of this Page Intentionally Left Blank]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its duly authorized officer as of the day and year first above written.

FIRST NATIONAL BANKSHARES OF FLORIDA, INC.

By:	/s/ GARY L. TICE

Gary L. Tice Chairman and Chief Executive Officer

SOUTHERN COMMUNITY BANCORP

By:	/s/ CHARLIE W. BRINKLEY, JR.

Charlie W. Brinkley, Jr. Chairman and Chief Executive Officer

APPENDIX B

[LETTERHEAD OF SUNTRUST CAPITAL MARKETS, INC.]

March 19, 2004

Board of Directors

Southern Community Bancorp

175 Timacuan Blvd.

Lake Mary, FL 32746

Ladies and Gentlemen:

We understand that Southern Community Bancorp (the “Company”) has agreed to merge (the “Merger”) with and into First National Bankshares of Florida, Inc. (“FLB”) pursuant to the Agreement and Plan of Merger, dated March 19, 2004, between FLB and the Company (the “Agreement”). Pursuant to the terms of the Agreement, FLB will exchange 1.62 shares of common stock of FLB (the “Per Share Merger Consideration”) for each share of common stock of the Company outstanding as of the effective date of the Merger.

We have been requested by the Company to render our opinion to the Board of Directors of the Company with respect to the fairness, from a financial point of view, to the Company’s stockholders of the Per Share Merger Consideration.

In arriving at our opinion, we reviewed and analyzed: (1) the Agreement; (2) publicly available information concerning the Company and FLB which we believe to be relevant to our inquiry; (3) financial and operating information with respect to the business, operations and prospects of each of the Company and FLB furnished to us by the Company and FLB, respectively; (4) a trading history of FLB’s common stock for the past five years and a comparison of that trading history with those of other publicly traded companies which we deemed relevant; (5) a comparison of the historical financial results and present financial condition of the each of the Company and FLB, in each case with those of publicly traded companies which we deemed relevant; and (7) a comparison of the financial terms of the Merger with the publicly available financial terms of certain other recent transactions which we deemed relevant. In addition, we have had discussions with the management of each of the Company and FLB concerning their respective businesses, operations, assets, present condition and future prospects and undertook such other studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information discussed with or reviewed by us in arriving at our opinion. With respect to the financial forecasts of the Company and FLB provided to or discussed with us, we have assumed, at the direction of each of the management of the Company and FLB and without independent verification or investigation, that such forecasts have been reasonably prepared on bases reflecting the best currently available information, estimates and judgments of each of the Company and FLB as to the future financial performance of the Company and FLB. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made nor obtained any evaluations or appraisals of the assets or liabilities (including, without limitation, any potential environmental liabilities), contingent or otherwise, of the Company, nor have we examined any individual credit files. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed that the aggregate allowances for loan and lease losses for the Company and FLB are adequate to cover such losses. We have also assumed that the Merger will be consummated substantially in accordance with the terms of the Agreement and that the Merger will be treated as a tax-free reorganization for federal income tax purposes.

B-1

Board of Directors

Southern Community Bancorp

March 19, 2004

We have also assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Company or on the expected benefits of the Merger, including the cost savings, revenue enhancements and related expenses expected to result from the Merger. Our opinion is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We express no opinion as to the underlying valuation, future performance or long-term viability of the Company. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update or revise the opinion.

We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of the rendering of this opinion. We have also performed various investment banking services for the Company in the past and have received customary fees for such services. In the ordinary course of our business, we and our affiliates may actively trade in the debt and equity securities of the Company or FLB for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including SunTrust Banks, Inc.) may have other financing and business relationships with the Company in the ordinary course of business.

Based upon and subject to the foregoing, and such other factors as we deemed relevant, we are of the opinion as of the date hereof that, from a financial point of view, the Per Share Merger Consideration to be offered in the Merger is fair to the stockholders of the Company. This opinion is being rendered at the behest of the Board of Directors and is for the benefit of the Board in its evaluation of the Merger, and does not constitute a recommendation as to how any stockholder should act or vote with respect to any matters relating to the Merger. This opinion may be reproduced in full in any filing made by the Company with the Securities and Exchange Commission in connection with the Merger.

/s/ SUNTRUST CAPITAL MARKETS, INC.

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APPENDIX C

[LETTERHEAD OF KEEFE, BRUYETTE & WOODS, INC.]

March 19, 2004

The Board of Directors

First National Bankshares of Florida, Inc.

2150 Goodlette Road North

Naples, Florida 34102

Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the shareholders of First National Bankshares of Florida, Inc. (“First National”) of the consideration in the proposed merger (the “Merger”) of Southern Community Bancorp (“Southern Community”) into First National, pursuant to the Agreement and Plan of Merger, dated as of March 19, 2004, between Southern Community and First National (the “Agreement”). Pursuant to the terms of the Agreement, each outstanding share of common stock of Southern Community will be converted into 1.62 shares of common stock of First National.

Keefe, Bruyette & Woods, Inc., as part of its investment banking business, is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time, purchase securities from, and sell securities to, Southern Community and First National, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of Southern Community and First National for our own account and for the accounts of our customers. We have acted exclusively for the Board of Directors of First National in rendering this fairness opinion and will receive a fee from First National for our services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Southern Community and First National and the Merger, including among other things, the following: (i) the Agreement; (ii) the Annual Reports to Shareholders and Annual Reports on Form 10-KSB for the three years ended December 31, 2002, 2001 and 2000 of Southern Community (iii) the Annual Report to Shareholders and Annual Report on Form 10-K for the year ended December 31, 2003 of First National (iv) certain interim reports to shareholders and Quarterly Reports on Form 10-Q of Southern Community and certain other communications from Southern Community and First National to their respective shareholders; (v) other financial information concerning the businesses and operations of Southern Community and First National furnished to us by Southern Community and First National for purposes of our analysis. We have also held discussions with senior management of Southern Community and First National regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial and stock market information for Southern Community and First National with similar information for certain other companies the securities

C-1

of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.

In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying the accuracy or completeness of any such information. We have relied upon the management of Southern Community and First National as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, with your consent, that the aggregate allowances for loan and lease losses for Southern Community and First National are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property of Southern Community or First National, nor have we examined any individual credit files.

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of Southern Community and First National; (ii) the assets and liabilities of Southern Community and First National; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration in the Merger is fair, from a financial point of view, to the shareholders of First National.

Very truly yours,

/s/ Keefe, Bruyette & Woods, Inc.

Keefe, Bruyette & Woods, Inc.

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APPENDIX D

APPRAISAL RIGHTS PROVISIONS OF THE FLORIDA BUSINESS CORPORATION ACT

607.1301 APPRAISAL RIGHTS; DEFINITIONS. The following definitions apply to ss. 607.1302 - 607.1333:

(1) “Affiliate” means a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive thereof. For purposes of s. 607.1302(2)(d), a person is deemed to be an affiliate of its senior executives.

(2) “Beneficial shareholder” means a person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner’s behalf.

(3) “Corporation” means the issuer of the shares held by a shareholder demanding appraisal and, for matters covered in ss. 607.1322-607.1333, includes the surviving entity in a merger.

(4) “Fair value” means the value of the corporation’s shares determined:

(a) Immediately before the effectuation of the corporate action to which the shareholder objects.

(b) Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable to the corporation and its remaining shareholders.

(5) “Interest” means interest from the effective date of the corporate action until the date of payment, at the rate of interest on judgments in this state on the effective date of the corporate action.

(6) “Preferred shares” means a class or series of shares the holders of which have preference over any other class or series with respect to distributions.

(7) “Record shareholder” means the person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

(8) “Senior executive” means the chief executive officer, chief operating officer, chief financial officer, or anyone in charge of a principal business unit or function.

(9) “Shareholder” means both a record shareholder and a beneficial shareholder.

607.1302 RIGHT OF SHAREHOLDERS TO APPRAISAL

(1) A shareholder is entitled to appraisal rights, and to obtain payment of the fair value of that shareholder’s shares, in the event of any of the following corporate actions:

(a) Consummation of a merger to which the corporation is a party if shareholder approval is required for the merger by s. 607.1103 and the shareholder is entitled to vote on the merger or if the corporation is a subsidiary and the merger is governed by s. 607.1104;

(b) Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the exchange, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged;

(c) Consummation of a disposition of assets pursuant to s. 607.1202 if the shareholder is entitled to vote on the disposition, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

(d) Any other amendment to the articles of incorporation, merger, share exchange, or disposition of assets to the extent provided by the articles of incorporation, bylaws, or a resolution of the board of directors, except that no bylaw or board resolution providing for appraisal rights may be amended or otherwise altered except by shareholder approval; or

(e) With regard to shares issued prior to October 1, 2003, any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

1. Altering or abolishing any preemptive rights attached to any of his or her shares;

2. Altering or abolishing the voting rights pertaining to any of his or her shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

3. Effecting an exchange, cancellation, or reclassification of any of his or her shares, when such exchange, cancellation, or reclassification would alter or abolish the shareholder’s voting rights or alter his or her percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

4. Reducing the stated redemption price of any of the shareholder’s redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his or her shares, or making any of his or her shares subject to redemption when they are not otherwise redeemable;

5. Making noncumulative, in whole or in part, dividends of any of the shareholder’s preferred shares which had theretofore been cumulative;

6. Reducing the stated dividend preference of any of the shareholder’s preferred shares; or

7. Reducing any stated preferential amount payable on any of the shareholder’s preferred shares upon voluntary or involuntary liquidation.

(2) Notwithstanding subsection (1), the availability of appraisal rights under paragraphs (1)(a), (b), (c), and (d) shall be limited in accordance with the following provisions:

(a) Appraisal rights shall not be available for the holders of shares of any class or series of shares which is:

1. Listed on the New York Stock Exchange or the American Stock Exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

2. Not so listed or designated, but has at least 2,000 shareholders and the outstanding shares of such class or series have a market value of at least $10 million, exclusive of the value of such shares held by its subsidiaries, senior executives, directors, and beneficial shareholders owning more than 10 percent of such shares.

(b) The applicability of paragraph (a) shall be determined as of:

1. The record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action requiring appraisal rights; or

2. If there will be no meeting of shareholders, the close of business on the day on which the board of directors adopts the resolution recommending such corporate action.

(c) Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in paragraph (a) at the time the corporate action becomes effective.

(d) Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares if:

1. Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to the corporate action by a person, or by an affiliate of a person, who:

a. Is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, the beneficial owner of 20 percent or more of the voting power of the corporation, excluding any shares acquired pursuant to an offer for all shares having voting power if such offer was made within 1 year prior to the corporate action requiring appraisal rights for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action; or

b. Directly or indirectly has, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporation of the corporate action requiring appraisal rights had, the power, contractually or otherwise, to cause the appointment or election of 25 percent or more of the directors to the board of directors of the corporation; or

2. Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to such corporate action by a person, or by an affiliate of a person, who is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, a senior executive or director of the corporation or a senior executive of any affiliate thereof, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than:

a. Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action;

b. Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in s. 607.0832; or

c. In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity in the corporate action or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of such entity or such affiliate.

(e) For the purposes of paragraph (d) only, the term “beneficial owner” means any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares, provided that a member of a national securities exchange shall not be deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person solely because such member is the recordholder of such securities if the member is precluded by the rules of such exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby shall be deemed to have acquired beneficial ownership, as of the date of such agreement, of all voting shares of the corporation beneficially owned by any member of the group.

(3) Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment thereto may limit or eliminate appraisal rights for any class or series of preferred shares, but any such limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately prior to the effective date of such amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange, or other right existing immediately before the effective date of such amendment shall not apply to any corporate action that becomes effective within 1 year of that date if such action would otherwise afford appraisal rights.

(4) A shareholder entitled to appraisal rights under this chapter may not challenge a completed corporate action for which appraisal rights are available unless such corporate action:

(a) Was not effectuated in accordance with the applicable provisions of this section or the corporation’s articles of incorporation, bylaws, or board of directors’ resolution authorizing the corporate action; or

(b) Was procured as a result of fraud or material misrepresentation.

607.1303 ASSERTION OF RIGHTS BY NOMINEES AND BENEFICIAL OWNERS.

(1) A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

(2) A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder:

(a) Submits to the corporation the record shareholder’s written consent to the assertion of such rights no later than the date referred to in s. 607.1322(2)(b)2.

(b) Does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

607.1320 NOTICE OF APPRAISAL RIGHTS.

(1) If proposed corporate action described in s. 607.1302(1) is to be submitted to a vote at a shareholders’ meeting, the meeting notice must state that the corporation has concluded that shareholders are, are not, or may be entitled to assert appraisal rights under this chapter. If the corporation concludes that appraisal rights are or may be available, a copy of ss. 607.1301-607.1333 must accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

(2) In a merger pursuant to s. 607.1104, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice must be sent within 10 days after the corporate action became effective and include the materials described in s. 607.1322.

(3) If the proposed corporate action described in s. 607.1302(1) is to be approved other than by a shareholders’ meeting, the notice referred to in subsection (1) must be sent to all shareholders at the time that consents are first solicited pursuant to s. 607.0704, whether or not consents are solicited from all shareholders, and include the materials described in s. 607.1322.

607.1321 NOTICE OF INTENT TO DEMAND PAYMENT.

(1) If proposed corporate action requiring appraisal rights under s. 607.1302 is submitted to a vote at a shareholders’ meeting, or is submitted to a shareholder pursuant to a consent vote under s. 607.0704, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

(a) Must deliver to the corporation before the vote is taken, or within 20 days after receiving the notice pursuant to s. 607.1320(3) if action is to be taken without a shareholder meeting, written notice of the shareholder’s intent to demand payment if the proposed action is effectuated.

(b) Must not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

(2) A shareholder who does not satisfy the requirements of subsection (1) is not entitled to payment under this chapter.

607.1322 APPRAISAL NOTICE AND FORM.

(1) If proposed corporate action requiring appraisal rights under s. 607.1302(1) becomes effective, the corporation must deliver a written appraisal notice and form required by paragraph (2)(a) to all shareholders who satisfied the requirements of s. 607.1321. In the case of a merger under s. 607.1104, the parent must deliver a written appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

(2) The appraisal notice must be sent no earlier than the date the corporate action became effective and no later than 10 days after such date and must:

(a) Supply a form that specifies the date that the corporate action became effective and that provides for the shareholder to state:

1. The shareholder’s name and address.

2. The number, classes, and series of shares as to which the shareholder asserts appraisal rights.

3. That the shareholder did not vote for the transaction.

4. Whether the shareholder accepts the corporation’s offer as stated in subparagraph (b)4.

5. If the offer is not accepted, the shareholder’s estimated fair value of the shares and a demand for payment of the shareholder’s estimated value plus interest.

(b) State:

1. Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under subparagraph 2.

2. A date by which the corporation must receive the form, which date may not be fewer than 40 nor more than 60 days after the date the subsection (1) appraisal notice and form are sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date.

3. The corporation’s estimate of the fair value of the shares.

4. An offer to each shareholder who is entitled to appraisal rights to pay the corporation’s estimate of fair value set forth in subparagraph 3.

5. That, if requested in writing, the corporation will provide to the shareholder so requesting, within 10 days after the date specified in subparagraph 2., the number of shareholders who return the forms by the specified date and the total number of shares owned by them.

6. The date by which the notice to withdraw under s. 607.1323 must be received, which date must be within 20 days after the date specified in subparagraph 2.

(c) Be accompanied by:

1. Financial statements of the corporation that issued the shares to be appraised, consisting of a balance sheet as of the end of the fiscal year ending not more than 15 months prior to the date of the corporation’s appraisal notice, an income statement for that year, a cash flow statement for that year, and the latest available interim financial statements, if any.

2. A copy of ss. 607.1301-607.1333.

607.1323 PERFECTION OF RIGHTS; RIGHT TO WITHDRAW.

(1) A shareholder who wishes to exercise appraisal rights must execute and return the form received pursuant to s. 607.1322(1) and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to s. 607.1322(2)(b)2. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the executed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection (2).

(2) A shareholder who has complied with subsection (1) may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to s. 607.1322(2)(b)6. A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

(3) A shareholder who does not execute and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates if required, each by the date set forth in the notice described in subsection (2), shall not be entitled to payment under this chapter.

607.1324 SHAREHOLDER’S ACCEPTANCE OF CORPORATION’S OFFER.

(1) If the shareholder states on the form provided in s. 607.1322(1) that the shareholder accepts the offer of the corporation to pay the corporation’s estimated fair value for the shares, the corporation shall make such payment to the shareholder within 90 days after the corporation’s receipt of the form from the shareholder.

(2) Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares.

607.1326 PROCEDURE IF SHAREHOLDER IS DISSATISFIED WITH OFFER.

(1) A shareholder who is dissatisfied with the corporation’s offer as set forth pursuant to s. 607.1322(2)(b)4. must notify the corporation on the form provided pursuant to s. 607.1322(1) of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest.

(2) A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under subsection (1) within the timeframe set forth in s. 607.1322(2)(b)2. waives the right to demand payment under this section and shall be entitled only to the payment offered by the corporation pursuant to s. 607.1322(2)(b)4.

607.1331 COURT COSTS AND COUNSEL FEES.

(1) The court in an appraisal proceeding commenced under 1s. 607.1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(2) The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with ss. 607.1320 and 607.1322; or

(b) Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(3) If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefited.

(4) To the extent the corporation fails to make a required payment pursuant to s. 607.1324, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all costs and expenses of the suit, including counsel fees.

607.1332 DISPOSITION OF ACQUIRED SHARES.

Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefor, as provided in this chapter, may be held and disposed of by such corporation as authorized but unissued shares of the corporation, except that, in the case of a merger or share exchange, they may be held and disposed of as the plan of merger or share exchange otherwise provides. The shares of the surviving corporation into which the shares of such shareholders demanding appraisal rights would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation.

607.1333 LIMITATION ON CORPORATE PAYMENT.

(1) No payment shall be made to a shareholder seeking appraisal rights if, at the time of payment, the corporation is unable to meet the distribution standards of s. 607.06401. In such event, the shareholder shall, at the shareholder’s option:

(a) Withdraw his or her notice of intent to assert appraisal rights, which shall in such event be deemed withdrawn with the consent of the corporation; or

(b) Retain his or her status as a claimant against the corporation and, if it is liquidated, be subordinated to the rights of creditors of the corporation, but have rights superior to the shareholders not asserting appraisal rights, and if it is not liquidated, retain his or her right to be paid for the shares, which right the corporation shall be obliged to satisfy when the restrictions of this section do not apply.

(2) The shareholder shall exercise the option under paragraph (1)(a) or paragraph (b) by written notice filed with the corporation within 30 days after the corporation has given written notice that the payment for shares cannot be made because of the restrictions of this section. If the shareholder fails to exercise the option, the shareholder shall be deemed to have withdrawn his or her notice of intent to assert appraisal rights.

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.	Indemnification of Directors and Officers

The Florida Business Corporation Act, as amended (the “Florida Act”), provides that, in general, a business corporation may indemnify any person who is or was a party to any proceeding (other than an action by, or in the right of, the corporation) by reason of the fact that he or she is or was a director or officer of the corporation, against liability incurred in connection with such proceeding, including any appeal thereof, provided certain standards are met, including that such officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and provided further that, with respect to any criminal action or proceeding, the officer or director had no reasonable cause to believe his or her conduct was unlawful. In the case of proceedings by or in the right of the corporation, the Florida Act provides that, in general, a corporation may indemnify any person who was or is a party to any such proceeding by reason of the fact that he or she is or was a director or officer of the corporation against expenses and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, provided that such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim as to which such person is adjudged liable unless a court of competent jurisdiction determines upon application that such person is fairly and reasonably entitled to indemnity. To the extent that any officers or directors are successful on the merits or otherwise in the defense of any of the proceedings described above, the Florida Act provides that the corporation is required to indemnify such officers or directors against expenses actually and reasonably incurred in connection therewith. However, the Florida Act further provides that, in general, indemnification or advancement of expenses shall not be made to or on behalf of any officer or director if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (i) a violation of the criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe it was unlawful; (ii) a transaction from which the director or officer derived an improper personal benefit; (iii) in the case of a director, a circumstance under which the director has voted for or assented to a distribution made in violation of the Florida Act or the corporation’s Articles of Incorporation; or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

First National’s Articles of Incorporation provide that First National shall indemnify its directors and officers to the fullest extent permitted by law in connection with any actual or threatened action, suit or proceedings, civil, criminal, administrative, investigative or other (whether brought by or in the right of First National or otherwise) arising out of their service to First National or to another organization at First National’s request, or because of their positions with First National. The Articles further provide that First National may purchase and maintain insurance to protect itself and any such director or officer against any liability, cost or expense asserted against or incurred by him in respect of such service, whether or not First National would have the power to indemnify him against such liability by law or under the provisions of this paragraph.

First National’s Bylaws provide that to the fullest extent permitted by law, no director of the Corporation shall be personally liable for monetary damages for any action taken, or any failure to take any action.

ITEM 21.	Exhibits and Financial Statement Schedules

The following exhibits are filed with or incorporated by reference in this Registration Statement:

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger, by and between First National Bankshares of Florida, Inc. and Southern Community Bancorp (included as Appendix A to the proxy statement/prospectus)

5.1	Opinion of Smith, Gambrell & Russell, LLP regarding validity of issuance of shares

8.1	Form of Tax Opinion of Smith, Gambrell & Russell, LLP

8.2	Form of Tax Opinion of Shutts & Bowen LLP

23.1	Consent of Ernst & Young LLP

23.2	Consent of Hacker, Johnson & Smith PA

23.3	Consent of Smith, Gambrell & Russell, LLP (included in Exhibit 5.1)

23.4	Consent of Smith, Gambrell & Russell, LLP (included in Exhibit 8.1)

23.5	Consent of Shutts & Bowen LLP (included in Exhibit 8.2)

23.6	Consent of Keefe, Bruyette & Woods, Inc.

23.7	Consent of SunTrust Robinson Humphrey (included in Exhibit 99.3)

24.1	Powers of Attorney

99.1	Form of Proxy for Special Meeting of Shareholders of Southern Community

99.2	Form of Proxy for Special Meeting of Shareholders of First National

99.3	Opinion of SunTrust Robinson Humphrey (included as Appendix B to the proxy statement/prospectus)

99.4	Opinion of Keefe, Bruyette & Woods, Inc. (included as Appendix C to the proxy statement/prospectus)

99.5	Dissenters’ Rights Provisions of the Florida Business Corporation Act (included as Appendix D to the proxy statement/prospectus)

ITEM 22.	Undertakings

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change in such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) (1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(e) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Naples, State of Florida, on June 3, 2004.

FIRST NATIONAL BANKSHARES OF FLORIDA, INC.

By	/s/ GARY L. TICE

Gary L. Tice Chairman and Chief Executive Officer (principal executive officer)

By	/s/ ROBERT T. REICHERT

Robert T. Reichert Chief Financial Officer (principal financial and accounting officer)

Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ GARY L. TICE	Chairman, Chief Executive Officer and Director	June 3, 2004

Gary L. Tice

*	Director	June 3, 2004

G. Scott Baton

*	Director	June 3, 2004

Alan C. Bomstein

*	Director	June 3, 2004

Charles T. Cricks

*	Director	June 3, 2004

James S. Lindsay

*	Director	June 3, 2004

Edward J. Mace

*	Director	June 3, 2004

Lee Roy Selmon

*	Director	June 3, 2004

David A. Straz, Jr.

* By:	/s/ ROBERT T. REICHERT

Robert T. Reichert, as Attorney-in-Fact, Pursuant to Powers of Attorney filed as Exhibit 24.1 to this Registration Statement

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger, by and between First National Bankshares of Florida, Inc. and Southern Community Bancorp (included as Appendix A to the proxy statement/prospectus)

5.1	Opinion of Smith, Gambrell & Russell, LLP regarding validity of issuance of shares

8.1	Form of Tax Opinion of Smith, Gambrell & Russell, LLP

8.2	Form of Tax Opinion of Shutts & Bowen LLP

23.1	Consent of Ernst & Young LLP

23.2	Consent of Hacker, Johnson & Smith PA

23.3	Consent of Smith, Gambrell & Russell, LLP (included in Exhibit 5.1)

23.4	Consent of Smith, Gambrell & Russell, LLP (included in Exhibit 8.1)

23.5	Consent of Shutts & Bowen LLP (included in Exhibit 8.2)

23.6	Consent of Keefe, Bruyette & Woods, Inc.

23.7	Consent of SunTrust Robinson Humphrey (included in Exhibit 99.3)

24.1	Powers of Attorney

99.1	Form of Proxy for Special Meeting of Shareholders of Southern Community

99.2	Form of Proxy for Special Meeting of Shareholders of First National

99.3	Opinion of SunTrust Robinson Humphrey (included as Appendix C to the proxy statement/prospectus)

99.4	Opinion of Keefe, Bruyette & Woods, Inc. (included as Appendix D to the proxy statement/prospectus)

99.5	Dissenters’ Rights Provisions of the Florida Business Corporation Act (included as Appendix D to the proxy statement/prospectus)